EXHIBIT 99.1

KPMG Actuaries Pty Limited
Australian Financial Services Licence No: 227 328		ABN: 77 002 882 000

10 Shelley Street	PO Box H67	Telephone: +61 2 9335 8900
Sydney NSW 2000	Australia Square	Facsimile: +61 2 9335 8911
Australia	Sydney NSW 1213	Email: actuaries@kpmg.com.au
Australia

VALUATION OF
ASBESTOS RELATED DISEASE LIABILITIES
OF FORMER JAMES HARDIE ENTITIES
(“THE LIABLE ENTITIES”)
TO BE MET BY THE SPECIAL PURPOSE FUND
EFFECTIVE AS AT 30 SEPTEMBER 2006
PREPARED FOR JAMES HARDIE INDUSTRIES NV
13 November 2006
KPMG Actuaries Pty Limited is a sub-licensee of KPMG, an Australian partnership that is part of the KPMG international network. KPMG International is a Swiss cooperative.

KPMG Actuaries Pty Limited
Australian Financial Services Licence No: 227 328		ABN: 77 002 882 000

10 Shelley Street	PO Box H67	Telephone: +61 2 9335 8900
Sydney NSW 2000	Australia Square	Facsimile: +61 2 9335 8911
Australia	Sydney NSW 1213	Email: actuaries@kpmg.com.au
Australia
13 November 2006
Mr Russell Chenu
Chief Financial Officer
James Hardie Industries NV
22 Pitt Street
Sydney NSW 2000
Dear Russell
Valuation of asbestos-related disease liabilities of former James Hardie entities
(“The Liable Entities”) to be met by the Special Purpose Fund
We are pleased to provide you with our actuarial valuation report relating to the asbestos-related disease liabilities of the Liable Entities which are to be met by the Special Purpose Fund.
This report is effective as at 30 September 2006 and has taken into account claims data and information from The Medical Research and Compensation Foundation (“MRCF”) and Amaca Claims Services (“ACS”) as at 30 September 2006.
If you have any questions with respect to the contents of this report, please do not hesitate to contact us.

Yours sincerely

Richard Wilkinson BSc FIA FIAA	Neil Donlevy MA FIA FIAA
Director	Director
KPMG Actuaries Pty Ltd	KPMG Actuaries Pty Ltd
Fellow of the Institute of Actuaries	Fellow of the Institute of Actuaries
(London)	(London)
Fellow of the Institute of Actuaries of	Fellow of the Institute of Actuaries of
Australia	Australia
KPMG Actuaries Pty Limited is a sub-licensee of KPMG, an Australian partnership that is part of the KPMG international network. KPMG International is a Swiss cooperative.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
EXECUTIVE SUMMARY

Important Note: Basis of Report
This valuation report (“the Report”) has been prepared by KPMG Actuaries Pty Limited (A.B.N. 77 002 882 000) (“KPMG Actuaries”) in accordance with “A deed in respect of a Final Funding Agreement in respect of the provision of long-term funding for compensation arrangements for certain victims of Asbestos-related diseases in Australia” (hereafter referred to as “the Final Funding Agreement”) between James Hardie Industries NV, James Hardie 117 Pty Limited and the State of New South Wales which was signed on 1 December 2005. This Report is intended to meet the requirements of the Final Funding Agreement and values the asbestos-related disease liabilities of the Liable Entities to be met by the Special Purpose Fund (which is named the Asbestos Injuries Compensation Fund). This Report is not intended to be used for any other purpose and may not be suitable, and should not be used, for any other purpose. Opinions and estimates contained in the Report constitute our judgement as of the date of the Report.
The Report has made allowance for an estimate of the cost savings anticipated to arise as a result of the enactment of The Dust Diseases Tribunal Amendment (Claims Resolution) Act 2005 in New South Wales (“the DDT Act 2005”).
In preparing the Report, KPMG Actuaries has relied on information supplied to it from various sources and has assumed that that information is accurate and complete in all material respects. KPMG Actuaries has not independently verified the accuracy or completeness of the data and information used for this Report.
Except insofar as liability under statute cannot be excluded, KPMG Actuaries, its directors, employees and agents will not be held liable for any loss or damage of any kind arising as a consequence of any use of the Report or purported reliance on the Report including any errors in, or omissions from, the valuation models.
The Report must be read in its entirety. Individual sections of the Report, including the Executive Summary, could be misleading if considered in isolation. In particular, the opinions expressed in the Report are based on a number of assumptions and qualifications which are set out in full in the Report.

i

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
Introduction
Both the Heads of Agreement and the Final Funding Agreement envisage the completion of an Annual Actuarial Report evaluating the potential asbestos-related disease liabilities of the Liable Entities to be met by the Special Purpose Fund.
The Liable Entities are defined as being the following entities:
•	Amaca Pty Ltd (formerly James Hardie & Coy);

•	Amaba Pty Ltd (formerly Jsekarb); and

•	ABN60 Pty Ltd (formerly James Hardie Industries Ltd).
The Board of James Hardie have agreed that Personal Asbestos Claims arising out of mining activities at Baryulgil will also be met by the Special Purpose Fund (these liabilities are referred to in the Final Funding Agreement as liabilities in relation to Marlew Claims).
Scope of report
We have been engaged by James Hardie Industries NV (“James Hardie”) to provide an actuarial assessment as at 30 September 2006 of the asbestos-related disease liabilities of the Liable Entities to be met by the Special Purpose Fund.
The assessment is on a central estimate basis and is based on the claims experience as at 30 September 2006. The Discounted Central Estimate takes into account the anticipated cost savings arising from the procedural reforms resulting from the DDT Act 2005.
A “central estimate” liability assessment is an estimate of the expected value of the range of potential future liability outcomes. In other words, if all the possible values of the liabilities are expressed as a statistical distribution, the central estimate is an estimate of the mean of that distribution. The central estimate liability represents the expected present value of the future asbestos-related claim payments by the Liable Entities in relation to future Proven Claims and Claims Legal Costs to be met by the Special Purpose Fund.
Throughout this report, we have made reference to terms which are defined in the Final Funding Agreement. Accordingly, we have attached, at Appendix K, a Glossary of Terms upon which we have relied.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
Overview of Recent Claims Experience
Claim Numbers
Following the high level of claims reporting activity observed in 2004/05, when there were 506 claims reported to the Liable Entities, claims reporting activity fell substantially in 2005/06 (to 395 claims).
The fall in claims reporting was observed across most disease types and was especially notable for mesothelioma, which fell from 260 claims to 210 claims and asbestosis, which fell from 120 claims to 98 claims.
During 2006/07 to date, claim reporting for mesothelioma has been below expectations (there have been 94 claims in 6 months). However, there has been a corresponding increase in asbestosis reporting activity (there have been 78 claims in 6 months). It is not yet clear what has caused this shift and whether the shift is a temporary or more long-term effect.
Overall, claim numbers for the first half of 2006/07 have, at 227 claims, broadly tracked previous expectations for 2006/07: we are currently projecting 483 claims for 2006/07 compared with a projection of 478 claims at our valuation of 31 March 2006.
Claims Awards
Claim awards for mesothelioma have shown a degree of stability in the last two years, and 2006/07 has (to date) been broadly similar. For other disease types, average awards have exhibited greater volatility which is not unexpected given the small volumes of claim settlements in 2006/07 of those disease types.
There have been two reforms implemented in the last year (the Civil Liability Amendment Bill 2006 in NSW and the Dust Diseases Act 2005 (SA) Bill in South Australia) which have the potential to affect awards. Our approach has been to allow for these reforms within our assumptions for the future average cost of claims.
Defence legal costs incurred by the Liable Entities have shown some reduction over the last 18 months, partly due to internal cost saving initiatives by Amaca Claims Services (“ACS”) and partly due to the impact of the DDT Act 2005. Whilst we are not yet in a position to quantify how much of the savings are due to each of the components, it is clear that reductions in legal costs have taken place.
Recoveries
During the last 2 years, recoveries from insurers and also from cross-claims have increased substantially relative to previous years.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
Since 1 April 2005, recoveries made by ACS on behalf of Amaca and Amaba have totalled $38m, with $8m arising from cross-claims recoveries and $30m from insurance recoveries. By contrast, in the 2004/05 financial year, recoveries totalled $8m.
In part, this increase has been due to settlements from Schemes of Arrangement, which result in a one-off payment to terminate the insurer’s liability to the Liable Entities. This is, in effect, an acceleration of payments that would ultimately have been made to the Liable Entities. The increase in recoveries has also been due to the significant work conducted by ACS to identify where such recoveries can be made and to ensure those recoveries are made.
Liability Assessment
At 30 September 2006, our central estimate of the liabilities of the Liable Entities (the Discounted Central Estimate) to be met by the Special Purpose Fund taking credit for the anticipated cost savings from the implementation of procedural reforms resulting from the DDT Act 2005 in NSW is $1,554.8m (March 2006: $1,517.0m).
Within that assessment, we have estimated the future cost savings arising from the procedural reforms in NSW as being $35.2m (March 2006: $74.5m), although it should be noted that the reduction in future cost savings is due to some of the projected cost savings at 31 March 2006 having now been realised owing to internal cost savings initiatives by ACS and the DDT Act 2005 and allowed for in our base valuation assumptions at 30 September 2006.
Accordingly our central estimate of the net liabilities of the Liable Entities before any allowance for future cost savings is $1,590.0m (March 2006: $1,591.5m).
If similar reforms as those enacted under the DDT Act 2005 were implemented in States outside of NSW, then our central estimate of the liabilities of the Liable Entities would be $1,531.5m (March 2006: $1,468.0m). That is, we estimate the potential savings from the implementation of procedural reforms in other States at $23.3m (March 2006: $49.0m). However, it should be noted that there has been no indication of a commitment by the Governments of the other States to accept or implement any procedural reforms at this time.
All of the above liability figures are discounted and are net of cross-claim recoveries and Insurance Recoveries.
The following table shows a summary of our central estimate liability assessment and compares the current assessment with previous assessments.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
Table E.1: Comparison of central estimate of liabilities

				March
	September 2006			2006	June 2005
	$m			$m	$m
	Gross of		Net of	Net of	Net of
	insurance	Insurance	insurance	insurance	insurance
	recoveries	recoveries	recoveries	recoveries	recoveries
Total projected cashflows in current dollars (uninflated and undiscounted)	1,718.7	239.7	1,479.0	1,478.5	1,596.9
Future inflation allowance (base and superimposed inflation)	2,038.2	273.3	1,764.9	1,763.2	1,709.1
Total projected cash-flows with inflation allowance	3,756.9	512.9	3,244.0	3,241.7	3,306.0
Discounting allowance	(1,929.0)	(275.0)	(1,654.0)	(1,650.2)	(1,654.3)
Net present value liabilities (pre cost savings)	1,827.9	237.9	1,590.0	1,591.5	1,651.7
Net present value liabilities allowing for the DDT Act 2005 applying in NSW only*	1,788.3	233.5	1,554.8	1,517.0	1,568.4
Net present value liabilities allowing for procedural reforms applying nationally**	1,762.0	230.5	1,531.5	1,468.0	1,513.3

*	This is based on our estimate that NSW represents 50% of the future liabilities. All future figures showing “NSW only” use this estimate.

**	As noted in Section 6.3.1, the estimation of the legal cost savings arising from the other States is subject to considerably greater uncertainty than those assessed for NSW.

v

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
As we have noted in Section 1.3.1, Workers Compensation claims, being claims by current and former employees of the Liable Entities, are included to the extent that such liabilities are not met by a Workers Compensation Scheme or Policy (as a result of the existence of limits of indemnity and policy deductibles on those contracts of insurance). The amounts of Workers Compensation claims which are met by the contracts of insurance are not included within the definition of a Personal Asbestos Claim and are therefore not met by the Special Purpose Fund. Workers Compensation claims in excess of the insurance limits of indemnity are included in the definition of Personal Asbestos Claim and these amounts are therefore met by the Special Purpose Fund.
We have not allowed for the future Operating Expenses of the Special Purpose Fund or the Liable Entities in the liability assessments.
Comparison with previous valuations
Comparison with 31 March 2006 valuation
In the absence of any change to the claim projection assumptions from our 31 March 2006 valuation, other than allowing for the changes in the discount rate, we would have projected a Discounted Central Estimate liability of $1,522.5m (net of NSW cost savings) as at 30 September 2006. Consequently, our revised assessment at 30 September 2006 represents an increase of $32.3m from that assessment.
The increase from that net liability estimate is principally a consequence of:
•	An increase in projected future claim numbers, especially for asbestosis claims; and

•	An increase in the rate of future claims inflation assumed based on recent emerging trends in overall claim cost inflation;
offset by
•	A lower assumed overall average cost per claim based on recent trends; and

•	An increase in the proportion of mesothelioma claims which are expected to settle for nil costs.
The following table shows an analysis of the change in our liability assessments from March 2006 to September 2006.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
Table E.2: Analysis of change: March 2006 to September 2006

$m
Net liability at start of valuation period allowing for cost savings on NSW only	1,517.0
Expected net claims payments	(35.1)
Unwind of discount	41.0
Expected liability at end of valuation period	1,522.9
Change in discount rate	(0.4)
Expected net liability at end of valuation period adjusted for discount rate	1,522.5
Impact of Change in valuation bases:
- Claim numbers and peak year	62.6
- Nil settlement rate	(8.5)
- Average claims costs and legal costs	(50.2)
- Claims inflation	43.4
- Emerging experience on reported claims and pending claims	(15.0)
Total development in net liability	32.3
Net liability at end of valuation period allowing for cost savings in NSW only	1,554.8

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
Claims and legal costs
We have identified the elements of legal costs (defined as Claims Legal Costs) within our valuation.
Table E.3: Breakdown of components of net central estimate liabilities

	Net Liability		Net Liability		Net Liability
	at Sept 2006		at March 2006		at June 2005
	$m		$m		$m
Net claim costs (excl Claims Legal Costs)	1,230.3		1,190.6		1,222.2
Total Claims Legal Costs (plaintiff and defendant costs)	359.7		400.9		429.5
Net Liability before cost savings	1,590.0		1,591.5		1,651.7

	NSW	Australia	NSW	Australia	NSW	Australia-
	Only	-wide	Only	-wide	Only	wide
Estimate of cost savings	(35.2)	(58.5)	(74.5)	(123.5)	(83.3)	(138.4)
Net Liability after savings	1,554.8	1,531.5	1,517.0	1,468.0	1,568.4	1,513.3
Claims Legal Costs after savings	324.5	301.2	326.4	277.4	346.2	291.1
Claims Legal Costs, as % of gross costs of settlements	22.1%	20.5%	22.8%	19.4%	24.2%	20.3%
Claims Legal Costs, as % of net costs of settlements	26.4%	24.5%	27.4%	23.3%	28.3%	23.8%
Note: The net present value of the Insurance Recoveries have been assessed as $237.9m for the September 2006 valuation; $241.2m for the March 2006 valuation; $209.8m for the June 2005 valuation.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
Final Funding Agreement calculations
The Final Funding Agreement sets out the basis on which payments will be made to the Special Purpose Fund. Additionally, there are a number of other figures specified within the Final Funding Agreement that we are required to calculate. These are:
•	Discounted Central Estimate: This is the central estimate of the present value of the liabilities of the Former James Hardie Companies and Marlew in respect of expected Proven Claims and Claims Legal Costs, after allowing for Insurance and Other Recoveries.

•	Term Central Estimate: This is the central estimate of the present value of the liabilities of the Former James Hardie Companies and Marlew in respect of expected Proven Claims and Claims Legal Costs, in each case which are reasonably expected to become payable up to 31 March 2045, after allowing for Insurance and Other Recoveries.

•	Period Actuarial Estimate: This is the central estimate of the present value of the liabilities of the Former James Hardie Companies and Marlew in respect of expected Proven Claims and Claims Legal Costs, in each case which are reasonably expected to become payable in the next three years, before allowing for Insurance and Other Recoveries.
Table E.4: Final Funding Agreement calculations ($m):
NSW cost savings scenario

Post cost savings
(NSW only)
Discounted Central Estimate (net of cross-claim recoveries, Insurance and Other Recoveries)	1,554.8
Period Actuarial Estimate (net of cross-claim recoveries, gross of Insurance and Other Recoveries) comprising:	199.9
Discounted value of cashflow in 2006/07	37.0
Discounted value of cashflow in 2007/08	75.0
Discounted value of cashflow in 2008/09	88.0
Term Central Estimate (net of cross-claim recoveries, Insurance and Other Recoveries)	1,550.9
Note: 2006/07 cashflow includes only 6 months cashflow and the Period Actuarial Estimate therefore only measures 2 years 6 months rather than 3 years of cashflows.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
It should be noted that the actual funding required at a particular date will depend upon a number of factors, including:
•	the net asset position of the Special Purpose Fund at that time;

•	the free cash flow amount of the JHINV Group in the preceding financial year; and

•	the Period Actuarial Estimate in the latest Annual Actuarial Report.
Uncertainty
Estimates of asbestos-related disease liabilities are subject to considerable uncertainty. This includes uncertainty due to:
•	The difficulty in quantifying the extent and pattern of past asbestos exposures and the number and incidence of the ultimate number of lives that may be affected by asbestos related diseases arising from such past asbestos exposures;

•	The propensity of individuals affected by diseases arising from such exposure to file common law claims against defendants;

•	The extent to which the Liable Entities will be joined in such future common law claims;

•	The fact that the ultimate severity of the impact of the disease and the quantum of the claims that will be awarded will be subject to the outcome of events that have not yet occurred, including:
•	medical and epidemiological developments;

•	court interpretations;

•	legislative changes;

•	changes to the form and range of benefits for which compensation may be awarded (“heads of damage”);

•	public attitudes to claiming;

•	the impact of new (and future) procedural reforms in NSW upon the legal costs incurred in managing and settling claims;

•	the potential for future procedural reforms in other States affecting the legal costs incurred in managing and settling claims in those States;

•	potential third-wave exposures; and

•	social and economic conditions such as inflation.

x

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
It should therefore be expected that the actual emergence of the liabilities will vary from any estimate. As indicated in Figure E.1, depending on the actual out-turn of experience relative to that currently forecast the variation could potentially be substantial. Thus, no assurance can be given that the actual liabilities of the Liable Entities to be met by the Special Purpose Fund will not ultimately exceed the estimates contained in this report and that any such variation may be significant.
Given this, we provide the following sensitivity tests of the actuarial assessment of the liabilities to changes in some key assumptions.
Figure: E.1 Sensitivity testing results – Impact around the net central estimate (discounted) (in $m), based on application of the DDT Act 2005 in NSW only
The superimposed inflation sensitivity tests are for 6.25% per annum for 5 years reducing to 2.25% per annum; and 2.25% per annum for 5 years reducing to –2% per annum.
Whilst our combined sensitivity test of a number of factors (including superimposed inflation, average claim costs and numbers of claims) indicates a range around the central estimate of liabilities of -$600m and +$800m, the actual cost of liabilities could fall outside that range depending on the out-turn of the actual experience.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
The above chart may imply that the single most sensitive assumption is potentially the peak year of claims. This is related to the fact that one of the most substantial uncertainties is the ultimate number of claims that may eventuate against the Liable Entities. Shifting the peak year by 5 years from 2010/11 to 2015/2016 for mesothelioma would imply an increase in the future number of mesothelioma claims reported (both at a national level and to the Liable Entities) of around 50%.
Data, Reliances and Limitations
We have been provided with the following information by the MRCF and ACS:

•	MRCF claims database at 30 September 2006 with individual claims listings;

•	MRCF accounting database at 30 September 2006 (which includes individual claims payment details);

•	MRCF Monthly Management Information Reports to 30 September 2006;

•	MRCF Home Renovator Reports at various dates; and

•	Detailed insurance bordereaux information (being a listing of claims filed with the insurers of the Liable Entities) provided by ACS as at 30 September 2006.
While we have tested the consistency of the various data sets provided, we have not otherwise verified the data nor have we undertaken any auditing of the data at source. We have relied on the data provided as being complete and accurate in all material respects. Consequently, should there be material errors or incompleteness in the data, our assessment could be affected materially.
Executive Summary Not Report
Please note that this executive summary is intended as a brief overview of our report. To properly understand our analysis and the basis of our liability assessment requires examination of our report in full.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
CONTENTS

1 Scope and Purpose	1
1.1 Introduction	2
1.2 Purpose of this report	3
1.3 Scope of report	5
1.4 Areas of potential exposure not included	11
1.5 Data reliances and limitations	12
1.6 Uncertainty	12
1.7 Distribution and use	13
1.8 Author of the report	13
1.9 Professional standards and compliance	14
2 Exposure history of James Hardie’s former subsidiaries	15
2.1 Overview	15
2.2 Baryulgil mining activities	15
2.3 Asbestos cement	17
2.4 Insulation products	17
2.5 Brake linings	18
3 Areas of Potential Exposure	19
3.1 Overview	19
3.2 Potential changes to the number of future claims	19
3.3 Potential changes to claims costs	22
3.4 Medical developments	28
4 Data	30
4.1 Data provided to KPMG Actuaries	30
4.2 Data limitations	31
4.3 Data verification	32
4.4 Data interpretation and analysis	36
4.5 The Second Cost Consultants’ Report: July 2005	39
4.6 Data conclusion	40
5 Valuation Methodology and Approach	41
5.1 Previous valuation work and methodology changes	41
5.2 Overview of current methodology	41
5.3 Disease type and class subdivision	43
5.4 Numbers of future claims notifications	45
5.5 Numbers of claim settlements from future claim notifications	47
5.6 Proportion of claims settled for nil amounts	49
5.7 Average claim costs of IBNR claims	50
5.8 Pending claims	52
5.9 Insurance Recoveries	55

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006

5.10 Bad debt allowance	58
5.11 Cross-claim recoveries	58
5.12 Discounting cashflows	60
6 Cost Savings Arising from the DDT Act 2005	61
6.1 Background to the DDT Act 2005	61
6.2 Methodology	63
6.3 Potential cost savings in other States	65
6.4 Savings achieved to date	67
7 Economic Assumptions	69
7.1 Overview	69
7.2 Claims inflation	69
7.3 Discount rates: Commonwealth bond zero coupon yields	74
7.4 Consistency of economic assumptions	75
8 Analysis of Claims Experience – Claim Numbers	77
8.1 Overview	77
8.2 Mesothelioma claims	78
8.3 Asbestosis claims	85
8.4 Lung cancer claims	89
8.5 ARPD & Other claims	89
8.6 Workers Compensation and wharf claims	89
8.7 Summary of base claims numbers assumptions	90
8.8 Exposure information	91
8.9 Latency model	94
8.10 Peak year of claims and estimated future notifications	97
8.11 Baryulgil	100
9 Analysis of Experience – Average Claims Costs	101
9.1 Overview	101
9.2 Mesothelioma claims	103
9.3 Asbestosis claims	110
9.4 Lung cancer claims	111
9.5 ARPD & Other claims	113
9.6 Workers Compensation claims	114
9.7 Wharf claims	116
9.8 Large claim size and incidence rates	117
9.9 Average defendant legal cost for non-nil and nil claim settlements (before allowance for cost savings)	119
9.10 Superimposed inflation	122
9.11 Ageing of claimants	125
9.12 Summary assumptions	126
10 Analysis of Claims Experience – Nil Settlement Rates	127

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006

10.1 Nil settlement rate	127
10.2 Mesothelioma claims	128
10.3 Asbestosis claims	131
10.4 Lung cancer claims	132
10.5 ARPD & Other claims	133
10.6 Workers Compensation claims	134
10.7 Wharf claims	135
10.8 Summary assumptions	136
11 Product and Public Liability Insurance Programme	137
11.1 Overview	137
11.2 Allowance for Insurance Recoveries	138
11.3 Bad debt allowance on Insurance Recoveries	139
11.4 Bolton Metropolitan Borough Council vs. Municipal Mutual Insurance Ltd (UK) and Commercial Union	139
11.5 Expected Insurance Recoveries	143
12 Valuation Results	145
12.1 Central estimate liability	145
12.2 Comparison with previous valuations	147
12.3 Claims and legal costs	149
12.4 Cashflow projections	150
12.5 Final Funding Agreement calculations	152
12.6 Accounting liability calculations	154
13 Uncertainty	155
13.1 Overview	155
13.2 Sensitivity testing	156
13.3 Results of sensitivity testing	158
TABLES

Table 1.1: Summary of valuation assessments by KPMG Actuaries	3
Table 2.1: History of Baryulgil mine	15
Table 4.1: Comparison of results from claims and accounting databases at 30 September 2006	34
Table 5.1: Assumed latency periods by disease type	46
Table 5.2: Settlement pattern of claims awards by delay from claim reporting	49
Table 5.3: Projected savings as a % of case estimates: 2002-2006	53
Table 5.4: Component of cost arising from pending claims	54
Table 5.5: Cross-claim recoveries by settlement year	59
Table 6.1: Cost Consultants’ estimates of legal costs – Old Process ($)	64

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006

Table 6.2: Cost Consultants’ estimates of legal costs – New Process ($)	64
Table 6.3: Estimated future proportion of liabilities by State	66
Table 6.4: Estimated proportion of legal costs saved by State	67
Table 7.1: Annualised rates of CPI and AWOTE	71
Table 7.2: Claims inflation assumptions	74
Table 7.3: Zero coupon yield curve by duration	75
Table 8.1: Number of claims reported annually	77
Table 8.2: Number of mesothelioma claims by location of claim filing	80
Table 8.3: Number of asbestosis claims by location of claim filing	87
Table 8.4: Base claim numbers assumptions	90
Table 8.5: Peak year of claim notifications	98
Table 8.6: Number of claim notifications by disease type	99
Table 9.1: Average attritional non-nil claim award (inflated to 2006/07 money terms)	102
Table 9.2: Contribution rate for direct mesothelioma claims: 1994-2006	103
Table 9.3: Average mesothelioma claims assumptions	110
Table 9.4: Average asbestosis claims assumptions	111
Table 9.5: Average lung cancer claims assumptions	113
Table 9.6: Average ARPD & Other claims assumptions	114
Table 9.7: Average Workers Compensation claims assumptions	116
Table 9.8: Average wharf claims assumptions	117
Table 9.9: Summary average cost assumptions	126
Table 10.1: Nil settlement rates by class and disease type	127
Table 10.2: Average cost per attritional mesothelioma claim	130
Table 10.3: Summary nil settlement rate assumptions	136
Table 11.1: Insurance recoveries at 30 September 2006	143
Table 12.1: Comparison of central estimate of liabilities	146
Table 12.2: Analysis of change: March 2006 to September 2006	148
Table 12.3: Breakdown of components of net central estimate liabilities	150
Table 12.4: Final Funding Agreement calculations ($m) – NSW cost savings scenario	153
FIGURES

Figure 1.1: Illustrative distribution of liability outcomes	5
Figure 2.1: Person years of exposure by year of exposure for Baryulgil mine workers: 1944 to 1979	16
Figure 5.1: Settlement pattern derivation for mesothelioma claims	47
Figure 5.2: Settlement pattern derivation for non-mesothelioma claims	48

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006

Figure 5.3: Size distribution of non-nil mesothelioma claims split by contribution from each year of exposure (award only)	57
Figure 6.1: Split of total award cost of claims by State in current money terms	65
Figure 7.1: Trends in Bond Yields: 1996 – 2006	70
Figure 7.2: Trends in CPI and AWOTE: 1970 - 2005	72
Figure 8.1: Proportion of claims by disease type: 2000-2006	78
Figure 8.2: Monthly notifications of mesothelioma claims: 2000-2006	79
Figure 8.3: Quarterly reporting pattern of mesothelioma claims	82
Figure 8.4: Rolling annualised averages of mesothelioma claim notifications	83
Figure 8.5: Change in mesothelioma claims projections at successive valuations	85
Figure 8.6: Monthly notifications of asbestosis claims: 2000-2006	86
Figure 8.7: Rolling annualised averages of asbestosis claim notifications	88
Figure 8.8: Consumption and production indices – Australia 1920-2002	91
Figure 8.9: Exposure (person-years) of all Liable Entities’ claimants to date	92
Figure 8.10: Exposure (person years) of all claimants to date by report year and exposure year	93
Figure 8.11: Latency of mesothelioma claims	95
Figure 8.12: Latency of asbestosis claims	95
Figure 8.13: Latency of lung cancer claims	96
Figure 8.14: Latency of ARPD & Other claims	96
Figure 8.15: Expected future claim notifications by disease type	99
Figure 9.1: Distribution of contribution rates for direct mesothelioma claims	104
Figure 9.2: Distribution of claims by number of defendants	105
Figure 9.3: Average number of unique defendants per claim	106
Figure 9.4: Contribution of individual bands of claims to overall average attritional mesothelioma claim costs (inflated to 2006/07 money terms)	107
Figure 9.5: Distribution of claims awards for mesothelioma claims (inflated to 2006/07 money terms)	108
Figure 9.6: Inflated average awards and number of non-nil claims settlements for mesothelioma claims: 1994 to 2006	109
Figure 9.7: Inflated average awards and number of non-nil claims settlements for asbestosis claims: 1994 to 2006	110
Figure 9.8: Inflated average awards and number of non-nil claims settlements for lung cancer claims: 1994 to 2006	112
Figure 9.9: Inflated average awards and number of non-nil claims settlements for ARPD & Other claims: 1994 to 2006	113
Figure 9.10: Inflated average awards and number of non-nil claims settlements for Workers Compensation claims: 1994 to 2006	115
Figure 9.11: Inflated average awards and number of non-nil claims settlements for Wharf claims: 1994 to 2006	116

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006

Figure 9.12: Scatter plot of large claims by settlement year	118
Figure 9.13: Inflated average defendant legal costs for non-nil claims by closure year	120
Figure 9.14: Inflated average defendant legal costs for nil claims by closure year	121
Figure 9.15: Inflated average mesothelioma awards: 1995/96 to 2006/07	123
Figure 9.16: Age profile of claimants: 1991/92 to 2006/07 by report year	125
Figure 10.1: Mesothelioma nil claims experience: 1994 to 2006	128
Figure 10.2: Asbestosis nil claims experience: 1994 to 2006	131
Figure 10.3: Lung cancer nil claims experience: 1994 to 2006	132
Figure 10.4: ARPD & Other nil claims experience: 1994 to 2006	133
Figure 10.5: Workers Compensation nil claims experience: 1994 to 2006	134
Figure 10.6: Wharf nil claims experience: 1994 to 2006	135
Figure 12.1: Composition of claim settlements: 2003-2005	149
Figure 12.2: Past cashflow of the MRCF from 1 January 2003 to 30 September 2006	151
Figure 12.3: Cashflow projections – 30 September 2006 ($m)	152
Figure 13.1: Sensitivity testing results – Impact around the net central estimate (discounted) (in $m), based on application of the DDT Act 2005 in NSW only	159
Figure 13.2: Sensitivity testing results – Impact around the net central estimate (undiscounted) (in $m), based on application of the DDT Act 2005 in NSW only	160
APPENDICES

A.Credit rating default rates by duration	162
B.Summary results ($m)	164
B.1 Prior to cost savings	164
B.2 Post cost savings in NSW only	165
B.3 Post cost savings applied Australia-wide	166
C.Projected cashflows ($m)	167
C.1 Prior to cost savings	167
C.2 Post cost savings in NSW only	168
C.3 Post cost savings applied Australia-wide	169
D.Projected discounted cashflows ($m)	170
D.1 Prior to cost savings	170
D.2 Post cost savings in NSW only	171
D.3 Post cost savings applied Australia-wide	172
E. Comparison of costs: 30 September 2006	173
F.Actuarial valuation assumptions	174

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006

F.1 Total number of claims notifications (past & future)	174
F.2 Latency model	174
F.3 Assumed peak year of notifications	175
F.4 Projected average Liable Entities share of claim award costs of non-nil settlements (pre cost savings)	176
F.5 Projected average Liable Entities’ defendant costs of nil settlements (pre cost savings)	176
F.6 Projected average Liable Entities share of defendant claims legal costs of non-nil settlements (pre cost savings)	177
F.7 Large claims loading (for claims in excess of $1m in 2005/06 money terms)	178
F.8 Nil claim settlement rate	178
F.9 Cross-claim recoveries and Other Recoveries rate	179
F.10 Margin in case estimates	179
F.11 Economic assumptions excluding discount rate	179
F.12 Discount rate by year	180
G. Pending claims reserve adequacy additional analysis	181
G.1 MRCF analysis	181
G.2 Actuarial estimate of future savings on pending claims	182
H. Australian asbestos consumption and production data: 1920-2002	184
I. Derivation of US GAAP accounting liability	185
J. Additional claims information at 30 September 2006	186
K. Glossary of terms	187

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
1	SCOPE AND PURPOSE

Important Note: Basis of Report
This valuation report (“the Report”) has been prepared by KPMG Actuaries Pty Limited (A.B.N. 77 002 882 000) (“KPMG Actuaries”) in accordance with “A deed in respect of a Final Funding Agreement in respect of the provision of long-term funding for compensation arrangements for certain victims of Asbestos-related diseases in Australia” (hereafter referred to as “the Final Funding Agreement”) between James Hardie Industries NV, James Hardie 117 Pty Limited and the State of New South Wales which was signed on 1 December 2005. This Report is intended to meet the requirements of the Final Funding Agreement and values the asbestos-related disease liabilities of the Liable Entities to be met by the Special Purpose Fund (which is named the Asbestos Injuries Compensation Fund). This Report is not intended to be used for any other purpose and may not be suitable, and should not be used, for any other purpose. Opinions and estimates contained in the Report constitute our judgement as of the date of the Report.
The Report has made allowance for an estimate of the cost savings anticipated to arise as a result of the enactment of The Dust Diseases Tribunal Amendment (Claims Resolution) Act 2005 in New South Wales (“the DDT Act 2005”).
In preparing the Report, KPMG Actuaries has relied on information supplied to it from various sources and has assumed that that information is accurate and complete in all material respects. KPMG Actuaries has not independently verified the accuracy or completeness of the data and information used for this Report.
Except insofar as liability under statute cannot be excluded, KPMG Actuaries, its directors, employees and agents will not be held liable for any loss or damage of any kind arising as a consequence of any use of the Report or purported reliance on the Report including any errors in, or omissions from, the valuation models.
The Report must be read in its entirety. Individual sections of the Report, including the Executive Summary, could be misleading if considered in isolation. In particular, the opinions expressed in the Report are based on a number of assumptions and qualifications which are set out in full in the Report.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
1.1	Introduction

1.1.1	Chronology of events

In February 2001, the Medical Research & Compensation Foundation (“MRCF”) was established as a charitable trust to meet the asbestos-related liabilities of two former subsidiaries of the James Hardie Group of Companies, namely Amaca Pty Ltd (formerly James Hardie & Coy) and Amaba Pty Ltd (formerly Jsekarb).

In February 2004, the NSW Government established the Special Commission of Inquiry into the Establishment of the MRCF. In September 2004, one of the findings of the Inquiry was that the MRCF was under-funded insofar as it would not have sufficient assets to meet its expected future liabilities.

During the Special Commission of Inquiry, James Hardie Industries NV (“James Hardie”) made an offer to fund the liabilities of the Liable Entities subject to certain conditions and shareholder approval. Subsequent to the Special Commission of Inquiry’s findings, negotiations began to establish the basis on which the funding may take place.

A “Heads of Agreement” was signed on 21 December 2004 between James Hardie, the ACTU, a representative of the Asbestos Victims Groups, UnionsNSW and the NSW Government. This was a non-binding agreement which set out the principles upon which the Final Funding Agreement would be based.

The Final Funding Agreement was signed by James Hardie and the NSW Government on 1 December 2005 and will, subject to lender and shareholder approval and the meeting of all of the Conditions Precedent, provide a basis for the ongoing funding of those asbestos-related disease liabilities which are intended to be met by the Special Purpose Fund.

1.1.2	Liability assessments undertaken by KPMG Actuaries

KPMG Actuaries Pty Ltd (“KPMG Actuaries”) was retained by James Hardie and Allens Arthur Robinson (“AAR”) during the Special Commission of Inquiry to provide an assessment of the asbestos-related disease liabilities of the MRCF at 30 June 2003.

Within the valuation as at 30 June 2003, KPMG Actuaries estimated the discounted value of the quantifiable liabilities of the MRCF on a “central estimate” basis as $1,573.4m (equivalent to an undiscounted estimate of $3,403.1m), based on the then current economic and legal environment, net of insurance recoveries and after allowance for claims-related legal costs.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
Since that time, KPMG Actuaries has been retained to provide updated assessments of the liabilities at various dates.

The following table shows the valuation assessments made by KPMG Actuaries.
Table 1.1: Summary of valuation assessments by KPMG Actuaries

			Discounted	Undiscounted
		Report	Central	central
Valuation	Based on	release	Estimate	estimate
Date	data as at	date	($m)	($m)
30/06/03	30/06/03	07/06/04	1,573.4	3,403.1
30/06/04	18/10/04	21/11/04	1,536.0	3,585.6
31/03/05	31/03/05	14/05/05	1,684.9	3,603.7
30/06/05 (a)	24/06/05	01/12/05	1,568.4	3,131.0
31/03/06 (a)	28/02/06 (b)	15/05/06	1,517.0	3,079.2
30/09/06 (a)	30/09/06	13/11/06	1,554.8	3,168.9

Notes:
(a) The valuations at 30 June 2005, 31 March 2006 and 30 September 2006 included an allowance for cost savings in NSW.
(b) The valuation at 31 March 2006 included supplemental claims and accounting information to 31 March 2006.
The precise scope of the liability assessment of the various historic reports has varied, including varying from the scope of this Report which quantifies the liabilities which are to be met by the Special Purpose Fund as set out in the Final Funding Agreement. The reports at 31 March 2006 and 30 June 2005 were also prepared in accordance with the Final Funding Agreement.

Accordingly, comparison between the various estimates of liabilities requires some care and should be regarded as indicative only.

1.2	Purpose of this report

Both the Heads of Agreement and the Final Funding Agreement envisage the completion of an Annual Actuarial Report evaluating the potential asbestos-related disease liabilities of the Liable Entities to be met by the Special Purpose Fund.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
1.2.1	Liable Entities

The Liable Entities are defined as being the following entities:
•	Amaca Pty Ltd (formerly James Hardie & Coy);

•	Amaba Pty Ltd (formerly Jsekarb); and

•	ABN60 Pty Ltd (formerly James Hardie Industries Ltd).
The Board of James Hardie have agreed that Personal Asbestos Claims arising out of mining activities at Baryulgil will also be met by the Special Purpose Fund (these liabilities are referred to in the Final Funding Agreement as liabilities in relation to Marlew Claims).

1.2.2	Personal asbestos claims

Under the Final Funding Agreement, the liabilities to be met by the Special Purpose Fund relate to personal asbestos-related disease liabilities of the Liable Entities.

Such claims must relate to exposure which took place in Australia and which have been brought in a Court in Australia.

The precise scope of the liabilities is detailed in Section 1.3 and in Appendix K.

1.2.3	Purpose of report

KPMG Actuaries has been retained by James Hardie to provide an actuarial valuation report, consistent with the Annual Actuarial Report as envisaged under the Final Funding Agreement. The prior written consent of KPMG Actuaries is required for any other use of this report or the information contained in it.

Our valuation is intended to be effective as at 30 September 2006 and has been based on claims data and information provided as at 30 September 2006 provided to us by Amaca Claims Services (“ACS”).

The Medical Research and Compensation Foundation, Amaca Pty Limited and Amaba Pty Limited are not responsible for, and did not request, the preparation of this report.

Nonetheless, the MRCF have requested to see, and will be provided with, a copy of this report.

We thank the MRCF and ACS for the provision of the data, the availability of their staff and for their general assistance and co-operation.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
1.3	Scope of report

We have been requested by James Hardie to provide an actuarial assessment as at 30 September 2006 of the asbestos-related disease liabilities of the Liable Entities to be met by the Special Purpose Fund, consistent with the terms of the Final Funding Agreement.

The assessment is on a central estimate basis and is based on the claims experience as at 30 September 2006. The Discounted Central Estimate takes into account the anticipated cost savings arising from the procedural reforms resulting from the DDT Act 2005.

A “central estimate” liability assessment is an estimate of the expected value of the range of potential future liability outcomes. In other words, if all the possible values of the liabilities are expressed as a statistical distribution, the central estimate is an estimate of the mean of that distribution. The central estimate liability represents the expected present value of the future asbestos-related claim payments by the Liable Entities in relation to future Proven Claims and Claims Legal Costs to be met by the Special Purpose Fund.

The following chart illustrates the central estimate (the vertical black line) in comparison to the range of potential future outcomes (shown by the blue curve).
Figure 1.1: Illustrative distribution of liability outcomes

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
The chart provides an illustration of the distribution of possible outcomes and indicates that the actual out-turn could be significantly above, or below, the central estimate assessment we have made within this report.

It is of note that our liability assessment:
•	Relates to the Liable Entities and Marlew (in relation to Marlew Claims arising from asbestos mining activities at Baryulgil);

•	Is intended to cover:
▪	The amount of settlements, judgments or awards for all Personal Asbestos Claims.

▪	Claims Legal Costs incurred by the Special Purpose Fund in connection with the settlement of Personal Asbestos Claims.
•	Is not intended to cover:
▪	Personal injury or death claims arising from exposure to asbestos which took place outside Australia.

▪	Personal injury or death claims, arising from exposure to Asbestos, which are brought in Courts outside Australia.

▪	Claims for economic loss, other than any economic loss forming part of an award for damages for personal injury and/or death.

▪	Claims for loss of property, including those relating to land remediation.

▪	The costs of asbestos or asbestos product removal relating to asbestos or asbestos products manufactured or used by or on behalf of the Liable Entities.
•	Includes an allowance for:
▪	Compensation to the NSW Dust Diseases Board or a Workers Compensation Scheme by way of a claim by such parties for contribution or reimbursement from the Liable Entities, but only to the extent that the cost of such claims is less than the limits of funding for such claims as outlined within the Final Funding Agreement.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
▪	Workers Compensation claims, being claims from current and former employees of the Liable Entities, but only to the extent that such liabilities are not met by a Workers Compensation Scheme or Policy (see section 1.3.1).
•	Assumes that the product and public liability insurance policies of the Liable Entities will continue to respond to claims as and when they fall due. We have not made any allowance for the impact of any disputation concerning Insurance Recoveries nor of any legal costs that may be incurred in resolving such disputes.

•	Makes no allowance for potential Insurance Recoveries that could be made on product and public liability insurance contracts placed from 1986 onwards which were placed on a “claims made” basis.

•	Makes no allowance for the future Operating Expenses of the Liable Entities or the Special Purpose Fund.

•	Assumes a continuation of the existing legal environment in relation to claims settlements.

•	Makes no additional allowance for the inherent uncertainty of the liability assessment. That is, no additional provision has been included in excess of a central estimate.

•	Makes allowance for an estimate of the potential savings arising from the procedural reforms in NSW resulting from the enactment of the DDT Act 2005 which became an Act on 26 May 2005 and became effective on 1 July 2005.
Readers of this report may refer to our previous reports (as set out in Section 1.1.2) which are available at www.ir.jameshardie.com.au.

1.3.1	Workers Compensation

Workers Compensation claims are claims made by current and former employees of the Liable Entities. Such past, current and future reported claims were insured with, amongst others, Allianz Australia Limited (“Allianz”) and the various State-based Workers Compensation Schemes.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
Under the Final Funding Agreement, the part of future Workers Compensation claims that are met by a Workers Compensation Scheme or Policy of the Liable Entities are outside of the Special Purpose Fund. The Special Purpose Fund is, however, to provide for any part of a claim not covered by a Workers Compensation Scheme or Policy (e.g. as a result of the existence of limits of indemnity and policy deductibles on those contracts of insurance).

On this basis our liability assessment in relation to Workers Compensation claims and which relates to the Special Purpose Fund, includes only the amount borne by the Liable Entities in excess of the anticipated recoveries due from a Workers Compensation Scheme or Policy.

In making our assessment we have assumed that the Workers Compensation insurance programme will continue to respond to claims by current and former employees of the Liable Entities as and when they fall due. To the extent that they were not to respond owing to (say) insurer insolvency, insurer guarantee funds should be available to meet such obligations.

1.3.2	ABN60 Liability

Overall our current assessment is that the asbestos-related disease liabilities of ABN60 are not material within the context of the overall liability of the Liable Entities. We have formed this view based on the following considerations.

To date, there have been 98 claims filed against ABN60 or James Hardie Industries Limited, of which 3 were filed in 2001/02, 1 filed in 2002/03 and 2 filed in 2004/05. To our knowledge there were no claims filed against ABN60 in 2005/06 or in 2006/07 to date.

We note that the claims against ABN60 have been in relation to:
•	Claims by former employees of JHIL employed prior to 1937 (9);

•	New Zealand claims (16);

•	Cross-claims by Pacific Power (37);

•	Claims from Baryulgil (9); and

•	Other cross-claims (27).

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
We understand many of these claims (particularly from New Zealand, Pacific Power and Baryulgil) have not resulted in any judicial determination of liability against ABN60 and that the level of cost arising from these claims has been relatively insubstantial. In terms of employee claims the latest date of exposure should be 1937.

All claims made to date in relation to ABN60 have been settled or dismissed.

1.3.3	Baryulgil

In light of the agreement by the Board of James Hardie to incorporate claims arising from mining activities at Baryulgil (called “Marlew Claims” in the Final Funding Agreement) into the Special Purpose Fund, where they are not otherwise recoverable from other sources, we have made allowance for the potential liabilities arising from exposure at Baryulgil, specifically:
•	Claims made against Amaca Pty Ltd or ABN60 resulting from their past ownership of the mine, or in the case of Amaca also in relation to their joint venture with Wunderlich, are to be covered by the Special Purpose Fund.

•	Claims made against the subsequent owner of the mine (following its sale by James Hardie Industries to Woodsreef in 1976), being Marlew Mining Pty Ltd (“Marlew”) which is in liquidation, are to be met by the Special Purpose Fund except where such claims are Excluded Marlew Claims, which are recoverable by the Claimant from other sources.
Baryulgil claims are discussed further in Section 8.11.

1.3.4	Risk Margins

It has been common practice for insurance companies, and in some cases non-insurance companies, to hold claims provisions at a level above the central estimate basis to reflect the uncertainty attaching to the liability assessment and to include an allowance in respect of that uncertainty.

A risk margin is an additional amount held, above the central estimate, which is held so as to increase the likelihood of adequacy of the provisions to meet the ultimate cost of settlement of those liabilities.

We have not provided an assessment of any risk margins to supplement the central estimate of the liabilities.

We have, however, provided sensitivity tests on the central estimate of the liabilities based upon a range of different scenarios. This has been addressed in Section 13.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
We note in this context that the Final Funding Agreement envisages the ongoing financing of the Special Purpose Fund is to be based on a “central estimate” approach and that the Annual Actuarial Report should provide a Discounted Central Estimate valuation.

1.3.5	Cost savings

Our 30 September 2006 liability assessment includes an allowance for an estimate of the future cost savings anticipated from the procedural reforms in NSW arising from the enactment of the DDT Act 2005 in NSW.

The DDT Act 2005 was introduced following the NSW Government Review which was conducted by Mr Laurie Glanfield AM, Director-General of the Attorney General’s Department and Ms Leigh Sanderson, Deputy Director-General of the Cabinet Office. The DDT Act 2005 became an Act on 26 May 2005 and became effective on 1 July 2005.

Our report makes allowance for the estimated future impact of the DDT Act 2005 applying in NSW and for the cost savings that have already emerged to date, whether as a result of cost savings initiatives implemented by ACS or the impact to date of the DDT Act 2005.

We have also been asked to quantify the potential impact if reforms similar to the DDT Act 2005 are applied in the other States. Throughout this report we refer to “Australia-wide” or “DDT Act 2005 applying nationally” in this regard.

We note that technically and legally the DDT Act 2005 cannot apply in the other States and readers should note that our comments are a short-hand way of expressing the impact of the application, where appropriate, of similar reforms to those enacted under the DDT Act 2005.

A further review of the Dust Diseases Claims Resolution Process has recently been announced (“the Current Review”), with the Current Review again being conducted by Mr Laurie Glanfield AM, Director-General of the Attorney General’s Department and Ms Leigh Sanderson, Deputy Director-General of the Cabinet Office. The closing date for submissions is 24 November 2006.

At this stage, we have made no allowance for any potential impact of the Current Review to reduce legal costs further than the extent to which reductions were envisaged at the time of the introduction of the DDT Act 2005.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
1.4	Areas of potential exposure not included

As identified in Section 1.3, there are other potential sources of claims exposure beyond those directly considered within this report. However, while many of them are possible they are by no means certain and in a number of cases they are unquantifiable even if they have the potential to generate claims. This is especially the case for those sources of future claim where there has been no evidence of claims to date.

Areas of potential changes in claims exposure we have not explicitly allowed for in our valuation include:
•	Future significant individual landmark and precedent-setting judicial decisions;

•	Significant medical advancements;

•	Unimpaired claims, i.e. claims for fear, stress, pure nervous shock or psychological illness;

•	A change in the basis of compensation for asymptomatic pleural plaques for which no associated physical impairment is exhibited;

•	A proliferation of “third-wave” claims, i.e. claims arising as a result of indirect exposure such as home renovation, washing clothes of family members that worked with asbestos, or from workers involved in removal of asbestos or demolition of buildings containing asbestos;

•	Changes in legislation, especially those relating to tort reform for asbestos sufferers;

•	Introduction of new, or elimination of existing, heads of damage;

•	Exemplary and aggravated or punitive damages (being damages awarded for personal injuries caused as a result of negligence or reckless conduct);

•	Changes in the basis of apportionment of awards for asbestos-related diseases for claimants who have smoked;

•	Any changes to GST or other taxes; and

•	Future bankruptcies of other asbestos claim defendants (i.e. other liable manufacturers or distributors).

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
Nonetheless, some implicit allowance is made in respect of some of these items in the allowance for superimposed inflation included in our liability assessment and to the extent that some of these have emerged in past claims experience.

We have made no allowance for the risk of further development in relation to New Zealand exposures and the rights of claims from New Zealand claimants in Australian courts (as per Frost vs. Amaca Pty Ltd (2005), NSWDDT 36 although we understand this decision has now been successfully appealed in the NSW Court of Appeal but an application for Special Leave to Appeal has been granted) nor for the risk of additional exposures from overseas. This is because, as noted in Section 1.3, the Special Purpose Fund will not meet the cost of these claims as they are Excluded Claims.

We discuss these matters further in Section 3.2.1.

1.5	Data reliances and limitations

KPMG Actuaries has relied upon the accuracy and completeness of the data with which it has been provided. KPMG Actuaries has not verified the accuracy or completeness of the data, although we have undertaken steps to ensure its consistency with data previously received. However, KPMG Actuaries has placed reliance on the data previously received, and currently provided, as being accurate and complete in all material respects.

Our assessment of the asbestos-related disease liabilities of the Liable Entities does not have regard to the way in which the liabilities may be funded by James Hardie or the Special Purpose Fund. Depending on how the liabilities are funded or financed, including the earnings experience of any assets held to back the liabilities, the ultimate cost of meeting the liabilities may vary significantly from the liability amounts shown in this report.

1.6	Uncertainty

It must be understood that estimates of asbestos-related disease liabilities are subject to considerable uncertainty. This is due to the fact that the ultimate disposition of future claims, will be subject to the outcome of events that have not yet occurred. Examples of these events, as noted in Section 1.4, include jury decisions, court interpretations, legislative changes, epidemiological developments, medical advancements, public attitudes, potential third-wave exposures and social and economic conditions such as inflation.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
It should therefore be expected that the actual emergence of the liabilities will vary, perhaps materially, from any estimate. Thus, no assurance can be given that the actual liabilities of the Liable Entities to be met by the Special Purpose Fund will not ultimately exceed the estimates contained herein and that any such variation may be significant.

Nonetheless, we provide our best estimates based on our current expectations of future such events.

1.7	Distribution and use

The purpose of this report is as stated in Sections 1.2 and 1.3. This report should not be used for any purpose other than those specified.

This report is to be provided to the Board of James Hardie. We also understand this report will be provided to other professional advisers to James Hardie, and to PricewaterhouseCoopers in their capacity as auditors to James Hardie.

A copy of the report will also be provided to the MRCF and ACS.

KPMG Actuaries notes that this report will also be provided to the NSW Government and its advisers.

We understand that this report will be filed with the ASX and placed on James Hardie’s website in its entirety.

KPMG Actuaries provide our consent for this report to be made available to the above-mentioned parties and for the report to be distributed in the manner described above.

To the extent permitted by law, KPMG Actuaries will not be responsible to third parties for the consequences of any actions they take based upon the opinions expressed within this report, including any use of or purported reliance upon this report not contemplated in Sections 1.2 and 1.3.

Where distribution of this report is permitted by KPMG Actuaries, the report may only be distributed in its entirety and judgements about the conclusions and comments drawn from this report should only be made after considering the report in its entirety and with necessary consultation with KPMG Actuaries.

1.8	Author of the report

This report is signed by Richard Wilkinson, General Insurance Practice Leader of KPMG Actuaries, a Fellow of the Institute of Actuaries (London) and a Fellow of the Institute of Actuaries of Australia.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
This report is co-signed by Neil Donlevy, a Director of KPMG Actuaries, a Fellow of the Institute of Actuaries (London) and a Fellow of the Institute of Actuaries of Australia.

1.9	Professional standards and compliance

This report details a valuation of the outstanding claims liabilities of entities which hold liabilities with features similar to general insurance liabilities as a self-insured entity, and which has purchased related insurance protection.

This report complies with the current version of Professional Standard 300 of the Institute of Actuaries of Australia (“PS300”), “Actuarial Reports and Advice on General Insurance Technical Liabilities”. The effective date of the current version of PS300 is April 2002.

However, as we note in Section 1.3, this report does not include an allowance for the future Operating Expenses of the Liable Entities or the Special Purpose Fund and nor does it include any allowance for a risk margin to reflect the inherent uncertainty in the liability assessment.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
2	EXPOSURE HISTORY OF JAMES HARDIE’S FORMER SUBSIDIARIES[1]

2.1	Overview

In 1916, James Hardie opened its first asbestos factory at Camellia in Sydney. Between 1916 and 1987, James Hardie and its subsidiaries produced and developed a variety of products containing asbestos including:
•	Cement pipes;

•	Cement sheeting and building products;

•	Lagging and other insulation products; and

•	Brake linings and other friction products.
2.2	Baryulgil mining activities[2]

Asbestos Mines Pty Limited owned and operated a small chrysotile (white asbestos) mine at Baryulgil NSW. We understand the history of the Baryulgil mine to be briefly as follows:
Table 2.1: History of Baryulgil mine

1940	Wunderlich Ltd begins developing the asbestos deposits.

1944	Wunderlich Ltd and James Hardie & Coy (now Amaca Pty Ltd) commence a joint venture to operate the mine at Baryulgil in the name of Asbestos Mines Pty Ltd.

1953	James Hardie & Coy purchases the remaining 50% interest in Asbestos Mines Pty Ltd from Wunderlich Ltd.

1954	Ownership of Asbestos Mines Pty Ltd is transferred to James Hardie Asbestos Ltd (subsequently renamed James Hardie Industries Ltd and now known as ABN60)

1976	Asbestos Mines Pty Ltd, later Marlew Mining Pty Ltd (now in liquidation), is sold by James Hardie Asbestos Ltd to Woodsreef Mines Ltd, which continued to operate the mine.

1979	Woodsreef ceased mining operations at Baryulgil.

[1]	This section is substantially based on a paper submitted to the Special Commission of Inquiry and was included as the Special Commission of Inquiry Appendix J, Paper entitled “James Hardie and Asbestos” (15 January 2001) prepared by Mr Wayne Attrill, a former employee of James Hardie Industries Ltd.

[2]	This section is substantially based on the press release from James Hardie dated 24 March 2005 and on workforce statistics and information we were provided with.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
It has been stated that the Baryulgil mine workforce was never more than approximately 40 people at any one time and that through the early 1940s to the closure of the mine in 1979 the employees included approximately 350 people in aggregate.
The chart below shows the number of person years of exposure for workers in each year based on the data provided and agreed upon during the Parliamentary Inquiry in 1984.
Figure 2.1: Person years of exposure by year of exposure for Baryulgil mine workers: 1944 to 1979
It can be seen that there appears to be a spike in 1955. We believe this is due to some prior data in relation to the workers’ period of employment not being available and a dummy value (1955) being adopted in the database of workers submitted to the Parliamentary Inquiry.
What this means is that the number of workers in 1955 is over-stated and those in prior years is likely to be under-stated slightly.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
The chart shows that there were up to 40 people working in the mine each year, and an overall average of 20-25 people, which is consistent with the commentary provided by James Hardie. The database also shows that there were about 350 workers who ever worked at the mine. This implies that over the 35 year period, the average length of service was about 2 years per individual. However, we note that there are some workers who worked at the mine for only a matter of weeks.

2.3	Asbestos cement

Production of asbestos cement based products was James Hardie & Coy’s primary business. The products it produced came in the form of building products and asbestos cement pipes.

Production of asbestos cement pipes began in 1926 but the use of asbestos cement pressure pipes for water and sewerage use did not become widespread until autoclaving of pipes was introduced in the early 1950s.

Prior to the mid-1980s, James Hardie & Coy manufactured flat and corrugated asbestos cement sheets for internal and external wall cladding in buildings and for roofs, and asbestos cement water and sewer pipes.

The major fibre used in the manufacture of asbestos cement products was chrysotile.

Amosite (brown asbestos) was not used in James Hardie & Coy products until the 1950s, and small quantities of amosite continued to be used in asbestos cement products until about 1980.

James Hardie & Coy also used crocidolite (blue asbestos) in pressure pipes and building products, such as roofing products, from the mid-1950s until about 1968. The crocidolite was sourced from the CSR mine at Wittenoom.

Asbestos content of pipes was approximately 15% of which about 12% was chrysotile and the remainder amosite. During the period 1956–1968, crocidolite was also used (about 2%).

The asbestos content of James Hardie & Coy’s asbestos cement sheet ranged from 8% to 15%, and was predominantly chrysotile with small amounts of amosite and crocidolite, with crocidolite only used up to 1968.

2.4	Insulation products

Asbestos containing insulation products were first manufactured by James Hardie & Coy in the 1930s, and by the 1950s James Hardie & Coy had established itself in the market with a product called 85% Magnesia.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
In 1964 James Hardie & Coy formed a joint venture with CSR and Bradford Insulation known as Hardie-BI Company to make and market insulation products.

Major products produced were 85% Magnesia and K-Lite. Both products contained about 15% amosite. The partnership was dissolved in 1974 and James Hardie & Coy ceased production of asbestos thermal insulation products at that time.

2.5	Brake linings

James Hardie & Coy had initially entered the brakes and friction products market in the early 1930s and had a well-established business by 1950 under the brand name “Five Star”.

In 1963 James Hardie & Coy entered into the Hardie-Ferodo joint venture with Ferodo of the UK. Hardie-Ferodo carried out considerable product development work, particularly with regard to railway rolling stock brakes. The partnership dissolved in 1978 and the business was renamed Better Brakes (and later became known as Jsekarb).

Jsekarb manufactured brake linings for motor vehicles, railway wagons and locomotives, and ceased using asbestos in their manufacturing process in 1987.

The only asbestos used in friction products was chrysotile.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
3	AREAS OF POTENTIAL EXPOSURE

3.1	Overview

In Section 1.4, we identified some sources of potential exposure that may not explicitly, or implicitly, be factored into our valuation. The impact of the emergence of these might be to increase, or decrease, the future number of claims or the overall costs in relation to the liabilities of the Liable Entities.

3.2	Potential changes to the number of future claims

3.2.1	Overseas exposures

Whilst overseas exposures remain a source of potential exposure for the Liable Entities, they will not impact the liabilities of the Liable Entities to be met by the Special Purpose Fund as the Special Purpose Fund will not meet claims relating to:
•	Exposure to asbestos to the extent it took place overseas; and/or

•	Claims made overseas relating to asbestos exposure (regardless of the place of exposure).
We note, in any event, that there have been few claims reported to date and that it is currently envisaged that the number of claims from overseas exposures should remain low given the significantly lower levels of asbestos products produced by the Liable Entities which were exported overseas

3.2.2	Third-wave claims

We have made some implicit allowance for so-called “third-wave” claims. These are claims for personal injury and / or death arising from asbestos exposure during home renovations by individuals or to builders involved in such renovations. Such claims are allowed for within the projections to the extent to which they have arisen to date and to the extent our exposure model factors in such tertiary exposures in its extrapolation.

Nonetheless, we have not allowed for a surge in such claims in the future arising from renovations, but conversely we have not allowed for a tempering of those third-wave claims included within our projection as a result of improved education of individuals of the risks of such home renovations, or of any local Councils or State Governments passing laws in this regard.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
However, it should be noted that claims for the cost of asbestos or asbestos product removal from homes and properties or any claims for economic loss arising from asbestos or asbestos products being within such homes and properties will not be met by the Special Purpose Fund.

3.2.3	Unimpaired claims

Unimpaired claims are claims made by plaintiffs where the plaintiff does not exhibit any physical symptoms of injury or damage. This would include claims for fear and stress.

In the case of Thompson vs. CSR (NSWDDT 7/2003), the estate of Mr Thompson made a retrospective claim for fear of contracting mesothelioma 14 years before onset. In this case, Judge O’Meally ruled that the fear was not compensable. The NSW Court of Appeal ((2003) 59 NSWLR 77) upheld that fear was not compensable.

This case was appealed by the estate of Mr Thompson to the High Court of Australia (where it became CSR vs. Eddy) but the issue of whether fear was compensable was not the subject of that appeal.

We have not allowed for the admissibility of “unimpaired claims” within the Australian Court system.

3.2.4	Pure nervous shock claims

“Pure” nervous shock claims are claims which are unrelated to an underlying disease. Where there is a psychiatric illness, general damages may be payable and economic loss may also be payable where the inability to work is a result of the psychiatric illness.

In Western Australia in October 2004, an appeal case concerning Arturo Della Maddalena, a past employee of CSR at Wittenoom mine was heard. Mr Della Maddalena worked at Wittenoom, owned by CSR, from 1961 until it closed in 1966. During this period he was exposed to blue asbestos dust.

An investigation of 42 of Mr Della Maddalena’s former workmates found 39 of them had died from asbestos-related diseases.

In the first Court hearing, the primary judge’s determination was that he did not accept there to be evidence of psychiatric illness, or evidence that it arose from asbestos exposure.

However, on appeal the second judge rejected the primary judge’s decision as to the acceptability of the evidence placed before him. The Court of Appeal accepted Mr Maddalena’s claim for psychiatric illness.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
The defendants to the claim appealed the case to the High Court of Australia on two narrow points of law:
•	Whether an appellate court is entitled to substitute its own findings as to the credibility of a witness for that of the trial judge; and

•	Whether the appellate court had breached procedural fairness in expressing a preference for evidence of a particular expert witness described as being “well known to the Court”.
On 2 February 2006, the High Court of Australia ordered that a new trial be held, so it is possible that further judicial consideration will be given to this question if the matter is put before the courts again.

To the extent that other such cases arise in the future, in many cases they would likely represent a bringing forward of some future eventual claims, rather than outright additional claims.

We have assumed that stress or fear from potential exposure, which is not accompanied by a disease, will not result in a material additional net cost of claims for compensation.

3.2.5	Pleural plaques

Pleural plaques are formations of scarred tissue which form on the inside of the chest wall. They are usually benign and take about 20 years to emerge following exposure to asbestos but symptoms are rarely associated with pleural plaques. Current medical opinion is that pleural plaques do not shorten life and that their existence does not increase the possibility of developing an asbestos-related disease but rather acts as an indicator that exposure to asbestos has taken place.

If an individual presents benign pleural plaques without any demonstrable physical impairment, the individual would not currently be compensated within Australia for the existence of pleural plaques (see for example Torrens vs. James Hardie [1990] NSWDDT 6).

Pleural plaques which are associated with a certain level of physical impairment, such as reduced “total lung capacity” or “forced vital capacity”, diffuse pleural thickening or where the plaques cause pain could be compensated within Australia (see for example Abraham vs. Wallaby Grip & Ors [2006] NSWDDT 22).

Our liability assessment makes no allowance for benign pleural plaque claims without any associated physical impairment.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
In relation to pleural plaques with associated physical injury, such claims have arisen in the past and are included within our disease category “ARPD & Other”. Accordingly, we have allowed for these within our liability assessment based on past experience of such claims activity.

3.3	Potential changes to claims costs

3.3.1	Legal environment

We have not explicitly allowed for the emergence of new heads of damage or the significant extension of current heads of damage, or for any overturn or restriction of current heads of damage.

However, allowance for these is, in part, implicit within the rate of superimposed inflation we have assumed.

3.3.2	Sullivan vs. Gordon

The decision in Sullivan vs. Gordon (1999) 47 NSWLR 31, [1999] NSWCA 338 allowed a plaintiff to claim compensation for the value of the services which the plaintiff could no longer perform to family members as a result of their injury, incapacity and/or death.

Benefits could be claimed for past and future loss, including post-death gratuitous services, based on a normal life expectancy of the individual and not to the actual date of death.

On 21 October 2005, the High Court of Australia passed down its decision in CSR vs. Eddy [2005] HCA64 in which it overruled Sullivan vs. Gordon and determined that such losses, if compensable, would already be compensated as general damages rather than being compensable as a separate head of damage. The High Court accordingly reduced the claim from $465,899 to $300,419 (a reduction of $165,480).

Since that decision, there has been legislative action to restore the entitlement to Sullivan vs. Gordon benefits.

In South Australia, the Dust Diseases Act 2005 (SA) Bill established an entitlement by the claimant to claim for Sullivan vs. Gordon benefits as a separate head of damage.

Prior to the legislation, these benefits were not accepted under common law and no such damages were payable. Accordingly, the legislation will likely result in an increase in awards in South Australia.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
In relation to the South Australian legislation, we have allowed for the estimated impact upon future awards of the revised legislation by reference to anecdotal estimates of the level of Sullivan vs. Gordon benefits, in part based on experience of such damages in NSW.

The NSW Government introduced changes to the Civil Liability legislation (“Civil Liability Amendment Bill 2006”) which had the effect of overturning the CSR vs. Eddy decision and reinstating Sullivan vs. Gordon benefits in relation to dust diseases compensation, albeit at levels which are reduced relative to those which existed prior to the CSR vs. Eddy decision, owing to the inclusion of a “minimum hours” threshold of 9 hours per week and maximum hourly rate.

Our approach has been to make no allowance for the potential savings that could result from the decision in CSR vs. Eddy owing to the introduction of the changes to the Civil Liability legislation by the NSW Government. We have therefore assumed that Sullivan vs. Gordon benefits are reinstated in NSW.

Whilst it is possible that some future savings may result in NSW from the imposition of thresholds, an estimate of such savings is currently too subjective and not yet quantifiable and, in the context of the overall size of the liabilities, not material.

In Queensland and Victoria, legislation assumes that Sullivan vs. Gordon benefits are available under common law. In ACT, there already exists a statutory entitlement to Sullivan vs. Gordon benefits.

3.3.3	Dust Diseases Board and Other Reimbursements

There exists a right under Section 8E (Reimbursement Provisions) of the Dust Diseases Act 1942 for the NSW Dust Diseases Board (“DDB”) to recover certain costs from common law defendants, excluding the employer of the claimant.

This component of cost is implicitly included within our liability assessment as the claims awards made in recent periods and in recent settlements contain some allowance for DDB reimbursement where applicable. Furthermore, currently reported open claims have allowance within their case estimates for the costs of DDB reimbursement where relevant and applicable.

The Final Funding Agreement indicates that the Special Purpose Fund is intended to meet Personal Asbestos Claims and that claims by the DDB or a Workers Compensation Scheme for reimbursement will only be met up to a certain specified limit, being:

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
•	In the first financial year of the Special Purpose Fund a limit of $750,000 will apply;

•	In respect of each future financial year, that limit will be indexed in line with the Consumer Price Index;

•	There will be an overall aggregate cap of $30m.
Owing to the inclusion of past DDB payments in historic claims data, and given the absence of sufficiently detailed “head of damage” claim data to separate the components of past DDB reimbursements from historic claims awards, it is impractical for us to separately model this component of claims cost within our liability assessment by direct assessment.

We have therefore estimated the component of product and public liability claims awards which relate implicitly to DDB reimbursements by approximate methods.

In arriving at our estimate of the allowance contained within the historic claims data for the DDB reimbursement costs, we have considered the following facts:
•	The proportion of claims which are heard in NSW is currently around 45%;

•	Of this, 36% relate to claims with some form of exposure in NSW;

•	In addition, 2% of all claims have NSW exposure but are heard in other States at present;

•	Therefore approximately 38% of all claims relate to NSW exposure;

•	We cannot ascertain with certainty the proportion of these claims that will involve a worker claim or will involve subrogation from the DDB. However, it is likely that most worker-related claims will have entered the DDB first and received statutory compensation. We have estimated that 50% of all NSW exposure claims will be worker claims and have received compensation in the DDB. This is based on consideration of the relative size of the NSW workforce to the NSW population and recognition that the DDB does not provide compensation to:
▪	Claimants whose exposure did not arise during their employment (non-occupational exposures); and

▪	Claimants whose exposure took place outside NSW.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
•	The average DDB payment by the Liable Entities on recent mesothelioma claims with a DDB payment, and on open claims with a DDB reserve, is $25,000 per claim. That is, around 8% of the claim cost of a typical mesothelioma claim.
Accordingly, we have assessed the reimbursement component as 1.5% of gross product and public liability claims costs, being 38% x 50% x 8%.

We have calculated the implicit reimbursement component otherwise included within our liability assessment and applied the capping rules outlined above to determine the projected payments in relation to reimbursements that will be met by the Special Purpose Fund.

The cashflow and liability figures contained within this report have already removed that component of reimbursements that will not be met by the Special Purpose Fund. We estimate that the reimbursement amounts, without any cap, have a net present value of $23.5m but that $8.2m of this will not be met by the Special Purpose Fund owing to the capping rules outlined above.

3.3.4	Exemplary and aggravated or punitive damages

To date, there have been no awards for exemplary or punitive damages against the Liable Entities as a result of asbestos-related disease claims.

To the extent that such awards are possible and could arise in the future such awards would increase the liability assessment.

Of particular note is the South Australian legislation, The Dust Diseases Act 2005 (SA) Bill, which directs the Courts to consider exemplary damage awards.

We have made some allowance for the potential for exemplary damages awards in South Australia through our assumed average award size. This has been based on anecdotal evidence and views as to the potential size of exemplary awards were such awards to be made.

However, we note that in relation to the potential for exemplary damage awards in other States, the liability that could arise, or would arise were such claims to eventuate, is unquantifiable and has not been included in our liability assessment.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
3.3.5	Smoking-related diseases

There have been some notable cases involving the emergence of lung cancers from people with asbestos exposure but who have also smoked cigarettes.

There are two prevailing views of the interaction of smoking and asbestos exposure:
•	That the emergence of asbestosis is a necessary precursor to lung cancer caused by asbestos exposure (“the necessary precursor hypothesis” as put forward by Hans Weill amongst others).

•	That providing there has been exposure to asbestos sufficient to cause asbestosis it is reasonable to attribute a causal contribution to the asbestos exposure (“the fibre burden hypothesis”).
It is generally accepted that the risk of developing cancer after asbestos exposure is increased in the case of a smoker (see papers by Sir Richard Doll in 1985 amongst others).

In McDonald vs. State Rail Authority (1998) (16 NSWCCR 695), the judgement made by Judge O’Meally was that “carcinoma of the lung may be attributed to asbestos exposure in the absence of asbestosis where the exposure was sufficient to have caused asbestosis.”

In this case, Judge O’Meally further noted that the Helsinki Criteria set this at 25 fibre/mL-year.

However, Judge O’Meally ruled for the defendants in relation to compensation owing to the absence of evidence that the 25 fibre/mL-year threshold had been exceeded.

In Judd vs. Amaca (2002) (NSWDDT 25), there were challenges by the defendants to the McDonald decisions as to the incidence of lung cancer being related to asbestos exposure even in the absence of asbestosis. They did not succeed in that regard.

What minimum exposure is sufficient to cause asbestosis is not an issue that was decided. It will therefore be necessary for future plaintiffs to prove at hearings what exposure is capable of causing asbestosis

We have continued to assume that the precedents set in Judd and McDonald will continue and also that the thresholds required to attribute lung cancer to asbestos exposure will be maintained. In these circumstances we have assumed continuation of the current level of awards for lung cancer claims.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
3.3.6	Future bankruptcies

As bankruptcies and insolvencies amongst defendants occur, there is a concentration of the costs of claims amongst a decreasing pool of defendants. This would be expected to lead to an increase in the proportion of claims borne by each of the remaining solvent defendants.

Allowance might be made for such bankruptcies by way of using general credit risk methods, or by reduction in the discount rate, but such allowance would require a full model of the liabilities of Australia by entity, including the interactions between entities. This is not adequately determinable at present.

Consequently, within our central estimate assessment, we have not allowed for the future failure of any of the substantial asbestos defendants, insurers or governments who bear a share of the asbestos-related liabilities of Australia.

3.3.7	BHP vs. Schultz

On 7 December 2004, the High Court of Australia passed down its findings in relation to the matter of BHP vs. Schultz [2004] HCA 61.

Mr Schultz, who worked and resided in South Australia, had worked at BHP’s Whyalla shipyard from 1957 to 1964 and 1968 to 1977. He was diagnosed with asbestosis and ARPD. In 2002 he commenced proceedings in the NSW DDT against BHP in relation to his asbestosis and pleural disease.

BHP unsuccessfully applied to the Supreme Court to move the matter from the DDT into the Supreme Court under the Cross-Vesting Act and to then transfer it into South Australia Supreme Court under Section 5 of the Act.

Under section 5 of the Cross-Vesting Act, the court in which proceedings are to be determined is dictated by the interests of justice. BHP’s application was refused and they thereafter appealed to the High Court.

The High Court unanimously allowed the appeal. It held that the emphasis given to Mr Schultz’s choice of State in which the claim was to be heard involved error in the application of section 5 of the Cross-Vesting Act. They ruled that Mr Schultz’s case should be removed from the DDT into the Supreme Court and then transferred to the South Australia Supreme Court as the appropriate State in which the claim should be heard.

As such, the law of South Australia was deemed to be the substantive law which would govern Mr Schultz’s claim.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
One consequence of the Schultz case is that it is now expected that a number of cases which would, until recently, be heard in the NSW DDT are likely in future to be heard in other jurisdictions.

We would not expect the Schultz case to give rise to more, or fewer, claims in itself but rather change the profile of the Courts in which claims are heard and might potentially result in slight cost savings as, on average, settlement costs in NSW have historically been slightly higher than in other States. However, we have observed that award sizes appear to be harmonising across a number of States and we have therefore not factored in any savings from the application of the Schultz decision.

3.3.8	Frost vs. Amaca

In the case of Frost vs. Amaca Pty Ltd (2005) NSWDDT 36, Curtis J held that the place of tort was New South Wales whilst the residency of the plaintiff was New Zealand and the exposure took place in New Zealand. This claim was notified to Amaca in 2002 and the judgment was entered on 17 August 2005.

The decision was appealed to the NSW Court of Appeal on 3 May 2006 and the judgment was handed down on 4 July 2006.

The Court of Appeal unanimously determined in favour of Amaca.

An application for Special Leave to appeal to the High Court of Australia has been made by the solicitors of the plaintiff but no date has yet been set for the hearing of the application.

At this valuation, we have made no allowance for the potential impact of New Zealand claims, based on the unanimous decision of the Court of Appeal.

If the Court of Appeal decision were overturned, plaintiffs exposed in New Zealand would be able to bring claims in Australia and this may increase the size of the liabilities to be met by the Special Purpose Fund.

3.4	Medical developments

Medical developments have the potential to affect claim costs, although it is uncertain as to whether such developments would likely increase or decrease claims costs. In these circumstances, we have taken what we believe to be a central estimate view.

For example, there may be drugs developed which increase costs and extend life without curing mesothelioma: this might increase overall claim amounts. On the other hand, a total cure for mesothelioma would be more likely to reduce overall claim amounts.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
Examples of drugs or treatments that are currently (or may be) used for people diagnosed with mesothelioma include:
•	Alimta;

•	Coramsine;

•	Surgery; and

•	Radiotherapy or Chemotherapy.
Additionally, there continue to be new blood tests developed which may give rise to earlier diagnosis of mesothelioma (e.g. SMRP serum). Such tests have the potential to result in a change in the pattern of reporting of future claims by accelerating diagnosis of these claims. Furthermore depending on how the courts would treat claims settlement in relation to these earlier diagnoses, it could also be associated with a change in the profile of claims payments.

At this stage there is no evidence of the success of any treatments to cure mesothelioma, or of SMRP to provide earlier diagnosis.

Accordingly, we have made no allowance for the potential impact of such diagnostic or medical developments within the current valuation.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
4	DATA

4.1	Data provided to KPMG Actuaries

We have been provided with the following information by the MRCF and ACS:
•	MRCF claims database at 30 September 2006 with individual claims listings;

•	MRCF accounting database at 30 September 2006 (which includes individual claims payment details);

•	MRCF Monthly Management Information Reports to 30 September 2006;

•	MRCF Home Renovator Reports at various dates; and

•	Detailed insurance bordereaux information (being a listing of claims filed with the insurers of the Liable Entities) provided by ACS as at 30 September 2006.
Additional to this, we have been granted access to the General Manager and the Information Officer of ACS. They have made themselves available to provide insight into the data, answer questions that we have had in relation to the interpretation of the data, and to discuss trends in emerging experience and any matters which we have observed arising during the most recent financial year.

We have allowed for the benefits of the product and public liability insurance policies of the Liable Entities based on information provided to us by the MRCF relating to the insurance programme’s structure, coverage and layers.

We have also considered the claims data listings which formed the basis of our previous valuation assessments.

We have been provided with a report by DSA Legal and Pattison Hardman (“The Second Cost Consultants’ Report”) which was dated 15 July 2005.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
4.2	Data limitations

We have tested the consistency of the various data sets provided to us at different valuation dates, as noted in Section 4.3 which outlines the nature of the testing and verification process undertaken. However, we have not otherwise verified the data and have instead relied on the data provided as being complete and accurate in all material respects. We have relied upon the robustness of the MRCF’s and ACS’ operational processes and systems as to the completeness of the data provided.

Consequently, should there be material errors or incompleteness in the data, our assessment could also be affected materially.

Certain data that would be relevant to our analysis and liability assessment is not readily available. This includes:
•	In relation to open claims, the payment and case estimate history collected is not sufficient to allow us to track the development, or otherwise, of historic case estimates. This would allow us to determine a “ground up” incurred claims assessment as a cross-check and input to our calculations.

•	The available history of James Hardie’s products, such as the number of products by type, the extent of asbestos content within them and the parties who then used those products is limited. Whilst some history exists, such information is not complete, given that exposures relate back as far as the late 1930s. A reliable, complete history would provide assistance in assessing the pattern of future claims notifications arising from asbestos exposure and provide further support to the actuarial assessments.

•	We do not have access to detailed information in regards to the timing and form of the Health and Safety Standards implemented by James Hardie or other companies which might go towards reducing the extent of claims in future periods. Again, given the long period over which exposure took place (since the late 1930s), an incomplete history of such standards is not unexpected. Furthermore, we are not aware of any studies which have as yet been able to robustly quantify the impact of the changing standards upon future claims incidence.

•	The claims cost data is not split by individual component of award, i.e. heads of damage, which would enable increased understanding of the drivers of claim costs and inflation for individual award components (e.g. Griffith vs. Kerkemeyer, Sullivan vs. Gordon).

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
•	Some of the date fields (e.g. date of birth, date of death) are not complete for all claimants. These would allow better analysis for the actuarial valuation if they were complete. However, the proportion of claims with complete data is increasing with time.

•	In addition to these data restrictions, we note that the historic data changes from year to year. Sometimes this is due to re-classification of disease types; other times we understand it is due to inherent operational processing delays. Both of these causes are common for all claims administration systems. We have undertaken investigations to understand these movements in order to satisfy ourselves as to the causation of the “moving data” and we address them in the body of this report.
4.3	Data verification

We have undertaken a number of tests and reconciliations to verify the accuracy of the data to the extent possible, noting the limitations outlined above.

4.3.1	Reconciliation with previous valuation’s data

We have performed a reconciliation of the claims database as at 30 September 2006 with that provided at 28 February 2006.

We have reviewed the consistency of a number of key fields, on a claim-by-claim basis, including:
•	Claim notification date;

•	Claim settlement dates;

•	Disease type; and

•	Settlement amounts (award and legal costs separately).
We note that there are some movements in the data between valuations. There are some movements in the notification date of claims, the settlement date of claims, and in the disease diagnosed. The following summarise the results of that reconciliation process:
•	3 claims have changed their date of reporting, with 2 of them changing the financial year in which they were reported;

•	17 claims have changed their disease type, including 6 which have changed their disease type to mesothelioma; and

•	8 claims have changed their settlement date.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
We understand that a change in disease type is often due to the data being updated over time, often as more information comes to light as to the nature of the disease, or through the correcting of any previous data errors which have emerged.

Changes in the date of settlement can often arise because the previous settlement date recorded relates to the settlement with some, but not all, parties to the claim and that this information is updated when all parties have settled.

As such, changing data is not unexpected or to be considered as adverse.

At this valuation, we have continued to note that new claim records have been created in respect of some historic claims and some claim numbers have changed, with 23 new claim records having been created. We understand these changes have been made to aid operational procedures in regard to pursuing cross-claims recoveries for individual claims.

The effect of this operational change is to increase the numbers of claims reported relative to those quoted in our previous valuation report (although it should be noted that the effect is small and varies by individual claim year).

A consequential effect of this is that the average cost of claims shows some compensatory reductions and nil settlement rates have also reduced.

We have identified these changes, discussed and reviewed them in conjunction with ACS and considered the extent of their impact on the data. Overall, the effect of this change is minimal in the context of the overall liability assessment.

4.3.2	Reconciliation between claims and accounting databases

We have compared the claims awards, the legal costs and the recoveries amounts between the claims database and the accounting database from the earliest date to the current file position. Table 4.1 shows the results of this reconciliation for all claims to date.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
Table 4.1: Comparison of results from claims and accounting databases at 30 September 2006

	Claims	Accounting
	database	database	Difference	Difference
	$m	$m	$m	%
Gross settlement amounts	404.1	402.2	1.9	0.5%
Cross claim recoveries	(13.3)	(12.3)	(1.0)	8.1%
Net settlement amounts	390.8	389.9	0.9	0.2%
Legal fees (defence costs, plus plaintiff costs when claims settled on exclusive basis)	N/A	77.1	N/A	N/A
Estimated insurance recoveries	N/A	(54.1) *	N/A	N/A

*	This includes $18.5m which is not allocated to individual claim records (e.g. because of commutation or scheme of arrangement payment or from payments from the QBE settlement.)
It can be seen that there are some differences in the values extracted from the accounting database and from the claims database.
In relation to claims awards, the claims database amount recorded includes plaintiff legal costs for inclusive claims. For exclusive claims, the amount of plaintiff legal costs is separately recorded.
In relation to recoveries, the claims database does not include Insurance Recoveries, whilst the accounting database shows the aggregate of recoveries and reimbursements. We have estimated the Insurance Recoveries recovered to date by consideration of the named drawer of the cheque and the overlap of this with the insurance programme. We have also made use of a description field which often refers to “insurance recovery” or “London syndicate” as an indicator that recovery transactions relate to the insurance programme.

Valuation of the asbestos-related disease liabilities of the
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30 September 2006
This process could lead to a slight over-estimate of the amounts of payments made by insurers in relation to the insurance programme, but the amount of over-estimate is unlikely to be substantial.
In relation to cross-claim recoveries, there remains a difference between the two databases, although this difference has reduced substantially from our valuation at 31 March 2006.
Overall, the data appears to reconcile reasonably well in aggregate, with the gross claim settlement amounts from the two data sources differing by only 0.5%.
Our approach for each claim record has been to take the maximum value of the two databases for each claim record. This approach is likely to result in some minor prudence in our overall analysis.
4.3.3	Data issues
At this valuation, we have become aware that a data field from the claims database which was used in our analysis, the “total settlement” field, has historically been subject to some inconsistent recording.
The field should measure the total plaintiff settlement cost and this field has been used to infer the Liable Entities’ contribution rate to claims settlements, i.e. what proportion of the total settlement is met by the Liable Entities.
The field also provides an indication of the level of claims inflation for total settlement costs (rather than simply that of the Liable Entities’ share).
In the last six months we have become aware that for claims against the Liable Entities which are cross claims for contribution (i.e. claims not made directly by the plaintiff), the data in this field has been inconsistently recorded over time. However, the average settlement amounts borne by the Liable Entities have been unaffected by this.
The implication of this misstatement is that the contribution rate has been overstated in the past as average total settlements (across all defendants to the claim) have been understated.
The consequence of this is that the field may not be used for cross-claims, but can be used for direct claims as accurate, consistent recording has taken place for direct claims.
At this valuation, we have therefore reviewed the contribution rate in respect of direct claims only.

Valuation of the asbestos-related disease liabilities of the
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Furthermore, we note that this data issue has impacted our valuation in a number of ways:
•	The average total settlements have shown a higher rate of increase than previously believed (i.e. evidence of higher market-wide inflationary trends);

•	The contribution rates have been lower than previously recorded.
We reiterate that the average settlement costs borne by the Liable Entities have not been affected and the contribution rate of direct claims is unaffected.
We have responded to this issue in the following ways:
•	No change to the base average cost borne by the Liable Entities as this data is not affected;

•	Lower contribution rate assumptions prospectively reflecting the impact of past over-statement of contribution rates; and

•	Higher rates of future claim inflation, in particular superimposed inflation, have been assumed. This matter is addressed in more detail later in this report.
4.4	Data interpretation and analysis
We have discussed at some length below our approach to analysing the data and issues in relation to categorising and characterising the claims.
4.4.1	Grouping of claims data
We have split the claims into the following groups:
•	Product and Public Liability;

•	Workers Compensation, being claims by current and former employees of the Liable Entities;

•	Wharf claims; and

•	Cross-claims, being claims brought by, or against, one or more Liable Entities.
4.4.2	Categorising a disease
For many claims, there are a number of diseases listed in the disease description.

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For the purposes of our analysis, we have allocated each claim once and therefore to one disease. We have selected the following order of priority, based on the relative severity of the disease:
•	Mesothelioma;

•	Lung cancer / Other cancer;

•	Asbestosis; and then

•	ARPD and Other.
This means that if a claim has mesothelioma as one of its listed diseases, it is automatically included as a mesothelioma claim. If a claim has lung or other cancer as one of its listed diseases (but not mesothelioma), it is included as a lung cancer claim. If a claim has asbestosis as one of its listed diseases, it is only coded as asbestosis if it has no reference to mesothelioma, lung cancer or other cancer as one of its diseases.
4.4.3	Claims included as reported claims
The following claims have been excluded from the main claims file:
•	Cross-claims brought by the Liable Entities against other defendants. Where the cross-claim is brought as part of the main proceedings the claim is automatically counted in our analysis of the number of claims. However, where the cross-claim by the Liable Entities is severed from the main proceedings, the existence of a separate record on the claims file does not indicate an additional claim (or liability against the Liable Entities). In these circumstances such claims records are not counted in our analysis.

•	Claims with a blank report year. These are in the nature of “provisional loss advices” and are only included once a date of notification has been allocated to the claims. At 30 September 2006, there are four claims with no report date. All of these claims appear to have been settled, with the total settlement amount incurred by the Liable Entities being less than $100,000.
We have, however, included claims which arise as contribution claims against the Liable Entities, and we have also included (as separate claims counts) multiple claims filed against the Liable Entities arising from the same event or individual’s exposure. As such, there can be multiple claims in relation to an individual claimant. We note that as a consequence the “number of claims” projected will exceed the number of individual people affected.

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4.4.4	Defining claim status
A claim has three potential stages of settlement:
•	The plaintiff settling their award (“plaintiff settlement date”);

•	The defendant company settling their share of the award (“client settlement date”); and

•	The defendant company finalising their legal costs (“client closure date”).
We have used the following terms to describe the advancement through these three stages:
•	Open: none of the 3 settlement date fields have information in them.

•	Unsettled: the plaintiff has settled their award, but the Liable Entities have not settled their share of the award and not finalised their legal costs. No aspect of the claim is settled or closed from the perspective of the Liable Entities. However, some information is available as to the total settlement which acts as a maximum liability amount.

•	Settled: the plaintiff has settled their award and the Liable Entities have settled their share of the award. The Liable Entities have not finalised their legal costs. Only legal costs remain to be finalised.

•	Closed: the plaintiff has settled their award, the Liable Entities have settled their share of the award and finalised their legal costs. This claim is finalised.
4.4.5	Insurance Recoveries
We have searched the description field in the accounting database for the incidence of the word “insurance” or of known insurers of the Liable Entities to allocate a recovery as an Insurance Recovery.
As a consequence it may be that some Insurance Recoveries might have been over-stated or under-stated, if the description field does not refer to the word insurance or a known insurer but the payment is in fact an insurance payment. We are unable to identify this based on the information we have available. This also affects the implied non-insurance recoveries (being amounts from insurers of other defendants by way of contribution from those defendants or amounts resulting from contributions from other parties to the claim in the nature of cross-claims) derived from the accounting database.

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The financial impact of this potential discrepancy is likely to be small given that the total recoveries amount to $66.4m and that we allocated $54.1m to insurance recoveries and $12.3m to non-insurance recoveries.
We have also been given access to the detailed insurance bordereaux (being listings of claims provided by the insured to their broker to notify the insurance market of claims against the insured’s insurance policies) filed by the Liable Entities to their insurers. This information has enabled a more detailed and accurate analysis of the amount of insurance cover utilised to date and the information has been used in assessing the future insurance recoveries projected to fall due in future years.
4.4.6	Cross claims
A cross-claim can be brought by, or against, one or more Liable Entities.
Cross-claims brought against a Liable Entity (“Contribution Claims”) are included in our analysis of claims and such claims are treated as if the Liable Entities were joined by the plaintiff in the main proceedings as a joint defendant to the claim, as opposed to being joined as a cross-defendant by another defendant.
Cross-claims brought by a Liable Entity relate to circumstances where the Liable Entity seeks to join (as a cross-defendant) another party to the claim in which the Liable Entity is already joined.
Such claims against the Liable Entities are included in our analysis. However, to the extent that the Liable Entities are successful in joining such other parties to a claim, the contribution to the settlement by the Liable Entities will reduce accordingly.
Within our valuation, we have treated such recoveries as being analogous to the cross-defendant being joined in the main proceedings and the liability of the Liable Entities being reduced.
Our approach in the valuation has been to separately value the rate of recovery (“cross-claims recovery rate”) as a percentage of the award based on historic experience of such recoveries.
4.5	The Second Cost Consultants’ Report: July 2005
We have been provided with a report (“the Second Cost Consultants’ Report”) dated 15 July 2005 prepared by Deborah Vine-Hall and Susan Pattison.

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This Cost Consultants’ report analyses the potential legal costs under the new procedures resulting from the implementation of the DDT Act 2005 for two typical case scenarios.
4.6	Data conclusion
We have noted above that we have not verified the data but have instead tested the data for internal consistency with the data provided at previous valuations.
Based on that testing and reconciliation, and subject to the limitations described in Section 1.5, we have formed the view that notwithstanding those limitations:
•	The data is generally consistent between valuations, with any differences in the data being readily explained;

•	The data appears to reconcile reasonably between the two data sources (the claims database and the accounting database);

•	Any data issues that have emerged are not material in relation to the size of the liabilities; and

•	The data is therefore appropriate for use.

Valuation of the asbestos-related disease liabilities of the
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5	VALUATION METHODOLOGY AND APPROACH

5.1	Previous valuation work and methodology changes
We have maintained the core valuation methodology that we adopted at our previous valuations since 30 June 2004, although the exact scope of the valuation has changed over time to reflect the scope of the Final Funding Agreement relative to previous valuations. The data and tables in this report are generally comparable with those previous reports.
The only significant change in methodology at this valuation is that we have made some allowance for case estimates to overstate the ultimate cost of claims which have not yet settled, and we have evaluated and made allowance for the potential savings that may result (see Section 5.8).
Additionally, analyses of the contribution rates of the Liable Entities have changed owing to the data issues described in Section 4.3.3.
5.2	Overview of current methodology
The methodology involves assessing the liabilities in two separate components, being:
•	Allowance for the cost of settling claims which have already been reported but have not yet been settled (“pending claims”); and

•	Allowance for the cost of settling claims which have not yet been reported but are expected to arise out of past exposure (“Incurred But Not Reported” or “IBNR” claims).
For pending claims, we have used the case estimates (where available) with some adjustments to reflect the extent to which they tend to overstate the ultimate cost, whilst for IBNR claims we have used what can best be described as an “average cost per claim method”.
In brief, the overall methodology may be summarised as follows:
•	Project the future number of claims expected to be reported in each future year by disease type (for product and public liability) and for Workers Compensation and Wharf claims taking into account the past rate of co-joining of the Liable Entities and the expected future incidence of mesothelioma and other diseases;

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•	Analyse past average attritional claim costs of non-nil claims in current money terms. We have defined attritional claims to be claims which are less than $1m in 2005/06 money terms. We estimate a baseline attritional non-nil average claim cost in 2006/07 (current) money terms. This represents the Liable Entities’ share of a claim rather than the total claim settlement. For Workers Compensation claims, the average cost represents only that part of a claim which is borne by the Liable Entities (i.e. it excludes any insurance proceeds from a Workers Compensation Scheme or Policy);

•	Adjust historic average claim costs to recognise the impact of DDB reimbursements upon the average cost awards (reflecting the basis of the costs which are to be met by the Special Purpose Fund);

•	Analyse past historic average plaintiff and defendant legal costs for non-nil claim settlements;

•	Analyse past historic average defendant legal costs for nil claim settlements (which includes costs incurred in defending and repudiating liability);

•	Estimate a “large claims loading” for mesothelioma claims by estimating the frequency, or incidence rate, and average claim and legal cost sizes of such claims (being claims which are in excess of $1m in 2005/06 money terms);

•	Project the pattern and incidence of future claims settlements from the claims reporting profile projected. This is done by using a settlement pattern derived from consideration of past experience of the pattern of delay between claim reporting and claim settlement for each disease type;

•	Estimate the proportion of claims which will be settled with no liability against the Liable Entities by reference to past proportions of claims settled for nil claim cost (we refer to this as the “nil settlement rate”);

•	Inflate average claim, plaintiff and defence legal costs and large claim costs to the date of settlement of claims (for known and IBNR claims) allowing for base inflation and superimposed inflation;

•	Multiply the claims numbers which are expected to be settled for non-nil amounts in a period by the inflated average non-nil claim costs and plaintiff and defence legal costs for that period;

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•	Make allowance in defence legal costs for that proportion of settled claims which are expected to be settled for no liability but for which defence costs will be incurred in disputing liability or contribution;

•	Inflate average defence legal costs of nil claims to the date of settlement of claims (for known and IBNR claims) allowing for base inflation and superimposed inflation;

•	Multiply the claims numbers which are expected to be settled for nil amounts in a period by the inflated average defence legal costs for nil claims for that period;

•	Add the expected payments on pending claims;

•	This gives the projected future gross cashflow for each future payment year;

•	Estimate the recoveries resulting from cross-claims made by the Liable Entities against other parties (“cross-claim recoveries”);

•	Project Insurance Recoveries to establish the net cashflows;

•	Discount the cashflows using a yield curve derived from yields on Commonwealth fixed interest bonds to arrive at our present value liability assessment.
It should be noted that this description is an outline and is not intended to be exhaustive in consideration of all the stages we consider. Those other stages are outlined in more detail elsewhere in this report and readers are advised to refer to those sections for a more detailed understanding of the process undertaken.
As discussed elsewhere, the liabilities are established on a central estimate basis.
In our analyses, the “year” we refer to aligns with the financial year of James Hardie and runs from 1 April to 31 March, so that a 2004 reported claim would be a claim notified in the period 1 April 2004 to 31 March 2005. Similarly a 2003 settlement would be a claim settled in the period 1 April 2003 to 31 March 2004.
5.3	Disease type and class subdivision
It is critical when modelling the future liabilities to sub-divide the data into groups which exhibit similar characteristics, i.e. into homogeneous groups.

Valuation of the asbestos-related disease liabilities of the
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As noted earlier, we have sub-divided the claims into:
•	Product or Public Liability;

•	Workers Compensation;

•	Wharfside Workers; and

•	Cross-claims brought by the Liable Entities (specifically to determine the “cross-claim recovery rate”).
We have separated out wharfside workers claims because of their significantly different claim sizes relative to other classes.
We have separated the Workers Compensation claims from product and public liability claims because claim payments from Workers Compensation claims do not generate recoveries under the product and public liability insurance cover, so that in order to value those contracts we need to separately identify the cashflows from product and public liability claims and the cashflows from Workers Compensation claims.
We have not divided the Workers Compensation claims data by disease type given its relatively low financial significance and the low credibility of the data if sub-divided by disease type.
For product and public liability claims, we have separately considered the individual disease types. We have split the data by disease because it displays substantially different average claim sizes and because the incidence pattern of future notifications is also expected to vary considerably between the different disease types. As product and public liability claims are financially significant to the overall total of the liabilities and there is significant available data, the sub-division by disease type is appropriate.
We have sub-divided this portfolio into:
•	Mesothelioma;

•	Lung cancer and other cancer (hereafter referred to as “lung cancer”);

•	Asbestosis; and

•	Asbestos-Related Pleural Disease and Other (“ARPD & Other”).
We have considered the claim award and legal cost components separately within each of these sub-divisions.

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As noted in Section 1.3.1, we have not considered the component of Workers Compensation claims against the Liable Entities which are covered by the Workers Compensation insurances. We have assumed that the Workers Compensation Schemes or Policies will continue to respond to future claim notifications arising out of past exposures.
5.4	Numbers of future claims notifications
We begin by first estimating the incidence of future notifications of claims.
We have based this on the use of what we have termed an “exposure model”, which we have constructed in relation to Australian usage of asbestos.
We do not have detailed individual exposure information for James Hardie, its products or where the products were used and how many people were exposed to those products. However, given the market share of James Hardie over the years and its relative stability, we have used a national pattern of usage as a reasonable proxy for James Hardie.
We start by constructing an index from the annual consumption of asbestos within Australia from 1900-2000.3 We split this between the various asbestos types and by year of consumption.
We have not allowed for multiple exposures with respect to James Hardie from each unit of asbestos consumed, e.g. where James Hardie was both mining and milling the same asbestos. While there was some (moderate) mining at Baryulgil, in relative terms it is not significant. Nonetheless, we have made separate allowance for mining activities at Baryulgil within our liability assessment.
With the exposure index that we have derived, we then allow for the latency period from the average date of exposure to claims notification.
Our model is that claims will:
•	emerge proportional to past asbestos exposure measured by asbestos consumption per year (in metric tonnage); and

•	have a latency pattern that is statistically normally distributed.

[3]	World Mineral Statistics Dataset, British Geological Survey, www.mineralsuk.com
US Geological Survey – Worldwide Asbestos Supply and Consumption Trends 1900 to 2000; Robert L. Virta (2003)

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Our current assumptions are that:
•	The historic asbestos consumption shown in Figure 8.8 gives our assumed past asbestos exposure.

•	The latency pattern for mesothelioma has a mean of 35 years and a standard deviation of 10 years. This appears to be generally supported by analyses and comments by Professor Berry et al4 , by Jim Leigh et al5 and by Yeung et al6. Latency pattern assumptions for mesothelioma and other diseases have also been set with consideration of the experience to date.
The assumed latency periods for each disease type are shown below:
Table 5.1: Assumed latency periods by disease type

	Mean
	(years)	Std Dev (years)
Mesothelioma	35	10
Asbestosis	30	10
Lung Cancer	35	10
ARPD & Other	30	11
Wharf	n/a	n/a
Workers Compensation	n/a	n/a

[4]	Malignant pleural and peritoneal mesotheliomas in former miners and millers of crocidolite at Wittenoom, Western Australia; G Berry, N H de Klerk, et al (2004)

[5]	Malignant Mesothelioma in Australia: 1945-2000; J. Leigh et al (2002)

[6]	Distribution of Mesothelioma Cases in Different Occupational Groups and Industries, 1979-1995; P. Yeung, A. Rogers, A. Johnson (1999)

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Our methodology is to take each year of exposure, weighted by consumption of asbestos in tonnage in that year, and project an index of the number of claims emerging in each future reporting year resulting from that exposure year using the latency distribution. We then aggregate the index of claims projected across all exposure years to derive an overall index of the number of future claims by report year.
This index provides not only the shape of claims as an index but also shows that the peak year of incidence of mesothelioma claims derived by this methodology is 2010/2011.
For the other claim types, we allow for those diseases having different average latency periods to that of mesothelioma. This results in different projected peak years for the different diseases.
From this claims index we then project the future number of claims by calibrating the index to the current level of claims emerging.
5.5	Numbers of claim settlements from future claim notifications
We derive a settlement pattern by considering triangulations of the numbers of settlements by delay from the year of notification.
The triangles below provide an illustrative example of how we perform this:
Figure 5.1: Settlement pattern derivation for mesothelioma claims
Number of claims settled by the end of each year

	Delay to settlement (years)
											No of claims
Reporting Year	0	1	2	3	4	5	6	7	8	9	reported

1996	46	78	83	84	84	84	84	84	84	84	84
1997	64	93	93	95	96	99	99	100	101		111
1998	57	78	82	84	86	86	89	89			94
1999	50	84	87	88	89	91	93				94
2000	75	112	118	121	121	121					126
2001	85	138	145	150	151						161
2002	99	161	173	173							179
2003	102	159	171								187
2004	141	218									260
2005	105										210
Proportion of claim settled by the end of each year

	Delay to settlement (years)
Reporting Year	0	1	2	3	4	5	6	7	8	9

1996	55%	93%	99%	100%	100%	100%	100%	100%	100%	100%
1997	58%	84%	84%	86%	86%	89%	89%	90%	91%
1998	61%	83%	87%	89%	91%	91%	95%	95%
1999	53%	89%	93%	94%	95%	97%	99%
2000	60%	89%	94%	96%	96%	96%
2001	53%	86%	90%	93%	94%
2002	55%	90%	97%	97%
2003	55%	85%	91%
2004	54%	84%
2005	50%

Pattern assumed	54.9%	87.9%	93.3%	95.0%	96.3%	97.2%	98.5%	99.2%	99.7%	100.0%

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Owing to limited data volumes, we have modelled “non-mesothelioma” claims as one cohort for determining claims settlement patterns.
Figure 5.2: Settlement pattern derivation for non-mesothelioma claims
Number of claims settled by the end of each year

	Delay to settlement (years)
											No of claims
Reporting Year	0	1	2	3	4	5	6	7	8	9	reported

1996	31	61	82	92	96	98	100	103	106	108	112
1997	32	68	91	103	109	110	115	117	117		121
1998	29	48	60	68	71	74	75	77			84
1999	38	81	97	102	112	114	115				121
2000	38	90	111	142	143	146					160
2001	63	120	186	193	202						222
2002	51	149	186	203							235
2003	42	122	158								199
2004	56	141									246
2005	35										185
Proportion of claim settled by the end of each year

	Delay to settlement (years)
Reporting Year	0	1	2	3	4	5	6	7	8	9

1996	28%	54%	73%	82%	86%	88%	89%	92%	95%	96%
1997	26%	56%	75%	85%	90%	91%	95%	97%	97%
1998	35%	57%	71%	81%	85%	88%	89%	92%
1999	31%	67%	80%	84%	93%	94%	95%
2000	24%	56%	69%	89%	89%	91%
2001	28%	54%	84%	87%	91%
2002	22%	63%	79%	86%
2003	21%	61%	79%
2004	23%	57%
2005	19%

Pattern assumed	21.7%	58.5%	77.2%	85.4%	88.4%	90.2%	91.6%	93.0%	93.9%	95.0%

From these settlement pattern analyses, we have estimated the pace at which claims notified in the future will settle, and used this to project the future number of settlements in each financial year for each disease type. We have estimated the settlement pattern from claim reporting to be as follows:

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Table 5.2: Settlement pattern of claims awards by delay from claim reporting

			Lung	ARPD &
Delay (years)	Mesothelioma	Asbestosis	Cancer	Other
0	54.9%	21.7%	21.7%	21.7%
1	33.0%	36.8%	36.8%	36.8%
2	5.4%	18.7%	18.7%	18.7%
3	1.7%	8.2%	8.2%	8.2%
4	1.3%	3.0%	3.0%	3.0%
5	0.9%	1.8%	1.8%	1.8%
6	1.3%	1.4%	1.4%	1.4%
7	0.7%	1.4%	1.4%	1.4%
8	0.6%	0.9%	0.9%	0.9%
9	0.3%	1.1%	1.1%	1.1%
Future	0.0%	5.0%	5.0%	5.0%
5.6	Proportion of claims settled for nil amounts
We apply a “nil settlement rate” to the overall number of settlements to estimate the number of claims which will be settled for nil claim cost (i.e. other than in relation to legal costs) and those which will be settled for a non-nil claim cost.
Nil settlement claims can arise for a number of reasons and these include:
•	Claims made against the Liable Entities by plaintiffs where the claim is ultimately determined by a Court to not be compensable. This can arise:
•	because the “injury” for which the claimant seeks compensation is not compensable (e.g. asymptomatic pleural plaques without any physical impairment); or

•	because the ”injury” is not proven to be a result of asbestos-related exposure (e.g. smoking-related lung cancer with no evidence of asbestos exposure).

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•	Claims made against the Liable Entities by plaintiffs which are ultimately not pursued by the plaintiff. This would include claims where the plaintiff discontinues a claim:
•	Either in relation to the entire claim being discontinued by the plaintiff; or

•	In relation to the claim against the Liable Entity being discontinued by the plaintiff (but that the claim continues against other defendants).
•	Claims made against the Liable Entities by plaintiffs but where liability against the Liable Entities is ultimately declined by the Court. This would, for example, include circumstances where the plaintiff joins the Liable Entity in a claim but it is later shown that the Liable Entity is not a relevant defendant and that another defendant is liable. This would, for example, cover:
•	Circumstances where it is demonstrated that that the product used which is alleged to have contributed to asbestos exposure and the subsequent claim was proven not to be a product manufactured or used by a Liable Entity.

•	Circumstances where through indemnity or contractual obligations another party is ultimately held liable for that element of the claim in which the Liable Entities were previously held liable.
The prospective nil settlement rate is estimated by reference to past trends in the rate of nil settlements.
5.7	Average claim costs of IBNR claims
We need to separately consider average settlement costs in respect of future claims and average legal costs of the defendants.
In essence we have estimated the following five components to the average cost assessment:
•	Average award (sometimes including plaintiff legal costs) of a non-nil “attritional” claim.

•	Average plaintiff legal costs of a non-nil “attritional” claim.

•	Average defendant legal costs of a non-nil “attritional” claim.

•	Average defendant legal costs of a nil “attritional” claim.

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•	Large claim awards and legal cost allowances.
We define a large claim as those for which the award is greater than or equal to $1m in 2005/06 money terms. We define an attritional claim as a non-nil, non-large claim. We define a nil claim as one for which the award payable by the relevant Liable Entity is zero.
The data provided to us has three settlement year definitions:
•	Plaintiff settlement year: being the year in which the claimant settles their claim against the defendants named or joined in the Statement of Claim;

•	Client settlement year: being the year in which the Liable Entities settle their claim with the plaintiff or with the cross-claimant (where applicable); and

•	Client closure year: being the year in which the Liable Entities have closed the claim file, having settled all their liabilities in relation to that claim (including the settlement of their defence legal costs).
We have analysed the average settlement cost by each of the three settlement year definitions in arriving at our assessment of the prospective average settlement cost.
All of our analyses have been constructed using past average awards, which have been inflated to current money terms using a base inflation index. This compensates for basic inflation effects when identifying trends in historic average settlements. We then determine a prospective average cost in current money terms.
We perform the same exercise for the defence and plaintiff’s legal costs in respect of non-nil claims, and for defence costs for nil claims (together “Claims Legal Costs”).
In relation to the large claims loading, we analyse the historic incidence rate of large claims (being measured as the ratio of the number of large claims to the total number of non-nil claims), and the average claim and Claims Legal Costs of these claims. We have determined a prospective incidence rate and average cost in current money terms to arrive at a loading per claim (being the average cost multiplied by the incidence rate per claim). This “per claim” loading is then added to the attritional average claim cost to arrive at an overall average claim cost allowing for the infrequent incidence of large claims.

Valuation of the asbestos-related disease liabilities of the
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30 September 2006
Allowance for future claim cost inflation is made. This is modelled as a combination of base inflation plus superimposed inflation. This enables us to project future average settlement costs in each future year, which can then be applied to the IBNR claims as they settle in each future year.
5.8	Pending claims

5.8.1	Definition of pending claims
At 30 September 2006, there are 520 claims for which claim awards have not yet been settled by the Liable Entities. Additionally, there are a number of other claims for which defence legal costs have not yet been settled, even though the awards have been settled.
As we have previously indicated, we have adopted 3 definitions of settlement status:
•	Where there is a closure date, there are not expected to be any further award or legal costs incurred.

•	When there is no closure date but the claim has a settlement date, there is a possibility of further emerging defendant legal costs, even though the claim award has been settled.

•	When there is no settlement date, there is a possibility of award, plaintiff legal costs and defendant legal costs still being incurred.
5.8.2	Methodology for evaluating the liability for pending claims
The excess amount of the liability for pending claims, over the case estimates held, is what the insurance industry term Incurred But Not Enough Reported (“IBNER”).
Depending on the case estimation procedure of the company and the nature of the liabilities, IBNER can be either positive or negative, with a negative IBNER implying that the ultimate cost of settling claims will be less than case estimates, i.e. that there is some degree of redundancy in case estimates.
In assessing the degree of redundancy in case estimates, we have undertaken a projection of the future settlement cost of pending claims and compared this to the case estimates for such claims. Our projection is based on a blending of the following actuarial techniques:
•	Projection of future claim payments by year of notification using triangulation techniques as described in section 5.5 and compare with the case estimates for those claims; and

Valuation of the asbestos-related disease liabilities of the
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30 September 2006
•	Projection of future average cost per claim for reported, but not finalised claims. The average cost is assessed by reference to the delay from when the claim was reported to when the claim settles (this method is known as the PPCF method).
Mesothelioma claims were projected separately from other disease types due to differing reporting and settlement patterns as well as differing average claim awards.
Workers Compensation claims were excluded from the analysis owing to limited data volumes and due to the impact of Workers Compensation insurance upon the data.
We do not expect this to materially affect our assessment of the potential case estimate redundancy savings as Workers Compensation claims make up a relatively small component of the portfolio.
5.8.3	Findings
Our analysis has indicated that there is a degree of redundancy in case estimates.
The comparison of current case estimates with projected future settlement costs for claims reported to date suggests that potential savings from case estimates in relation to the award component could be of the order of 20% to 30%.
Table 5.3: Projected savings as a % of case estimates: 2002-2006

Year of		Non
Notification	Mesothelioma	Mesothelioma		All
2002	5%		23%		18%
2003	35%	-	133%	-	27%
2004	23%		29%		26%
2005	23%		33%		28%
2006	-5%		39%		13%
Total	18%		26%		22%

Valuation of the asbestos-related disease liabilities of the
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30 September 2006
5.8.4	Conclusions
We have adopted an assumption of savings on case estimates of 15% at this valuation. In determining this assumption we have considered the following:
•	Certain information provided to us by the MRCF indicates that there has consistently been some level of redundancy in the case estimates.

•	Analysis of the claims database using actuarial projection methods as described above appear to support this assertion.

•	This is the first time we have tested the extent of redundancy in case estimates. Given an absence of past analysis to test this assumption against, or to understand trends in the assumption over time, we have not yet given full credibility to our results.
It should be noted that making allowance for savings from case estimates is expected to have the most impact on the near term cash flows and a lesser impact on the longer-term cashflows, with 90% of the cost of pending claims expected to be settled within the next six years.
The total cost arising from pending claims currently amounts to $98.7m in cashflow terms and approximately $69.3m of this relates to the award component.
The following table shows the separate components of cost arising from pending claims:
Table 5.4: Component of cost arising from pending claims

$m
Claims Award Cost	69.3
Plaintiff Legal Cost	6.8
Defendant Legal Cost	22.6
Total	98.7
Therefore a 15% saving on the claims award cost reduces the cashflow by approximately $10.3m over all future years.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
5.9	Insurance Recoveries
Insurance Recoveries are defined as proceeds which are estimated to be recoverable under the product and public liability insurance policies of the Liable Entities, and therefore exclude any such proceeds from a Workers Compensation Scheme or Policy in which the Liable Entities participate or which the Liable Entities hold.
In applying the insurance programme we consider only the projected gross cashflows relating to product and public liability.
We split out product liability cashflows from public liability cashflows as they are covered by different sections of the insurance policy under different bases:
•	Product liability claims are covered by an aggregate policy which provides cover for all claims up to an overall aggregate limit

•	Public liability claims are covered by an “each and every loss” policy which provides cover for each claim up to an individual limit for each claim.
Historical analysis of the claims data suggests that 95% of all liability claims, by number, have been product liability claims.
We make no allowance for the Workers Compensation cashflows in estimating the Insurance Recoveries, as the insurance programme provides protection on product and public liability exposures only.
The insurance cover, for any policy year, consists of a number of consecutive layers of cover. By way of illustration, an insurance programme might be structured as follows:
•	Primary $2m — covering the first $2m of claims costs; and

•	$3m xs $2m — covering the next $3m of claims costs, once the $2m cover is fully utilised. If the $2m layer below this cover is not fully utilised then this cover would also not be utilised.
5.9.1	Allocation of cashflows
We allocate the gross projected cashflow for Claims and Claims Legal Costs separately to product liability and public liability, assuming that 95% of future cashflows in each year will relate to product liability and 5% of future cashflows in each year will relate to public liability.

Valuation of the asbestos-related disease liabilities of the
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We then allocate these costs to each individual exposure year. This is based on a projection of how the pattern of exposure has changed in past years and is estimated to change in future years. In this regard, your attention is drawn to Section 8.8.2 which shows a recent history of how the allocation to each exposure year has changed with time.
We separate the cashflow into claims costs, plaintiff legal costs and defence legal costs. This is because we understand that defence legal costs do not contribute to the erosion of the insurance cover but that such legal costs are recoverable in addition to recoveries from claims settlements.
For the purposes of the valuation, we have assumed that plaintiff legal costs contribute to the erosion of the insurance cover. Our decision is an actuarial one and is not based on legal opinion, although we note that it appears that plaintiff legal costs may (in common with defence legal costs) not contribute to the erosion of the insurance cover. If this latter view is the case, the value of the insurance assets may increase relative to that which we have assumed within this valuation report.
From this, we then model the Insurance Recoveries by exposure (policy) year.
We map the Insurance Recoveries to each layer of the historic insurance programme and thereby to each insurer and reinsurer to determine an estimate of the recoveries (both in timing and amount) due from each insurer and reinsurer.
As noted in Section 11, no allowance has been made for any potential Insurance Recoveries in relation to the period from 1986/87 onwards, when insurance was placed on a claims made basis.
5.9.2	Product liability recoveries
In relation to product liability, given the nature of the cover being on an “in the aggregate” basis, it is likely that the majority of the cover (both the primary and umbrella) covers will be utilised given that we are projecting more than $3.5bn of future gross claim costs in actual money terms.
We anticipate that all insurance covers, other than the top layer of insurance cover for some of the policy years, will be fully utilised.

Valuation of the asbestos-related disease liabilities of the
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30 September 2006
5.9.3	Public liability recoveries
In relation to public liability, given that the cover is “each and every loss”, it is not likely that layers above the primary layer ($1m) will be substantially impacted. It is possible that the non-primary layers could be triggered, although we recognise that this would require:
•	a large public liability claim in excess of A$1m; and

•	that the period of exposure be of sufficient brevity or sufficiently concentrated that the allocated cost of the claim to any one year would be in excess of A$1m.
Whilst it is possible that such claims may arise in the future, to date there has been no such evidence of a claim above $1m in any one exposure year. Indeed, the largest allocation to any one exposure year has been approximately $920,000 in relation to a claim with a total cost of $1,068,000 which was spread over two exposure years.
This is not unsurprising as the average exposure period for mesothelioma claims has historically been approximately 17 years.
The following chart shows the distribution of non-nil mesothelioma claims costs to any one exposure year.
Figure 5.3: Size distribution of non-nil mesothelioma claims split by contribution from each year of exposure (award only)

Valuation of the asbestos-related disease liabilities of the
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Accordingly, at this time we have made no allowance for any layer above the primary layer to generate public liability recoveries.
5.10	Bad debt allowance
We have made an allowance for general credit risk based on the credit rating of insurers of the Liable Entities using Standard & Poor’s’ default rates.
We assume that insurance recoveries from syndicates of Lloyd’s of London, which are reinsured by Equitas7 (amounting to 45% of the coverage in the claims occurring period), will have 100% recoverability and that no credit risk charge is made against those recoveries. For the remaining companies, we have allowed for credit risk costs on the Insurance Recoveries.
We have estimated this credit risk cost by using the Standard & Poor’s credit ratings of the insurers of the Liable Entities as at 30 September 2006 and the Standard & Poor’s default rates by credit rating and duration, as shown in Appendix A, to estimate the cost of credit risk for each of the insurers and reinsurers. Where additional information regarding the expected payout rates of solvent and insolvent Schemes of Arrangement is available we have instead taken the expected payout rates to assess the credit risk allowance to be made in our liability assessment.
5.11	Cross-claim recoveries
We have analysed the past rate of cross-claim recoveries being made by the Liable Entities as a result of issuing cross-claims.
We have valued these recoveries assuming that they become payable at the time of the claim.
As noted in Section 4, cross-claim recoveries at 30 September 2006 amount to $13.3m on the claims database and $12.3m on the accounting database. These represent 3.3% and 3.1% of gross claim awards respectively.
The majority of cross-claim recoveries have been in relation to the Hardie-BI Joint Venture with CSR, including more than $3m paid in 2005/06 in relation to a one-off clearance of cross-claims against CSR and Bradford Insulation in relation to the Hardie-BI Joint Venture.

[7]	The announcement by Berkshire Hathaway on 20 October 2006 that it would take over management of Equitas and provide additional capital (by way of a $7bn reinsurance contract from Berkshire Hathaway to Equitas) appears to reduce the risk of insolvency to Equitas considerably. Indications are that Berkshire Hathaway may ultimately assume the liabilities of Equitas.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the Special Purpose Fund 30 September 2006
We also understand that there has continued to be a clearance of backlog recoveries in relation to Hardie-BI during 2006/07 and that the level of cross-claim recoveries in 2006/07 remains relatively high in comparison to previous years, particularly given that it represents only 6 months of claims processing.
We have analysed the historic cross-claim recoveries by settlement year as follows:
Table 5.5: Cross-claim recoveries by settlement year

		Cross-claim
		recoveries	Gross Settlement	Recovery Rate
Settlement year		($)	($)%
Pre 1994		571,375	21,774,807	2.62%
1994/95		77,224	10,620,936	0.73%
1995/96		242,746	9,912,267	2.45%
1996/97		135,904	7,576,923	1.79%
1997/98		129,877	12,050,073	1.08%
1998/99		251,976	10,694,305	2.36%
1999/00		442,381	18,336,559	2.41%
2000/01		1,204,568	26,373,370	4.57%
2001/02		616,449	33,175,708	1.86%
2002/03		628,098	44,219,472	1.42%
2003/04		339,730	50,104,592	0.68%
2004/05		791,133	62,574,134	1.26%
2005/06		5,751,414	66,362,180	8.67%
2006/07	*	2,091,638	30,286,108	6.91%
Total		13,274,513	404,061,342	3.29%

*	Note: Data for 2006/07 from 1 April 2006 to 30 September 2006
Given the observations that 2005/06 and 2006/07 have been distorted by a clearance of cross-claims against CSR, the current rate of recovery is not believed to be a good guide to the future level of recovery.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the Special Purpose Fund 30 September 2006
Taking all of the above factors into account, we have assumed that future levels of cross-claim recoveries will be 2.0% of the average award.

Based on current rates of expenditure, this would equate to around $1.5m of cross-claim recoveries per annum at present.

5.12	Discounting cashflows

Cashflows are discounted on the basis of yields available on Commonwealth government bonds of varying coupon rates and durations to maturity (matched to the liability cashflows).

In discounting the liabilities at a risk-free discount rate, we have assumed that there will be sufficient assets available to generate the investment income implicit in the discounting of the liabilities.

If such assets are not available then the investment income generated may be insufficient to support the unwinding of the discount on the liabilities and the cost of meeting the liabilities will increase.

It should also be recognised that the yield curves and therefore the discount rates applied can vary considerably between valuations and can, and do, contribute significant volatility to the liability assessment at different assessment dates.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the Special Purpose Fund 30 September 2006
6	COST SAVINGS ARISING FROM THE DDT ACT 2005

6.1	Background to the DDT Act 2005

Our previous report at 31 March 2006 provided significant commentary on the background of the DDT Act 2005 and the methodology we used to first evaluate the potential benefits of the Act.

Readers are referred to that report should they wish to understand the detailed findings and outcomes of the NSW Government Review and the subsequent DDT Act 2005. However, a brief overview follows.

As a result of the DDT Act 2005, significant changes were made to the procedures for Asbestos claims resolution on and after 1 July 2005 including:
•	a required information exchange at the commencement of the claim between parties by way of statements of full particulars by plaintiffs and detailed replies from defendants;

•	a compulsory mediation of claims failing settlement by agreement;

•	a single claims manager model to represent multiple defendants in the negotiation of settlement and failing settlement, mediation of plaintiff claims;

•	a process for defendants to reach agreement on contribution between themselves for the purposes of the settlement or mediation of a plaintiff’s claim. If defendants cannot agree contribution, the Act provides that apportionment of liability will be decided by an independent Contributions Assessor using standard presumptions of apportionment as set out in the Dust Diseases Tribunal (Standard Presumptions – Apportionment) Order 2005;

•	costs penalties will apply in circumstances where parties:
▪	breach the rules of the new claims resolution process;

▪	fail to participate in mediation in good faith including where defendants may unreasonably limit a single claims manager’s authority to settle the claim;

▪	unreasonably leave issues in dispute following an unsuccessful mediation; and

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the Special Purpose Fund 30 September 2006
▪	where any subsequent litigation does not result in a materially different position to that of settlement offers made by the parties; and
•	cost penalties are also imposed if a Defendant appeals the decision of a Contributions Assessor and fails to better its position by the greater of $20,000 or 10% of the amount otherwise payable by it.

•	Urgent cases may be removed from a claims resolution process but in each case, the Tribunal must consider whether to order the application of provisions relating to compulsory mediation and apportionment between defendants to that claim. Urgent cases as defined by the Act will still be dealt with by the Dust Diseases Tribunal if they cannot be addressed in an expedited timetable for the new claims resolution process but in keeping with revised Dust Diseases Tribunal hearing procedures.
Legal representatives of parties to dust diseases claims will also be required to provide information to the Dust Diseases Tribunal in relation to the compensation awarded or agreed and the amount of legal costs recovered following the settlement or determination of a claim.
While the reform is concerned solely with NSW procedures and legislation, the NSW Government has indicated its willingness to promote the recommendations of the Review to other States and Territories.
The New South Wales Government indicated in its Review that there would be a further review of the reforms and the dust diseases compensation system more generally to be conducted after data in relation to the reforms was available.
As noted in Section 1.3.5, a further review has been announced with the Current Review again being conducted by Mr Laurie Glanfield AM, Director-General of the Attorney General’s Department and Ms Leigh Sanderson, Deputy Director-General of the Cabinet Office.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the Special Purpose Fund 30 September 2006
6.2	Methodology

We have estimated the cost savings arising from the DDT Act 2005 by reference to work undertaken by the Cost Consultants to estimate the costs of each stage of the new procedures. The Cost Consultants have modelled the new procedure (hereafter referred to as the “New Process”) based on their understanding of the NSW Government Review and based on legal instruction provided to them. They have then mapped the anticipated range of costs for the New Process. These costs were then compared with the anticipated costs under the Old Process.

The costs structure has been assessed for two cases:

Case 1, which included:
•	A case where medical issues and disputes are limited in nature, such as a mesothelioma claim where diagnosis is straight forward;

•	There are only a few defendants;

•	There would be no economic loss claim and only a limited need for non-medical expert evidence; and

•	There are no significant liability issues with the main issues being quantum.
Case 2, which included:
•	Significant medical issues such as on diagnosis, extent of disability, other health issues contributing to the disability (co-morbidity) and prognosis/future care;

•	More defendants, as where damages are divisible;

•	Expert evidence of a non-medical or occupational therapy nature, such as an economic loss report; and

•	Liability issues, at least involving some of the defendants.
The Cost Consultants’ report provides an estimate of the legal costs for Case 1 and Case 2 dust diseases claims in NSW as described above.
The following tables are summaries of the estimated typical legal costs per claim in the Old Process and the New Process.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the Special Purpose Fund 30 September 2006
Table 6.1: Cost Consultants’ estimates of legal costs – Old Process ($)

	Plaintiff’s Costs		Defendant’s Costs
Stage of proceedings	Case 1	Case 2	Case 1	Case 2
1 – Pleadings	10,745	19,945	3,605	4,760

2 – Evidence Preparation	16,740	29,970	16,360	27,200

3 – Hearing Preparation	1,915	4,100	2,800	5,415

4 – Hearing	5,370	20,540	4,950	20,260

Total	34,770	74,555	27,715	57,635

Note: Costs include any relevant Court or filing fees
Table 6.2: Cost Consultants’ estimates of legal costs – New Process ($)

			Defendant’s Costs /
	Plaintiff’s Costs		SCM’s Costs
Stage of proceedings	Case 1	Case 2	Case 1	Case 2
1 – Pleadings (particulars, Reply, Cross-Claim	2,512	3,877	735	1,470

2 – Evidence Preparation / Information exchange	2,100	7,610	3,395	9,255

3 – Settlement offers / mediation	3,770	6,710	3,770	6,710

COURT PROCESS (where settlement does not occur at prior stages)

4 – Preparation for hearing of plaintiff’s claim in court	4,431	10,001	3,860	9,430

5 – Court hearing of plaintiff’s claim only	6,125	14,690	6,125	14,540

Total	18,389	42,887	17,885	41,405

Note: Costs include any relevant Court or filing fees

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the Special Purpose Fund 30 September 2006
6.3	Potential cost savings in other States

At present, legislation modifying the current claims process has been introduced in NSW only, although we note that the Final Funding Agreement envisages the NSW Government undertaking to seek active participation of other States in the processes and protocols arising from the NSW Government Review.

Nonetheless, in quantifying the cost savings, it is important to consider the proportion of claims costs which relate to NSW and the proportion which relates to other States.

The following figure shows how the total award cost of claims settled varies by state and by settlement year in current money terms.
Figure 6.1: Split of total award cost of claims by State in current money terms
This figure shows that NSW historically represented 70% of the total claims costs, although this has reduced substantially since 2004 to around 55%. This is largely as a consequence of the substantial increase in claim numbers in Victoria and the emergence of South Australia as a forum for settling claims.
This is likely to have resulted in part from the impact of the BHP vs. Schultz decision, such that claims previously being brought and settled in NSW have either commenced in other States or have, in a small number of cases to date, been cross-vested into other States.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the Special Purpose Fund 30 September 2006
We would not (in these circumstances) expect the percentage of costs relating to NSW to return to the 70% levels historically seen. Instead, we would expect that the proportion of costs relating to NSW would trend down further with the continued impact of Schultz vs. BHP and the changing level of claims being brought in other States. We therefore expect some potential further reductions in the proportion of liabilities which relate to NSW with increased utilisation of the Schultz decision.
Accordingly, we have estimated the following proportions of claims costs from each State in future years.
Table 6.3: Estimated future proportion of liabilities by State

Proportion
NSW	50%
Victoria	25%
WA	15%
Queensland & Others	10%
6.3.1	Legal cost savings in other States

We have been asked to quantify the potential savings that might be achievable in the other States if procedural reforms were implemented in Victoria, Western Australia, Queensland and South Australia.

The legislation passed in NSW was passed after considerable review of the processes in NSW and how they could be modified. It is difficult to assess whether such legislation, or parts of it, could be applied in other States and the relative level of cost savings that would arise as a result of such implementation.

Furthermore, it is by no means certain whether all States will participate in implementing most, or any, of the procedural reforms adopted in NSW or the extent to which such processes will be effective in streamlining the administration and settlement of dust diseases claims in those States.

In this regard, it should be noted that there has not yet been any indication of a commitment by the Governments of the other States to accept or implement any procedural reforms at this time, and nor may such reforms be appropriate.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the Special Purpose Fund 30 September 2006
Therefore, whilst we have estimated the potential savings, it should be noted that the estimation of the level of legal cost savings that will eventuate from each of the other States is subject to considerable uncertainty.

Taking into account the above discussions, together with the results from the Cost Consultants’ report (as detailed in Section 6.2), the proportionate reductions in legal costs that we have estimated are shown in the following table:
Table 6.4: Estimated proportion of legal costs saved by State

Proportion saved
NSW	40%
Victoria	40%
WA	10%
Queensland & South Australia	20%
Other States	0%
6.4	Savings achieved to date

As noted in Section 9 of this report, we have observed a continuing reduction in legal cost expenditure by the Liable Entities. We understand that this is in part a result of internal cost control initiatives by ACS which have been put in place over the last 12 to 18 months.

This means that the potential future savings that could accrue from the NSW Government reforms is reduced, compared to previous expectations, as the legal costs have already been internally rationalised.

This also means that our base projection (before allowance for NSW cost savings) now incorporates some components of cost savings that were previously attributed to being an outcome of the DDT Act 2005.

If we continue to model legal cost savings without regard to the savings achieved to date, the ultimate legal cost we would project would be unrealistically low.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the Special Purpose Fund 30 September 2006
At this valuation, our approach has therefore been to consider the extent to which legal costs have already been reduced in our valuation in light of continuing favourable experience and the extent to which costs can reduce further as a result of the reforms.

The result of our analysis is that legal costs have reduced by around 20% over the period since the DDT Act 2005 was implemented.

Given that our target level of saving in NSW was around 40%, this analysis suggests that around half of the potential savings across all States have already been achieved.

Our approach is therefore to assume that only half of the potential savings from the DDT Act 2005 remain to potentially be achieved.

It is currently not possible to allocate the savings achieved to date between internal initiatives by ACS and the result of the reforms pursuant to the DDT Act 2005.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the Special Purpose Fund 30 September 2006
7	ECONOMIC ASSUMPTIONS

7.1	Overview
The two main economic assumptions required for our valuation are:

•	The underlying claims inflation assumptions adopted to project the future claims settlement amounts and related costs.

•	The discount rate adopted for the present value determinations.
These are considered in turn below.
7.2	Claims inflation

We are required to make assumptions about the future rate of inflation of claims costs. We have adopted a standard Australian actuarial claims inflation model for liabilities of the type considered in this report that is based on:
•	An underlying, or base, rate of general economic inflation relevant to the liabilities, in this case based on wage/salary (earnings) inflation; and

•	A rate of superimposed inflation, i.e. the rate at which claims costs inflation exceeds base inflation.
7.2.1	Base inflation basis

Ideally, we would aim to derive our long term base inflation assumptions based on observable market indicators or other economic benchmarks. Unfortunately, such indicators and benchmarks typically focus on inflation measures such as CPI (e.g. CPI index bond yields and RBA inflation targets).

We have therefore derived our base inflation assumption from CPI based indicators and long term CPI / AWOTE[8] relativities.
7.2.2	CPI assumption

We have considered two indicators for our CPI assumption.
•	Market implied CPI measures.

•	RBA CPI inflation targets.

[8]	AWOTE = Average Weekly Ordinary Time Earnings

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the Special Purpose Fund 30 September 2006
We have measured the financial market implied expectations of the longer-term rate of CPI by reference to the gap between the yield on government bonds and the real yield on government CPI index-linked bonds.
The chart below shows the yields available for 10-year Commonwealth Bonds and Index-linked bonds. The gap between the two represents the implied market expectation for CPI at the time.
Figure 7.1: Trends in Bond Yields: 1996 – 2006

Source: RBA Website www.rba.gov.au
It can be seen that the implied rate of CPI has varied between 1.5% per annum and 4% per annum during the last 10 years, although it has broadly remained between 2% and 3% per annum since March 2000.
At 30 September 2006, the effective annual yield on long-term government bonds is 5.5% p.a. and the equivalent effective real yields on long-term index linked bonds is approximately 2.1% per annum. This would imply current market expectations for the long-term rate of CPI were of the order of 3.4% per annum.
In considering this result we note that:
•	This implied CPI rate has varied significantly in recent months (e.g. from around 2.5% as at 30 June 2005 to 3.4% at September 2006).

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the Special Purpose Fund 30 September 2006
•	The yields on both nominal and CPI-linked government bonds are driven by supply and demand, and both are in increasingly short supply in the market. The yields on both, and their relativities, are subject to some volatility and likely some short term distortion.

•	The RBA’s long term target is for CPI to be maintained between 2% and 3% per annum.

•	While the RBA has been relatively successful with this target over the recent past, over the longer term future the risk of events leading to inflation emerging occasionally outside this range needs to be allowed. Given a likely upside bias to such events, longer term inflation at the higher end of the RBA’s range would not be unexpected.

Weighing this evidence together, this suggests a long term CPI inflation benchmark of 2.75% to 3.00% per annum.
7.2.3	Wages (AWOTE) / CPI relativity

The following table summarises the average annualised rates of AWOTE and CPI inflation, and their relativities, for various historic periods:
Table 7.1: Annualised rates of CPI and AWOTE

	AWOTE	CPI	AWOTE – CPI
1970 – 2005	7.91%	6.20%	1.71%
1980 – 2005	5.99%	4.68%	1.31%
1990 – 2005	4.28%	2.51%	1.77%
1995 – 2005	4.47%	2.50%	1.98%
Figure 7.2 shows these yearly results, graphically, for the 1970 to 2005 period.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the Special Purpose Fund 30 September 2006
Figure 7.2: Trends in CPI and AWOTE: 1970 - 2005
In considering the above, we note:
•	The last period from 1995 reflects largely a continuous period of economic growth which may not be reflective of longer term trends.

•	The longer periods cover a range of business cycles, albeit that the period from 1970 includes the unique events of the early 1970’s (i.e. general inflationary pressures, both locally and worldwide, and the impact of high oil prices owing to the Oil Crisis in 1973).
Allowing for these factors, the historic data suggests a CPI / AWOTE relativity, or gap, of 1.5% to 1.75%.
On this basis, given a longer term CPI benchmark of 2.75% to 3.00%, it would suggest a longer-term wage inflation (AWOTE) assumption of 4.25% to 4.75% p.a.
We note that such an assumption is not inconsistent with actual wage inflation over recent years (see Table 7.1 above) which has arisen during economic conditions not dissimilar to those reflected in the current market interest rates looking forward.

Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the Special Purpose Fund 30 September 2006
7.2.4	Impact of claimant ageing and non-AWOTE inflation effects

The overall age profile of claimants is expected to rise over future years with the consequent impact that, other factors held constant, claims amounts should tend to increase more slowly than average wage inflation. This is due to both reduced compensation for years of income or life lost and a tendency for post retirement age benefits to possibly increase closer to CPI than AWOTE.

Furthermore, we note that some heads of damage would be expected to rise at CPI or lower, such as general damages and compensation for loss of expectation of life, owing to the age profile of claimants showing a continuing upward trend in average ages. Other heads of damage, including loss of earnings, would be expected to rise at AWOTE (ignoring the ageing effect); whilst medical expenses and care costs would be expected to rise in line with medical cost inflation which in recent times has been in excess of AWOTE.

Taking these factors into account, we have reduced our base inflation assumption by 0.25% to 0.50% p.a. from the AWOTE rate indicated above for the combined effect of ageing and other non-AWOTE inflation drivers of the benefits.

Weighing all of this together, we have adopted a base inflation assumption of 4.25% p.a.

7.2.5	Superimposed inflation

As discussed later in Section 9, actual claims inflation has been approximately 6.3% per annum historically. This is against corresponding general wage inflation (making some minor allowance for ageing effects as above) over the same period of approximately 4%. This implies average superimposed inflation has been approximately 2.2% per annum.

Prospectively, we have assumed that superimposed inflation will be 2.25% per annum over the long-term, although it should be noted that the actual rate of claim inflation exhibited in any one year will be inherently volatile.

In addition, the 2.25% per annum superimposed inflation allowance is not inconsistent with superimposed inflation experience we have seen under other relevant liability portfolios.

Given our future base inflation assumption looking forward of 4.25% per annum, adopting a 2.25% superimposed inflation would indicate a longer term overall claims cost inflation assumption of 6.60% per annum (as the inflation components are combined multiplicatively).

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
We discuss the claims inflation assumptions further in Section 9.

7.2.6	Summary of claims inflation assumptions

The table below summarises the claims inflation assumptions we have used within our current and previous liability assessments.
Table 7.2: Claims inflation assumptions

	30
	September	31 March
	2006	2006	30 June 2005
Base inflation	4.25%	4.25%	4.00%
Superimposed inflation	2.25%	2.00%	2.00%
Claim cost inflation*	6.60%	6.34%	6.08%

*	Base and superimposed Inflation are applied multiplicatively in our models so that claim cost inflation is calculated as 1.0425 * 1.0225 – 1
7.3	Discount rates: Commonwealth bond zero coupon yields

We have adopted the zero coupon yield curve at 30 September 2006, underlying the prices, coupons and durations of certain Australian government bonds for the purpose of discounting the liabilities for this report.

The use of such discount rates is consistent with standard Australian actuarial practice for such liabilities, is in accordance with Professional Standard PS300 and is also consistent with our understanding of the Australian accounting standards in this regard.

Table 7.3 shows the zero coupon yields adopted for each duration of cashflows.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
Table 7.3: Zero coupon yield curve by duration

	Yield at 30
	September	Yield at 31	Yield at 30
Year	2006	March 2006	June 2005
1	6.02%	5.44%	5.33%
2	5.84%	5.41%	5.08%
3	5.69%	5.44%	5.09%
4	5.57%	5.46%	5.11%
5	5.48%	5.49%	5.14%
6	5.42%	5.51%	5.17%
7	5.38%	5.54%	5.20%
8	5.37%	5.56%	5.23%
9+	5.37%	5.57%	5.25%
The equivalent single uniform discount rate, based on cashflows weighted by term, is 5.51% per annum at 30 September 2006 (31 March 2006: 5.52% per annum).

It is important to note that the discount rate can vary, perhaps significantly, between valuations, and can thus cause fluctuations in the present value of the liability.

It is also important to understand that if assets actually held to back the liabilities are not matched to those assumed (by type and/or amount), the future investment earnings earned may deviate from those implicitly allowed for within the actuarial valuation. This might generate either profits or losses relative to the discount rates adopted.

7.4	Consistency of economic assumptions

An important consideration to bear in mind when setting economic assumptions is the consistency of the various assumptions. For a valuation involving the long-term inflating of cashflows and then discounting these cashflows to current money terms, a key consideration is the relativity between the assumptions.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
Whilst future investment yields on government bonds will change, so too will the rate of future wage inflation and consequently also the overall rate of claims inflation. The key factor is whether the gap between the two factors remains reasonable.

Within our current valuation, we have allowed for base inflation at 4.25% per annum, superimposed inflation at 2.25% per annum, and average yields at 30 September 2006 of 5.51% per annum. As such, the gap between claims inflation and the yield is 1.09% per annum (being 6.60% – 5.51%).

This compares with our valuation at 31 March 2006 where the gap was 0.82% per annum (being 6.34% — 5.52%).

As such, the valuation basis (and liabilities) has increased over the last six months resulting from changes to the economic assumptions.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
8	ANALYSIS OF CLAIMS EXPERIENCE – CLAIM NUMBERS
8.1	Overview

We have begun by analysing the pattern of notifications of claims as shown in Table 8.1. This table shows the claim notifications by year.
Table 8.1: Number of claims reported annually

Report			Lung	ARPD &		Workers	All
Year	Mesothelioma	Asbestosis	Cancer	Other	Wharf	Compensation	claims
1994/95	81	14	8	14	4	30	151
1995/96	72	24	16	23	3	32	170
1996/97	84	37	15	19	2	39	196
1997/98	111	32	20	17	2	50	232
1998/99	94	26	12	13	3	30	178
1999/00	94	41	16	12	14	38	215
2000/01	126	46	29	21	26	38	286
2001/02	161	91	23	30	17	61	383
2002/03	179	92	36	41	15	51	414
2003/04	187	99	26	28	10	36	386
2004/05	260	120	32	27	6	61	506
2005/06	210	98	30	18	6	33	395
2006/07*	94	78	10	20	2	23	227
All Years (incl. pre-1994)	1,944	916	313	362	125	1,002	4,662

* Note: Data for 2006/07 from 1 April 2006 to 30 September 2006
It can be seen that in recent years, mesothelioma has accounted for more than 40% of claims, and that this percentage increased from 42% in 2001/02 through to 2005/06 when mesothelioma claims represented 53% of claims by number.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
In 2006/07 to date, mesothelioma claims have accounted for 41% of claims, with asbestosis showing a significant increase (from 25% in 2005/06 to 34% of claims in 2006/07). This can be observed in the following chart.
Figure 8.1: Proportion of claims by disease type: 2000-2006
Note: Data for 2006/07 from 1 april 2006 to 30 September 2006

8.2	Mesothelioma claims

It can be seen that for mesothelioma, the incidence of notifications showed a step change upwards from 1999/00 through to 2001/02 and a steady rate of increase to the 2003/04 financial year, to 187 claims.

It is also apparent from the claims information that there was a further upward step in claim numbers during 2004/05 with 260 claims reported in the year.

There were 210 claims reported during 2005/06 and there have been 94 claims reported in the first six months of 2006/07.
8.2.1	Monthly analysis of notifications

We have examined the mesothelioma claims reported on a monthly basis to better understand the nature of the trends.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
Figure 8.2: Monthly notifications of mesothelioma claims: 2000-2006
Note: Data for 2006/07 from 1 april 2006 to 30 September 2006

In our previous report we noted that the previously high trend of 2004/05 had appeared to have abated somewhat. This lower trend of claims reporting appears to have continued during 2006/07 to date.

That said, there is a degree of seasonality in claims reporting and late processing of claims also takes place.

For example, in 2004/05, claim numbers increased by 10 after the end of the financial year and claim numbers have increased by 10 for the 2005/06 year in the last six months.

8.2.2	Claims notifications by State

We have monitored the claims notifications patterns by State in which the claim is filed. Table 8.2 shows the number of claims notified by year by State.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
Table 8.2: Number of mesothelioma claims by location of claim filing

Report
Year	NSW	VIC	WA	QLD	NZ	USA	Other	Total
1994/95	57	18		2			4	81
1995/96	48	17	2	3			2	72
1996/97	55	11	9	2			7	84
1997/98	83	16	4	3			5	111
1998/99	61	25	4	2			2	94
1999/00	58	21	8	2		1	4	94
2000/01	70	28	14		3	7	4	126
2001/02	104	28	21		4	2	2	161
2002/03	111	41	23	2			2	179
2003/04	114	47	26					187
2004/05	111	92	33	19			5	260
2005/06	98	58	33	6			15	210
2006/07*	33	31	16	8			6	94
All Years (incl. pre-1994)	1,111	485	219	50	7	11	61	1,944

*	Note: Data for 2006/07 from 1 April 2006 to 30 September 2006
It can be seen that the most significant States, in relation to where claims have been filed to date, are NSW (57%), Victoria (25%) and WA (11%).

However, the trend changed somewhat in 2004/05 with NSW making up 43%, Victoria making up 35% and WA making up 13%.

Experience in 2005/06 continued the pattern observed in 2004/05 with NSW making up 47%, Victoria making up 28% and WA making up 16%.

However, for 2006/07 the trend has again changed with NSW making up 35%, Victoria making up 33% and WA making up 17%.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
It is of note that for 2006/07:
•	Experience in NSW is significantly lower than previous years;

•	Experience in Victoria and WA have been broadly similar to 2005/06;

•	Experience in Queensland has reverted to levels previously observed in 2004/05, although we note that in 2004/05 the high level of activity was due to a clearing of a backlog of cross-claims.
In part these trends in claims activity in the various States will also have been contributed to by the decisions of BHP vs. Schultz, which will lead to claims being more regularly heard in the State of exposure rather than NSW.

8.2.3	Base valuation assumption

In setting a base valuation assumption for 2006/07 and 2007/08, we need to consider whether the observations in the last two years were one-off fluctuations or were part of a new trend, and especially the extent to which 2005/06 was impacted by 2004/05.

We are of the opinion that the sharp increase in claim reporting activity in the latter part of 2004 and early part of 2005 were a function of accelerated reporting by plaintiff lawyers in order to preserve the rights of their clients to claim against the Liable Entities, owing to concerns at that time over the financial position of the MRCF and the ability of the MRCF to continue to meet its liabilities.

The delay between diagnosis of the disease and reporting of claims reduced during the 2004/05 year (noting that for mesothelioma, it would not be possible to speed up diagnosis, and reporting delays could only be compressed to a small extent).

As a consequence, the surge in claims activity in the latter part of 2004/05 represented a “bringing forward” of claims that would otherwise have been reported in the early part of 2005/06.

We also need to consider the claims experience in the first six months of 2006/07. We have the option of:
•	Ignoring the latest experience in 2006/07 and dismissing it as simply a one-off fluctuation, maintaining the previous assumption for notification years 2006 and onwards.

•	Recognising it in part, and giving some credibility to the emerging experience.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
•	Recognising it in full, and asserting this to be part of a new trend which will continue in relation to all future years of claims.
The areas which we need to address and consider are:
•	The recent quarterly trends in claims reporting activity;

•	The sharp reduction in claims activity in NSW in 2006/07;

•	Claims activity due to the statutory recovery claims from WorkCover Queensland and the underlying expectation of cross-claims activity from WorkCover Queensland prospectively.
Recent quarterly trends in claims experience

We have noted that claims experience was strong in the second half of 2005/06 and that it has been considerably lower in the first half of 2006/07.

We have investigated the extent to which this may be explained as being a seasonal trend that is repeated each year.

We have reviewed the level of claims activity in each quarter of the financial year.
Figure 8.3: Quarterly reporting pattern of mesothelioma claims
The chart is suggestive of some seasonality in the reporting pattern. It can be inferred from the chart that (other than for 2002) around 46% of mesothelioma claims are reported in the first half of the financial year.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
We have also reviewed the number of mesothelioma claims reported on a monthly basis and reviewed the rolling 3-month, 6-month and 12-month averages in recent periods.
Figure 8.4: Rolling annualised averages of mesothelioma claim notifications
Note: Data for 2006/07 from 1 April 2006 to 30 September 2006
It can be seen that the current annualised rolling averages at September 2006 are between 188 (6 month average) and 211 (12 month average).
NSW claims activity
There has been a significant reduction in mesothelioma claims activity in NSW in 2006/07 to date, and this has arisen at the same time as an increase in asbestosis activity (see Table 8.2 and Table 8.3).
We have reviewed the sources of claims in 2005/06 and 20006/07 to identify any concentrations of exposures that took place in 2005/06 which may not have recurred in 2006/07. We have also reviewed these claims to see if there are any particular trends or common characteristics affecting the reporting activity in the first six months of 2006/07.
We have not identified any concentrations of exposure or common characteristics to the claims in 2005/06 or 2006/07.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
We note that if the underlying proportion of claims reported in NSW was 50% (i.e. an expected number of NSW claims being 47 to date), the range of observations would be 33 to 61 claims (representing a 95% confidence interval). Therefore, the experience in NSW in 2006/07 may in part be explained as statistical variation.
WorkCover Queensland
In 2006/07 there have been 7 mesothelioma claims from WorkCover Queensland, all of which were filed on the same day.
We understand from Amaca that it is believed these claims still reflect a backlog clearance by WorkCover Queensland.
Base mesothelioma valuation assumption adopted
In setting an assumption for mesothelioma activity in 2006/07, we have taken into account the experience in 2005/06 and 2006/07.
We have also allowed for the late processing that we have observed in the last two financial years, which have shown an increase of around 10 claims after the financial year-end.
We have assumed that 46% of claims reported in the first half of the year, and we have projected 214 claims to be reported in 2006/07 (calculated as 94 / 0.46 + 10). This projection has taken into account the seasonality of claims reporting and the late processing of claims after the financial year-end.
This projection would equate to a future reporting activity of 20 claims per month for the next 6 months.
The chart below shows the change in valuation basis assumptions for mesothelioma since our June 2004 valuation.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
Figure 8.5: Change in mesothelioma claims projections at successive valuations
The chart shows that other than for the March 2005 valuation, the assumed rate of claims reporting activity has not changed significantly. The increase in the valuation assumption at March 2005 reflected the high level of claims reporting that had been exhibited in the preceding six months.

8.3	Asbestosis claims

It can be seen in Table 8.1 that for asbestosis, the incidence of notifications has shown a step change upwards since 2000/01 and a gradual increase to 2003/04.

The number of asbestosis claims increased substantially from 99 in 2003/04 to 120 in 2004/05 and then fell back to 98 claims in 2005/06.

There have been 78 claims reported in the first six months of 2006/07, which is considerably above previous experience – noting that in 2004/05 there were 64 claims reported in the first half of the year.

8.3.1	Monthly analysis of notifications

We have examined claims on a monthly basis by disease type and by State in which the claim is being filed, to better understand the nature of the trends.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
Figure 8.6: Monthly notifications of asbestosis claims: 2000-2006
Note: Data for 2006/07 from 1 April 2006 to 30 September 2006
There has been considerable volatility in reporting in the last 2 years, with the second quarter of 2005/06 showing a considerable reduction in claims reporting which was followed by a substantial increase in activity in the latter part of 2005/06 and during the first half of 2006/07.

It is of note that claims activity in recent months appears to have significantly exceeded previous estimates. It appears that the increase in asbestosis activity has arisen at the same time that mesothelioma activity has fallen, and by broadly similar numbers.

8.3.2	Claims notifications by State

It has been observed that the claims being filed in Victoria (see below) showed a considerable increase in numbers in 2004/05 and 2005/06, whilst activity in NSW fell considerably in 2005/06 only to return to a more usual level of activity during the first six months of 2006/07.

Claims activity in Queensland in the first six months of 2006/07 has been considerably greater than in previous years, whilst South Australia has also shown an increase in reporting activity (although it currently contributes less than 10% of claims by number).

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
Table 8.3: Number of asbestosis claims by location of claim filing

Report								Grand
Year	NSW	VIC	WA	QLD	SA	Other	USA	Total
1994/95	11	3						14
1995/96	19	3			1	1		24
1996/97	28	8	1					37
1997/98	28	4						32
1998/99	22	3				1		26
1999/00	28	12					1	41
2000/01	36	7				1	2	46
2001/02	75	15			1			91
2002/03	79	9			3	1		92
2003/04	74	21	3	1				99
2004/05	81	26	4	7	1	1		120
2005/06	34	36	2	20	5	1		98
2006/07*	33	15	2	21	6	1		78
All Years (incl. pre-1994)	613	203	19	49	17	11	4	916

*	Note: Data for 2006/07 from 1 April 2006 to 30 September 2006
It can be seen that there was a step-change in the level of asbestosis claims activity from 2000/01 to 2001/02 in NSW with claims activity more than doubling in that year.
Activity in NSW fell considerably in 2005/06 although it appears that part of that reduction could be explained as being the impact of BHP vs. Schultz, such that claims were increasingly filed in Queensland or South Australia as opposed to the previous practice of such claims being heard in the DDT.
However, in 2006/07 the level of claims activity in NSW has shown a significant increase, reverting almost to levels experienced prior to 2005/06.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
We have reviewed the sources of asbestosis claims in 2006/07 to assess whether the significant escalation in claims activity has arisen from one source or involving a number of cross-claims from one particular entity. The increased activity has substantially arisen in both NSW and Queensland and no discernable trends can be observed.
As with mesothelioma, we have considered rolling 3 month, 6 month and 12 month averages in considering the projected level of claims activity in 2006/07.
Figure 8.7: Rolling annualised averages of asbestosis claim notifications
Note: Data for 2006/07 from 1 April 2006 to 30 September 2006
It is not surprising that asbestosis shows greater volatility than mesothelioma, given the smaller number of claims involved. It can be seen that recent 3 month averages have varied between 110 and 175 claims per annum, with it currently running at 164 claims per annum.
For the remainder of 2006/07, we have based our projections on an underlying 11 claims per month. This results in a projection of 144 claims in 2006/07.
This is significantly increased relative to our previous assumption of 108 claims.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
8.4	Lung cancer claims

For lung cancer claims, claim notifications have been steady and do not appear to have shown the same pattern of notification as mesothelioma and asbestosis. There were 30 claims reported during 2005/06.

In our previous report, we projected 31 claims for 2006/07. At this valuation, we have assumed 3 claims per month for the remainder of 2006/07. This results in a projection of 28 claims for 2006/07.

8.5	ARPD & Other claims

In relation to ARPD & Other claims, the number of claims fell from 41 in 2002/03 to 27 in 2004/05 and 18 claims in 2005/06.

However, in 2006/07 there have been 20 claims in the year to date.

We have projected 38 claims to be notified in 2006/07, based on an assumption of 3 claims per month for the remaining six months of 2006/07. This is an increase from our previous assumption of 33 claims.

8.6	Workers Compensation and wharf claims

The number of Workers Compensation claims, including those met in full by the Liable Entities’ Workers Compensation insurers, has exhibited some degree of volatility ranging from 33 claims to 61 claims in the last five years.

In 2005/06, there were 33 claims reported, of which 19 claims were reported in the first half of the financial year. By comparison, there have been 23 claims reported in the first six months of 2006/07.

We note that if the underlying level of claims activity was expected to be 50-60 claims per annum, the range of observations would be 35 to 75 claims (broadly representing a 95% confidence interval). It therefore appears that the experience in the last five years simply reflects statistical variation.

We have projected 53 claims for 2006/07, reduced from our previous assumption of 60 claims.

It should be noted that the financial impact of this source of claim is not substantial given the proportion of claims which are settled for nil liability against the Liable Entities (generally in excess of 90%), which results from the insurance arrangements in place.

For wharf claims, we have projected 6 claims to be notified in 2006/07. Again, the financial impact of this source of claim is not material.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
8.7	Summary of base claims numbers assumptions

In forming a view on the numbers of claims in 2006/07, we have taken into account the emerging experience in the financial year and a revised view of the expected numbers of claims reported monthly based on recent trends.

In forming a view as to the base number of claims in 2007/08 from which we calibrate the curve of claims notifications, we have also considered the extent to which the 2004/05 and 2005/06 experience, or previous trends in claims numbers, will continue.

We have adopted the view that the increase in the 2004/05 year was partly a permanent effect, relating to the move to a new scale of joining of the Liable Entities in claims and partly an acceleration of claims that would otherwise have been reported in 2005/06.

Nonetheless, in forming our views, we have given greater credibility to the claims activity in 2004/05 and 2005/06 than the claims activity in prior years.

As outlined in Sections 8.2 to 8.6, our assumptions as to the levels of claims numbers to assume are as follows:
Table 8.4: Base claim numbers assumptions

		Second half-	First half-	2006/07
	Average	year of	year of	(seasonally
	2004/05 and	2005/06	2006/07	adjusted)
	2005/06	(annualised)	(annualised)	(projected)
Mesothelioma	235	234	188	214
Asbestosis	109	106	156	144
Lung Cancer	31	28	20	28
ARPD & Other	23	16	40	38
Wharf claims	6	6	4	6
Workers Compensation	47	28	46	53
Total	451	418	454	483
Note: Annualised figures do not make allowance for any seasonality of reporting or for late processing adjustments. They are calculated by multiplying the half-year experience by a factor of 2.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
8.8	Exposure information

8.8.1	Australian use of asbestos

Figure 8.8 shows measures of the production and consumption of asbestos in Australia in the period 1920 to 2002. It can be seen that the exposure, being measured in net consumption, appeared to peak in the early to mid 1970s.

Figure 8.8: Consumption and production indices – Australia 1920-2002
Source: World Mineral Statistics Dataset, British Geological Survey, www.mineralsuk.com
R Virta, USGS Website Annual Yearbook
A peak of consumption in approximately 1975 should broadly correspond to a peak in notifications of mesothelioma claims in around 2010, being 35 years later (and equal to the mean of the latency period from the average date of exposure of the claimant to the date of notification). The data underlying this chart is shown in Appendix G.

8.8.2	Exposure information from current claims

We have also reviewed the exposure information available in relation to claims notified to date. This has been conducted by using the exposure dates stored in the MRCF’s claims database at an individual claim level and identifying the number of person-years of exposure in each exposure year. We have reviewed the pattern of exposure for each of the disease types separately, although we note that they tend to follow similar patterns for each disease type.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
Figure 8.9: Exposure (person-years of all Liable Entities’ claimants to date
Note: Data for 2006/07 from 1 April 2006 to 30 September 2006
The chart shows that the peak of exposure from claims reported to date has so far arisen in 1968. It should be recognised that there is a significant degree of bias in this analysis in that the claims notified to date will tend to have arisen from the earlier periods of exposure.
Over time, one would expect this curve to develop to the right hand side and the peak year of exposure to trend towards the early to mid 1970s, whilst also increasing in absolute levels at all periods of exposure as more claims are notified and the associated exposures from these are included in the analysis.
The relatively low level of exposure from 1987 onwards (about 3% of the total) is not unexpected given that products ceased to be manufactured in 1987 but the exposure after that date likely results from usage of products already produced and sold before that date.
This chart is a cumulative chart of the position to date and does not show temporal trends in the allocation of claims to exposure years.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
For example, one would expect that more recently reported claims should be associated with, on average, later exposures; and that claims reported in future years would continue that trend to later exposure periods. If this did not occur, it would suggest mean latency periods would increase substantially over time and that the claimant’s age at diagnosis would also rise considerably. This does not appear to be commensurate with trends to date or for that matter with epidemiological research of mesothelioma.
To understand better these temporal trends, we have modelled claimants’ exposures for each past claim report year since 1990/91 to 2006/07 separately.
Figure 8.10: Exposure (person years) of all claimants to date by report year and exposure year
Note: Data for 2006/07 from 1 April 2006 to 30 September 2006
As can be seen in the above chart, there has been a general increasing shift towards the 1970-1985 period, evident by the downwards trends in the chart from left to right indicating that an increasing proportion of the claimants’ exposure relates to more recent exposure periods.
We would expect that such a trend should continue for some time to come and that an increasing proportion of the exposure will relate to the period 1981 to 1985.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
8.9	Latency model

Our method for projecting claim numbers is described in Section 5.4. In brief terms, we use the exposure curve together with a model of the latency period of claims to derive an index of future claim notifications which we then calibrate to a base number of claims notifications to estimate the future incidence of claims.

Our latency model for mesothelioma is for latency to be normally distributed with a mean latency of 35 years and a standard deviation of 10 years.

We have monitored the latency period of the claims of the Liable Entities in order to test the validity of those assumptions.

We have measured the mean latency period from the average date of exposure to the date of notification of a claim.

In strict epidemiological terms, the latency period should be measured from the date of exposure to the date of diagnosis. Given that the date of notification lags the date of diagnosis by around 1 year for non-mesothelioma disease types, and slightly less for mesothelioma, the latency trends shown in the following charts might slightly overstate the true latency.

The charts below show the average (mean) latency and the 25th percentile and 75th percentile observations.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
Note: Data for 2006/07 from 1 April 2006 to 30 September 2006
FIGURE 8.12: Latency of asbestosis claims
Note: Data for 2006/07 from 1 April 2006 to 30 september 2006

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
Figure 8.13 Latency of lung cancer claims
Note: Data For 2006/07 from 1 April 2006 to 30 September 2006
Figure 8.14: Latency of ARPD & Other claims
Note: Data for 2006/07 from 1 April 2006 to 30 September 2006

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
The above charts indicate that the average latency period from the average exposure is around 35 years for mesothelioma. Epidemiological studies tend to suggest that the observed latency period for mesothelioma is between 4 and 75 years, with an average latency of around 35 years.

It is not surprising that the average latency period observed is showing an upward trend.

An analysis of the latency period would be biased in early years as the claims that are reported in the earlier years must necessarily result from earlier exposures (e.g. 1940s) and be associated with shorter latency.

By contrast, claims reported in the later years (e.g. 2040 onwards) will likely result from later exposure (e.g. in the 1980s) and be associated with longer latency.

At present, given that we are some 30 to 40 years after the main period of exposure, claims currently being reported reflect a broad mix of claims of varying latencies. Accordingly, any analysis of the latency period during the most recent 5 to 10 years:
•	Should provide a good indicator of the underlying average latency period of each disease type; and

•	Should show some slight upwards trends given the fall-off in exposure in the late 1970s and 1980s.
Accordingly, at this time the claims experience provides some support to our assumption as to the mean latency period of mesothelioma and other asbestos-related disease claims and seems to accord with epidemiological research in relation to mesothelioma.

A summary of our overall latency assumptions, which have in part been derived with reference to the actual experience and in part from epidemiological studies and medical literature, are shown in Appendix F.

8.10	Peak year of claims and estimated future notifications

Based on the application of our exposure model and our latency model, and also taking into account epidemiological views from both Australia and the UK, recognising that there are some conflicting views as to when the peak might arise, the peak year of notification for each disease type is as follows:

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
Table 8.5: Peak year of claim notifications

	Current	Previous
	valuation	valuation
	assumption	assumption
Mesothelioma	2010/11	2010/11
Asbestosis	2006/07	2005/06
Lung Cancer	2010/11	2010/11
ARPD & Other	2006/07	2006/07
Wharf claims	2000/01	2000/01
Workers Compensation	2006/07	2006/07
The only change has been in relation to the incidence of asbestosis claims, reflecting the high level of activity in 2006/07 to date which has led to us revisiting the incidence curve for asbestosis claims.
We have projected the future number of claim notifications from the curve we have derived using our exposure model and our latency model. We have applied this curve to the base number of claims we have estimated for 2007/08 as summarised in Section 8.7.
Figure 8.15 shows the pattern of future notifications which have resulted from the application of our exposure and latency model and the recalibration of the curve to our expectations for 2007/08.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
Figure 8.15: Expected future claim notifications by disease type
The number of future claim notifications and the ultimate number of claims is shown below, both at our previous valuation and at this valuation.
Table 8.6: Number of claim notifications by disease type

	Current number		Previous number
	projection		projection
	2006		2006
	onwards	Total	onwards	Total
Mesothelioma	4,660	6,510	4,686	6,518
Asbestosis	1,953	2,791	1,388	2,217
Lung Cancer	590	893	605	904
ARPD & Other	573	915	484	835
Wharf claims	63	186	61	180
Workers Compensation	793	1,772	879	1,859
All claim types	8,633	13,068	8,103	12,513

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
It can be seen that the recognition of the emerging experience to 30 September 2006 has increased our projected ultimate number of claims compared with our previous valuation of 31 March 2006 by 555 claims, the majority of which results from asbestosis (574) offset by some minor changes in relation to the other disease types.

8.11	Baryulgil

To date, there have been 38 product and public liability claims (relating to 28 separate claimants) filed against the Liable Entities costing $1.4m, inclusive of legal costs of $0.7m.

Of these 38 claims, 14 claims were settled with no liability against the Liable Entities and 6 remain unsettled.

In the last six months, there have been 5 claims reported, all of which were lodged on one day.

Baryulgil claims have not generated substantial claims costs historically because most of the claims were settled in the 1980s when awards were considerably lower than current levels.

It is also of note that the Liable Entities tended to bear only around one-third to one-half of the liability, reflecting the contribution by other defendants to the overall settlement (including those which have since been placed in liquidation).

For the purposes of our valuation, we have estimated there to be a further 29 future claims, comprising 11 mesothelioma claims, 8 other product and public liability claims and 10 Workers Compensation claims.

We have assumed average claims and legal costs, net of Workers Compensation insurances, broadly in line with those described in Section 9.

Our liability assessment at 30 September 2006 of the additional provision that could potentially be required is an undiscounted liability of $9.2m and a discounted liability of $6.1m.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
9	ANALYSIS OF EXPERIENCE – AVERAGE CLAIMS COSTS

9.1	Overview

We have modelled the average claim awards and plaintiff and defendant legal costs (where separately disclosed) by disease type in arriving at our valuation assumptions.

Average attritional claim awards (which we have defined to be claims below $1m in current money terms) may vary considerably with the development of new heads of damage.

Past examples include the decision in relation to Sullivan vs. Gordon (1999) (47 NSWLR 31, [1999] NSWCA 338) and, the recent offsetting decision in CSR vs. Eddy [2005] HCA64.

The Civil Liability Amendment Bill 2006 (see section 3.3.2) and the South Australia (Dust Diseases) Act 2005 have come into force that may affect future awards relative to that experienced in prior years.

Table 9.1 shows how the average settlement costs for non-nil attritional claims have varied by plaintiff settlement year. All data have been converted into 2006/07 money terms using base inflation at 4% per annum.

The reader’s attention is drawn to the fact that the average amounts shown hereafter relate to the average amounts of the contribution made by the Liable Entities, and do not reflect the total award payable to the plaintiff unless this is clearly stated to be the case.

In particular, for Workers Compensation the average awards reflect the average contribution by the Liable Entities for claims in which they are joined but relate only to that amount of the award determined against the Liable Entities which is not met by a Workers Compensation Scheme or Policy.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
Table 9.1: Average attritional non-nil claim award
(inflated to 2006/07 money terms)

Plaintiff
settlement			Lung	ARPD &		Workers
Year	Mesothelioma	Asbestosis	Cancer	Other	Wharf	Compensation
1994/95	228,021	128,476	48,581	260,973	39,425	121,785
1995/96	171,069	64,343	98,271	202,395	10,006	73,266
1996/97	173,566	72,400	48,646	32,493	0	64,838
1997/98	174,164	72,418	42,951	63,036	71,166	121,473
1998/99	184,106	41,075	34,452	117,016	0	48,355
1999/00	214,975	69,410	74,419	124,101	71,993	114,492
2000/01	232,066	73,103	90,872	80,021	87,518	64,333
2001/02	270,210	91,168	112,457	102,118	59,798	51,708
2002/03	252,533	93,249	85,089	81,113	144,078	108,407
2003/04	234,676	107,100	98,030	90,911	125,695	93,584
2004/05	246,777	85,491	146,544	80,260	77,283	137,538
2005/06	248,423	89,964	82,235	87,358	74,487	99,876
2006/07 *	244,400	83,788	88,849	59,469	121,196	210,080

*	Note: Data for 2006/07 from 1 April 2006 to 30 September 2006
It is noted some of the above historic data has changed form the previous report. This is, in part, a result of additional processing, even on the older years where claims have been previously settled.
As noted at our previous valuation, there remains some additional processing impact which has arisen at this valuation relating to the creation of new claims records for some historic claim records to bring these older claims into line with more recent claims processing protocols. This has involved sub-dividing the claims records affected and has therefore reduced the average claim size of a non-nil claim (see section 4.3.1).

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
9.2	Mesothelioma claims

For mesothelioma, the year 2001/02 resulted in the highest annual average cost. The step changes in 1999/00 through 2001/02 would appear to reflect in part legislative changes that occurred as well as in the percentage of the total award which the Liable Entities were required to contribute.

9.2.1	Contribution rate

We have estimated the percentage share which the Liable Entities have taken of the gross settlements. The following table shows that share, for those claims where such information is available, and how it has changed over time.

As noted in Section 4.3.3, owing to issues surrounding the total settlement cost for cross-claims, the analysis below is now only stated for direct claims and cannot therefore be compared directly with previous analyses.
Table 9.2: Contribution rate for direct mesothelioma claims: 1994-2006

Plaintiff	Total award	Liable Entities’	Percentage
Settlement Year	settlement	contribution	Share
1994/95	9,422,500	5,285,097	56.1%
1995/96	13,417,092	6,619,729	49.3%
1996/97	7,797,708	5,287,684	67.8%
1997/98	10,620,298	8,789,560	82.8%
1998/99	10,949,146	7,774,456	71.0%
1999/00	12,840,235	10,628,167	82.8%
2000/01	26,024,726	21,071,049	81.0%
2001/02	31,425,551	26,254,603	83.5%
2002/03	39,838,605	34,996,891	87.8%
2003/04	41,759,715	32,640,711	78.2%
2004/05	57,768,424	44,690,742	77.4%
2005/06	53,170,860	44,813,168	84.3%
2006/07 *	23,478,369	19,997,909	85.2%
Total (1994-2006)	338,513,229	268,849,765	79.4%

*	Note: Data for 2006/07 from 1 April 2006 to 30 September 2006

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
The step change in the average costs from the levels exhibited between 1995/96 and 1998/99 and those exhibited after 1998/99 may, in part, be a result of the change in the percentage shares contributed by the Liable Entities as well as the introduction of new heads of damage.
We have investigated the reason for the increase in the contribution rate. It appears that the main driver of this has been an increasing frequency of claims where the Liable Entities bear 100% of the contribution, which has shown a step-change since 1999. Currently around 60% of all claims by number show a contribution rate of 100% of the award, up from around 30% of claims prior to 1999.
Figure 9.1: Distribution rates for direct mesothelioma claims
Note: Data for 2006/07 from 1 April 2006 to 30 September 2006

9.2.2	Number of defendants

We have analysed the total number of defendants for claims in which the Liable Entities are joined to gauge whether this may explain, in part, some of the trends observed above.

The chart below shows the proportion of claims split by the number of defendants and how that has changed over time.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
The proportion of claims where the Liable Entities are sole defendants is currently around 40%. This implies that when the Liable Entities are named as a defendant to a mesothelioma claim, they appear, with increasing frequency, to be the sole defendant to those claims. This observation may also, in part, explain the increase in the contribution rate by the Liable Entities in 2005/06 and 2006/07.
Figure 9.2: Distribution of claims by number of defendants
Note: Data for 2006/07 from April 2006 to 30 September 2006
We have also considered how the average number of unique defendant companies per claim has changed. Unique defendants are defined such that to the extent two or more (Liable Entity or other) defendants have more than one company joined in a claim, they are counted as only one company. In that regard, this analysis of unique defendants would slightly understate the “true” number of defendants involved in a claim.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
Figure 9.3: Average number of unique defendants per claim
Note: Data for 2006/07 from 1 April 2006 to 30 September 2006

It can be seen that the average number of defendant companies per claim has been broadly stable since 1999, at around 2.4 defendants per claim.

9.2.3	Distribution of claim sizes for mesothelioma claims

We have analysed the make-up of the average costs for mesothelioma claims by banding claims into cohorts of 10% groups. That is, identifying the contribution to the overall average cost from the smallest 10% of non-nil claims by size, then the contribution from the 10% to 20% cohort of claims by size etc.

By way of illustration, the amount for the 10%-20% band is measured as:
Total cost of claims which (when ranked by increasing size) are in the 10%-20% range
Total number of non-nil claims
  The aim of this is two-fold:
•	To understand the trends in the average costs; and

•	To identify if the change in mix of claims by size has contributed to the observed level of superimposed inflation.
  Figure 9.3 shows the relative contribution of the various bands to the overall average costs identified in Table 9.1.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
Figure 9.4: contribution of individual bands of claims to overall average attritional mesothelioma claim costs (inflated to 2006/07 money terms)
Note: Data for 2006/07 from 1 April 2006 to 30 September 2006
This chart shows that the key drivers to the pattern in inflated average claims costs, in recent years, are largely the “smaller sized” and “medium sized” claims, and not the “large sized” claims.
The chart shows that the 2001 settlement year appears to have a much heavier proportion of larger claims, with the largest 40% of claims by size contributing around $125,000 to the overall average claim size.
An alternative way of looking at this is to consider the distribution of claims by size.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
Figure 9.5: Distribution of claims awards for mesothelioma claims
(inflated to 2006/07 money terms)

Note: Data for 2006/07 from 1 April 2006 to 30 September 2006
This chart shows that claim sizes are (in inflated money terms) generally trending towards higher award sizes.
9.2.4	Trends in average awards
In setting our assumption for mesothelioma, we have considered average awards over the last 3, 4 and 5 years in arriving at our valuation assumption.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
Figure 9.6: Inflated average awards and number of non-nil claims settlements for mesothelioma claims: 1994 to 2006

Note: Data for 2006/07 from 1 April 2006 to 30 September 2006
The chart above shows the historic variability in average claim sizes for mesothelioma varying from $170,000 to $270,000 in 2006/07 money terms.
The average of the last three years (to 2006/07) is $247,000; the average of the last four years is $244,000 and the average of the last five years is $245,000.
We have already noted that the experience in recent years will understate, to some extent, future experience owing to changes in legislation affecting the level of awards. In relation to the revised NSW legislation, 2005/06 will have been affected (reduced) by the decision in CSR vs. Eddy. To the extent that Sullivan vs. Gordon benefits are reintroduced as indicated in the revised NSW legislation, future average costs will likely be higher than in 2005/06 by around 2.5%. In relation to the recent South Australia reforms, mesothelioma awards may increase owing to the inclusion of Sullivan vs. Gordon benefits and exemplary damages.
Taking these averages and the underlying trends into consideration, we have adopted a valuation assumption of $260,000 for mesothelioma claims in 2006/07 money terms.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
This compares with our previous valuation assumption of $260,000 in 2005/06 money terms. This represents a 6% reduction in inflation adjusted terms:
Table 9.3: Average mesothelioma claims assumptions

	Claim settlement year
Valuation Report	2005/06	2006/07
30 June 2005	265,000	281,100
31 March 2006	260,000	276,500
30 September 2006	n/a	260,000
Note: 2005/06 settlements are in 2005/06 dollars whilst 2006/07 settlements are in 2006/07 dollars.

9.3	Asbestosis claims

For asbestosis, it can be seen from Table 9.1 that in 2003 the average settlement was high relative to recent experience.

We have again considered the averages of the last 3, 4 and 5 years.
Figure 9.7: Inflated average awards and number of non-nil claims settlements for asbestosis claims: 1994 to 2006
Note: Data for 2006/07 from 1 April 2006 to 30 September 2006

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
The chart shows the substantial variation in average awards though in part this is affected by the low numbers of claims settled in the earlier years.
The average of the last three years (to 2006/07) is $87,000; the average of the last four and five years is $93,000. These are not surprising given the relatively high average cost in 2003 and the substantial increase in claim numbers thereby giving greater weight to the recent years’ experience.
We have reduced our assumption to $97,500 in light of this recent experience, whilst still giving some credibility to the experience in 2003. This represents a 8% reduction in inflation adjusted terms:
Table 9.4: Average asbestosis claims assumptions

	Claim settlement year
Valuation Report	2005/06	2006/07
30 June 2005	100,000	106,100
31 March 2006	100,000	106,300
30 September 2006	n/a	97,500
Note: 2005/06 settlements are in 2005/06 dollars whilst 2006/07 settlements are in 2006/07 dollars.

9.4	Lung cancer claims

Lung cancer average claims costs appear to have experienced some volatility in the last five years, although this is not unexpected given the small volume of claim settlements (usually approximately 20 per annum).

Average claim costs observed in 2001 and 2004 were high relative to previous and more recent experience, mainly due to a number of claims settlements being made which were in excess of $200,000.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
Figure 9.8: Inflated average awards and number of non-nil claims settlements for lung cancer claims: 1994 to 2006
Note: Data for 2006/07 from 1 April 2006 to 30 September 2006
The average of the last three years (to 2006/07) is $112,000; the average of the last four years is $108,000 and the average of the last five years is $102,000.
At this valuation, we have adopted an average award size of $125,000, taking into account the recent downward trend in experience but recognising the volatility in past experience and the high average awards in 2001 and 2004 and the potential impact of the legislative reforms in NSW and South Australia. This represents a 12% inflation adjusted decrease:

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
Table 9.5: Average lung cancer claims assumptions

	Claim settlement year
Valuation Report	2005/06	2006/07
30 June 2005	140,000	148,500
31 March 2006	135,000	143,600
30 September 2006	n/a	125,000
Note: 2005/06 settlements are in 2005/06 dollars whilst 2006/07 settlements are in 2006/07 dollars.

9.5	ARPD & Other claims

We note the low volumes of claims, and the associated volatility this has brought to the average awards, is an inhibitor to the analysis of past trends. However, the past few years show some stability emerging in average costs.
Figure 9.9: Inflated average awards and number of non-nil claims settlements for ARPD & Other claims: 1994 to 2006
Note: Data for 2006/07 from 1 April 2006 to 30 September 2006

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
For ARPD & other claims, the average of the last three years (to 2006/07) is $82,000; the average of the last four years is $85,000 and the average of the last five years is $84,000. The average of the three years (to 2005/06) is $87,000.

We have adopted an average award size of $90,000 recognising the experience between 2003 and 2005 (and ignoring the experience in 2006 owing to the low number of claim settlements). This represents a 6% reduction in inflation adjusted terms:
Table 9.6: Average ARPD & Other claims assumptions

	Claim settlement year
Valuation Report	2005/06	2006/07
30 June 2005	90,000	95,500
31 March 2006	90,000	95,700
30 September 2006	n/a	90,000
Note: 2005/06 settlements are in 2005/06 dollars whilst 2006/07 settlements are in 2006/07 dollars.
9.6	Workers Compensation claims

The average award for non-nil Workers Compensation claims has shown a degree of volatility and has reduced from the level observed in 2003/04 through to 2005/06, although it should be noted that with just 3 non-nil claims settlements per annum, there is limited credibility that can be attached to the experience.

The high average cost in 2006/07 is due to one workers compensation claim being settled in that period. The claim related to a 2-year exposure in the 1940s when there was limited insurance coverage.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
Figure 9.10: Inflated average awards and number of non-nil claims settlements for Workers Compensation claims: 1994 to 2006
Note: Data for 2006/07 from 1 April 2006 to 30 September 2006
The average of the last three years (to 2006/07) is $132,000; the average of the last four years is $116,000 and the average of the last five years is $114,000.

The average award for 2003 settlements has fallen relative to the previous valuation owing to a reallocation of 2 claims into that year. This has had the effect of reducing the average sizes for the last four and five years significantly.

We have adopted $135,000 as our valuation assumption for Workers Compensation claims in 2006/07 money terms, noting the variability in these claims which is not surprising given the small volume of claims and the high nil settlement rate. This represents a 6% reduction in the assumption in inflation adjusted terms:

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
Table 9.7: Average Workers Compensation claims assumptions

	Claim settlement year
Valuation Report	2005/06	2006/07
30 June 2005	135,000	143,200
31 March 2006	135,000	143,600
30 September 2006	n/a	135,000
Note: 2005/06 settlements are in 2005/06 dollars whilst 2006/07 settlements are in 2006/07 dollars.
9.7	Wharf claims

For wharf claims, the average of the last three years (to 2006/07) has been $87,000; the average of the last four years has been $96,000 and the average of the last five years has been $105,000. The figure for the last five years has been distorted by the 2002/03 settlement year which involved 3 relatively large wharf settlements.
Figure 9.11: Inflated average awards and number of non-nil claims settlements for Wharf claims: 1994 to 2006
Note: Data for 2006/07 from 1 April 2006 to 30 September 2006

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
We have adopted a valuation assumption of $100,000 in 2006/07 money terms. This is a 4% increase in inflation adjusted terms:
Table 9.8: Average wharf claims assumptions

	Claim settlement year
Valuation Report	2005/06	2006/07
30 June 2005	90,000	95,500
31 March 2006	90,000	95,700
30 September 2006	n/a	100,000
Note: 2005/06 settlements are in 2005/06 dollars whilst 2006/07 settlements are in 2006/07 dollars.
9.8	Large claim size and incidence rates

There have been 21 settled claims with claims awards in excess of $1m in 2005/06 money terms. All of these claims are product and public liability claims and the disease diagnosed in every case is mesothelioma.

In aggregate they have been settled for $32m in 2005/06 money terms, at an average cost of approximately $1.5m. We have noted one claim exceeding $3.5m in current money terms.

The incidence rate of large claims to non-nil settlements has been variable, dependent on the random incidence of large claims by settlement year:
•	Over the period 1990-2006 there have been 21 large claims compared with 1,509 non-nil non-large claims settlements. This gives an incidence rate of 1.37%.

•	Over the period 1990-1999 there were 5 large claims compared with 492 non-nil non-large settlements, an incidence rate of about 1.02%.

•	Over the period 2000-2005 there have been 16 large claims compared with 1,017 non-nil non-large settlements, an incidence rate of about 1.55%.
We have assumed that there will be a large claim incidence rate of 1.60% prospectively over all future years, although it should be recognised that the incidence of such claims is random and that fluctuations in this incidence rate may occur from year to year.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
With approximately 200-250 mesothelioma claims settlements per annum, we are therefore expecting to observe approximately 3 or 4 large claims per annum.

We have taken the average costs from all years as our base assumption, given the small volume of such claims. This has been assumed to be $1.6m for the award and $50,000 for plaintiff legal costs with separate allowance also made for defendant legal costs of $100,000 per claim. Implicitly this allows for the occasional $3.5m claim at an incidence rate broadly equivalent to past experience

As a consequence, the overall loading per non-nil mesothelioma claim to make allowance for large claims is $26,400 (being 1.6% x $1,650,000). This cost loading is applied to all non-nil settlements, resulting in an average loaded base cost for non-nil mesothelioma claims of $286,400 for the 2006/07 year.

For other disease types, there have been no claims settled which have exceeded $550,000 in actual money terms. Therefore we have made no allowance for large claims for other disease types.
Figure 9.12: Scatter plot of large claims by settlement year
Note: Data for 2006/07 from 1 April 2006 to 30 September 2006

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
It should also be noted that there remain six claims open with award sizes estimated as in excess of $700,000. In particular, there remain 3 claims which are in excess of $1m, with the largest being for $2.3m.

Our approach for reserving for these claims has been to take case estimates and make separate allowance for the associated legal costs components.

9.9	Average defendant legal cost for non-nil and nil claim settlements (before allowance for cost savings)

As with the average awards, we have modelled defendant legal costs separately. We have also modelled nil claims and non-nil claims separately as they should portray different characteristics in relation to their legal costs.

We have again removed large claims from the analysis and treated them separately, applying a large claim loading and an incidence rate consistent with the underlying large claims.

We have used closure year as the base definition to allocate costs into years and given the lag between the award settlement and the closure year, distortions can arise from year to year depending on closure activity of claims files.

9.9.1	Non-nil claims

The following chart shows the pattern of average defendant legal costs of the Liable Entities by disease type for non-nil claims, inflated to 2006/07 money terms over recent years. We have not included Wharf claims or Workers Compensation claims in the chart as the data is more sparse and exhibits considerable volatility.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
Figure 9.13: Inflated average defendant legal costs for non-nil claims by closure year
Note: Data for 2006/07 from 1 April 2006 to 30 September 2006
The aberrational legal cost observed for lung cancer in 1996 is mainly a result of a single claim for which a high level of legal costs were incurred in defence against that claim.

For mesothelioma, we have determined an average base defendant legal cost of $25,000. This is a reduction relative to that previously assumed and reflects the ongoing downward trends in actual defence costs for mesothelioma, which is therefore increasingly providing support to the assertion that legal costs have been reducing.

For asbestosis, we have determined an average of $25,000 recognising the high averages that occasionally arise and the recent stability in defence costs at around $20,000 per claim.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
For lung cancer, we have selected $20,000 although there is sparse data from which to estimate this amount. We recognise that there have been substantial average defence costs incurred in some years, especially in 1993 and 1996, but we are aware that these have been a result of precedent- setting cases, or matters involving key principles of law. It should also be recognised that the financial materiality of such an assumption is not expected to be significant given the low number of lung cancer claims and the relatively high nil settlement rate.

For ARPD & Other claims, we have selected $25,000 based on an average of the last three years.

For Workers Compensation and Wharf claims we have selected $15,000.

9.9.2	Nil claims

The following chart shows the pattern of average defendant legal costs of the Liable Entities by disease type for nil claims, inflated to 2006/07 money terms over recent years. We have not included Wharf claims or Workers Compensation claims in the chart as the data is more sparse and exhibits considerable volatility.
Figure 9.14: Inflated average defendant legal costs for nil claims by closure year
Note: Data for 2006/07 from 1 April 2006 to 30 September 2006

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
The aberrational legal cost observed for mesothelioma in 1996 is mainly a result of a single claim for which a high level of legal costs was incurred in defence against that claim. The claim related to a New Zealand exposure for which the claim had been brought in the Dust Diseases Tribunal.

For mesothelioma, we have selected an average of $17,500, a slight reduction from the previous valuation.

For asbestosis, we have selected an average of $15,000 unchanged from the previous assumption. Given the low nil settlement rate for asbestosis, however, this assumption is not overly significant.

For lung cancer, again there is scarcity of data, but we have selected $7,500 as our assumption, unchanged from our previous valuation. We note that there have been a small number of precedent-setting cases for which significant legal costs have been incurred but where the claim has not been closed.

For ARPD & Other claims, we have selected $10,000 based on an examination of the average of the last three, four and five years.

For Workers Compensation and Wharf claims we have selected $2,500.

9.10	Superimposed inflation

9.10.1	Overview

At our previous valuation, we indicated that an allowance of 2% per annum for superimposed inflation was appropriate. We identified a number of factors we considered in setting this assumption.

These included:
•	The rate of pure (judicial) inflation reflecting the natural tendency for personal injury claim awards to rise at a rate higher than wage inflation owing to court tendencies to make such awards;

•	The impact of medical or other developments;

•	The emergence of new heads of damage, or the expansion of existing heads of damage;

•	The potential for existing heads of damage to be removed, or for the contraction of these heads of damage (e.g. CSR vs. Eddy);

•	The mix of claims costs by different heads of damage; and

•	The effect of an ageing population of claimants on the rate of inflation of overall damages, a component of which relates to economic loss.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
Whilst the future rate of superimposed inflation is uncertain, and not predictable from one year to the next, it is of note that the average claim costs appear to have been stable in the last few years, although the emergence of new or expanding heads of damage does not tend to proceed smoothly but rather is more “lumpy”.

9.10.2	Analysis of past rates of superimposed inflation

We have reviewed the rate of inflation of claims costs by settlement year for the last 10 years for mesothelioma claims. We have inflated claim costs to current money terms by base inflation of 4% per annum.
Figure 9.15: Inflated average mesothelioma awards: 1995/96 to 2006/07
Note: Data for 2006/07 from 1 April 2006 to 30 September 2006
The chart can be used to imply the rate of inflation of claim awards over and above base inflation (i.e. it measures the rate of superimposed inflation) in any one year or an annualised rate of superimposed inflation over a longer-term.

The chart shows the “best fit” of the rate of growth of inflated claim awards using two possible models:
•	A linear fit – which assumes that the average inflated award is a linearly increasing function (such that the monetary increase from year to year is fixed); and

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
•	An exponential fit – which assumes that the rate of increase in the average inflated awards (i.e. the rate of superimposed inflation) is constant.
It should be noted that the actual rate of inflation within any one year, and the extent to which superimposed inflation arises in any one year is not in itself readily estimable but rather is a function of a whole range of factors. It can be inferred from Table 9.1 and Figure 9.15, that the average rate of inflation can be extremely volatile from year to year, with figures as low as -27% and as high as +23%.

The actuarial approach for this report is to take an average view to be applied over the long-term noting that there will necessarily be deviations from this average on an annual basis.

Using the chart and these models of best fit, we have the following observations in relation to the rate of superimposed inflation:
•	Over the last ten years to 2005/06, the average annualised rate of superimposed inflation has been 2.1% per annum;

•	The linear fit of the last 10 years’ experience implies a rate of superimposed inflation of around 3.4% per annum at present;

•	The exponential fit of the last 10 years’ experience implies the rate of superimposed inflation to be around 4.1% per annum;

•	Over the last five years, the rate of superimposed inflation has been 0%; and

•	Over the last four years, the rate of superimposed inflation has been around 1.3% per annum (regardless of the model used).

•	In the last three years, there has been no superimposed inflation, largely due to the contraction in certain heads of damage.
Weighing all of this evidence together, we have assumed a rate of future superimposed inflation of 2.25% per annum, noting in particular that this rate is intended to be a longer-term rate of inflation.

Valuation of the asbestos-related disease liabilities of the
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30 September 2006
9.11	Ageing of claimants

We have analysed the age pattern of the claimants to understand how this is trending over time. This is important in consideration of the extent of both base and superimposed inflation in claims costs as a result of the age of claimants. Young claimants will be associated with higher awards, owing to the earnings replacement component. Furthermore, greater awards for loss of expectation of life would be expected.

Within our assessment of a reasonable level of base inflation to assume in Section 7.2.4 we noted the impact of claimant ageing as one factor leading to lower base inflation than is strictly implied by the financial markets.
Figure 9.16: Age profile of claimants: 1991/92 to 2006/07 by report year
Note: Data for 2006/07 from 1 April 2006 to 30 September 2006
The chart above indicates that claimants continue to age (on average) by more than 0.56 years per year, increasing from 60 years in 1991 to almost 70 years by 2006/07. This has the effect of negating some aspects of emerging claims inflation. This is because part of the award relates to economic loss and loss of expectation of life and awards for these are in part a function of age.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
It is noted that, at this time, the age profile of claimants is fairly stable. The data does not indicate a considerable increase in the number (and proportion) of younger claimants. Such an increase would be reflected in the graph by more of the lines in the chart showing a downward, rather than upward, trend. This would potentially indicate an increasing incidence of “third wave” related claims and would tend to lead to a lowering in the average age, and which would also tend to lead to higher average awards, including economic loss compensation, and possibly extending the future claims reporting pattern and timeframes.

9.12	Summary assumptions

The following table provides a summary of our average claim cost assumptions at this valuation, and those assumed at the previous valuation.
Table 9.9: Summary average cost assumptions

	Current	Previous
	valuation	valuation
	assumption	assumption
Mesothelioma	260,000	260,000
Asbestosis	97,500	100,000
Lung Cancer	125,000	135,000
ARPD & Other	90,000	90,000
Wharf	100,000	90,000
Workers Compensation	135,000	135,000
Mesothelioma large claims allowance	Average size = $1.65m	Average size = $1.5m
	Frequency = 1.6%	Frequency = 1.5%
	Loading = $26,400 per claim	Loading = $22,500 per claim

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
10	ANALYSIS OF CLAIMS EXPERIENCE — NIL SETTLEMENT RATES

10.1	Nil settlement rate

We have modelled the nil settlement rates, being the number of nil settlements expressed as a percentage of the total number of settlements (nil and non-nil). The following table shows the observed nil settlement rates by disease type and by settlement year.
Table 10.1: Nil settlement rates by class and disease type

Plaintiff
Settlement			Lung	ARPD &		Workers
Year	Mesothelioma	Asbestosis	Cancer	Other	Wharf	Compensation
1994/95	18%	20%	43%	50%	43%	53%
1995/96	17%	8%	36%	18%	33%	80%
1996/97	20%	32%	19%	50%	100%	71%
1997/98	34%	23%	23%	55%	0%	84%
1998/99	26%	48%	11%	30%	100%	90%
1999/00	13%	15%	27%	17%	17%	76%
2000/01	7%	8%	6%	14%	45%	83%
2001/02	17%	14%	33%	13%	23%	86%
2002/03	11%	3%	27%	18%	50%	80%
2003/04	10%	4%	26%	7%	54%	95%
2004/05	10%	13%	25%	15%	0%	94%
2005/06	12%	11%	43%	26%	18%	93%
2006/07*	16%	7%	33%	50%	0%	98%

* Note: Data for 2006/07 from 1 April 2006 to 30 September 2006
It should be noted that the nil settlement rate in these tables have (generally) changed since the last valuation report (particularly for the more recent years). This reflects ongoing activity on the claims files that can be re-opened with settlement and recovery amounts modified over time.

Valuation of the asbestos-related disease liabilities of the
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30 September 2006
It also reflects the impact of ACS splitting claims and creation of new claim records previously referred to. This is because such splitting of claims has the effect of increasing the number of settlements without necessarily increasing the number of nil settlements, since the splitting relates to claims where cross-claim recoveries can be pursued.

This means that for any given year, the number of nil claims does not change but the total number of claims increases, thereby reducing the observed nil rate.

10.2	Mesothelioma claims

The nil settlement rates for mesothelioma have shown some degree of volatility between settlement years.

Figure 10.1 shows the number of claims settled for nil cost, the total number of claims settled and the implied nil settlement rate for each settlement year.
Figure 10.1: Mesothelioma nil claims experience: 1994 to 2006
Note: Data for 2006/07 from 1 April 2006 to 30 September 2006
During the last seven years, the rate has varied between 7% and 17%.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
In considering the future nil settlement rate assumption, we note the following:
•	Based on the current data, the last three years (to 2006/07) have averaged 12%, the last four years have averaged 11% and the last five years have averaged 11%;

•	The experience in 2006/07 has shown an increased nil settlement rate although this relates to only 6 months data;

•	As noted in the footnote to Table 10.1, data has developed (generally downwards) since our last valuation; and

•	Overall, the claims experience has been suggestive of some downwards trends, except in relation to the experience in 2006/07.
Furthermore, in setting our assumption for the future nil settlement rate, we have also had regard to the average claim cost assumptions we have adopted.
We have done this because the nil settlement rate and the average cost per non-nil claim are inextricably inter-linked. In setting the nil settlement rate we have considered the impact this has on the implied average cost per attritional claim for each settlement year. This could also be thought of, for a given settlement year, as:
Average cost per non-nil claim x (1 – nil settlement rate)
It is the combination of the two assumptions which ultimately determines the overall cost of the liabilities and we have therefore given consideration to each of the assumptions separately, and in combination, when determining our valuation assumptions.
The following table shows the trends in this “average cost per claim” measure since 1994/95, in inflated money terms.

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30 September 2006
Table 10.2: Average cost per attritional mesothelioma claim

	Average cost
Plaintiff	per non-nil	Nil settlement	Average cost
Settlement Year	claim	rate	per claim
1994/95	228,021	18%	187,182
1995/96	171,069	17%	142,558
1996/97	173,566	20%	138,853
1997/98	174,164	34%	115,582
1998/99	184,106	26%	136,162
1999/00	214,975	13%	187,763
2000/01	232,066	7%	216,973
2001/02	270,210	17%	224,174
2002/03	252,533	11%	223,836
2003/04	234,676	10%	211,325
2004/05	246,777	10%	222,624
2005/06	248,423	12%	217,829
2006/07*	244,400	16%	205,400

* Note: Data for 2006/07 from 1 April 2006 to 30 September 2006
Overall this average cost per claim has been more stable than each of the underlying elements separately. The overall average cost per claim has varied between $205,000 and $224,000 over the last six years in 2006/07 money terms.

It should be noted that the average cost per claim for 2005/06 was impacted by the CSR vs. Eddy decision. This decision was overturned by the Civil Liability Amendment Bill 2006, such that the average cost observed in 2005/06 might slightly understate future average costs.

Furthermore, as noted in Section 9.1, the impact of the legislation passed in South Australia would be to increase average awards.

Taking all of these factors into consideration we have increased the assumed future nil settlement rate to 12%, compared with 11.5% at our previous valuation (increasing the nil settlement rate reduces the overall liability).

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
Combining the assumed nil settlement rate of 12% with the assumed average cost per attritional non-nil claim of $260,000 we imply an average cost per claim of $228,800 for the 2006/07 year. This is a reduction of approximately 6% relative to that implied at the previous valuation, $244,700 (being $260,000 x 88.5% x 1.0425 x 1.02).

In determining the appropriateness of this implied assumption, we note in particular that:
•	The most recent complete year’s experience has been $218,000;

•	This will be understated by approximately 2.5%, owing to the impact of CSR vs. Eddy upon past settlement awards, as Sullivan vs. Gordon benefits have been reintroduced in the recent draft NSW Government legislation, the Civil Liability Amendment Bill 2006; and

•	Historic experience could be understated owing to the impact of the recent South Australia reforms.
10.3	Asbestosis claims

As with mesothelioma, the historic asbestosis nil settlement rates have been fairly volatile.
Figure 10.2: Asbestosis nil claims experience: 1994 to 2006
Note: Data for 2006/07 from 1 April 2006 to 30 September 2006

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
We have reviewed the averages rate over the last 3, 4 and 5 years in determining our assumption.

The last three years (to 2006/07) have averaged 11%, the last four years have averaged 9% and the last five years have averaged 8%.

In these circumstances we have assumed a nil settlement rate of 9.5%, unchanged from our previous valuation.

10.4	Lung cancer claims

As with mesothelioma, the historic asbestosis nil settlement rates have been fairly volatile.
Figure 10.3: Lung cancer nil claims experience: 1994 to 2006
Note: Data for 2006/07 from 1 April 2006 to 30 September 2006
The average of the last three years (to 2006/07) for lung cancer claims has been 34%, the last four years have averaged 32% and the last five years have averaged 31%.

The nil settlement rate observed in these averages is distorted by the high nil settlement rate for 2005/06 (of 43%) which is higher than the rates observed since 1994/95. In these circumstances we have selected 30% as the future nil settlement rate. This is unchanged from the assumption made at the previous valuation.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
We note that this rate could be affected in the future by legal changes to the division and acceptability of claims in relation to claimants who have also smoked and the contribution of smoking to the incidence of lung cancer. At this time, we have no evidence to make any specific adjustment to the assumption for that factor.

10.5	ARPD & Other claims

As with other disease types, there has been significant volatility in the historic nil settlement rates, given the low numbers of claims for this disease.
Figure 10.4: ARPD & Other nil claims experience: 1994 to 2006
Note: Data for 2006/07 from 1 April 2006 to 30 September 2006
The average for the last three years (to 2006/07) for ARPD & Other claims has been 25%, the average for the last four years has been 20% and the average for the last five years has been 20%.

The nil settlement rate observed for 2006/07 is 50%, and relates to only 10 claim settlements. We have not placed significant credibility on the most recent year (2006/07) in selecting our nil settlement rate assumption at this stage.

In these circumstances, we have selected 20% as our nil settlement rate assumption for this class of disease. This is unchanged from our previous assumption.

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30 September 2006
10.6	Workers Compensation claims

The nil settlement rates for Workers Compensation are high and are reflective of the portion of claims whose costs are fully met by a Workers Compensation Scheme or Policy. The proportion of such claims which are fully met by insurance will have increased over time and are likely to continue to do so in the future.

This trend can be observed in the following chart, which shows that the nil settlement rate has risen from 50% in 1994 to in excess of 90% for each of the last four years.
Figure 10.5: Workers Compensation nil claims experience: 1994 to 2006
Note: Data for 2006/07 from 1 April 2006 to 30 September 2006
The average nil settlement rate of the last three years (to 2006/07) is 95%, the average of the last four years is 95% and the average of the last five years is 94%.
Based on continuing upward trends in the nil settlement rate, we have selected a rate of 92% at this valuation, increased from our previous assumption of 90%.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
10.7	Wharf claims

For wharf claims, the average of the last three years is 9%, the average of the last four years is 26% and the average of the last five years is 32%. We have selected 25% as our valuation assumption which is reduced from our previous assumption of 35%. Given the low volume of claims activity for Wharf claims, this assumption is not material to the liability assessment.
Figure 10.6: Wharf nil claims experience: 1994 to 2006
Note: Data for 2006/07 from 1 April 2006 to 30 September 2006

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
10.8	Summary assumptions
The following table provides a summary of our nil settlement rate assumptions at this valuation, and those assumed at the previous valuation.
Table 10.3: Summary nil settlement rate assumptions

	Current	Previous
	valuation	valuation
	assumption	assumption
Mesothelioma	12%	11.5%
Asbestosis	9.5%	9.5%
Lung Cancer	30%	30%
ARPD & Other	20%	20%
Wharf	25%	35%
Workers Compensation	92%	90%

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
11	PRODUCT AND PUBLIC LIABILITY INSURANCE PROGRAMME

11.1	Overview

Until 31 March 1985, James Hardie had in place General and Products liability insurance covers with a $1m primary policy layer. These were “each and every loss” contracts which were placed amongst a number of insurance providers on a claims-occurring basis.

In addition, James Hardie maintained further “umbrella” insurance contracts, with varying retentions and policy limits. That is, the contracts paid all costs arising from claims with exposure in a specified year from the retention up to the relevant policy limit. All claim costs in relation to a given exposure year in excess of the limit would be retained by the Liable Entities.

Product liability claims were insured under these contracts on an “in the aggregate” basis whilst public liability claims were insured on an “each and every loss” basis.

The umbrella policies were placed as follows:
•	For the period up to June 1976, the insurance policies were written on a claims occurring basis. The insurance was provided by QBE but the cover provided by these policies was commuted in June 2000 for a consideration of $3.1m per annum for the following 15 years.

•	For the period from June 1976 to 1985/86 the insurance policies were written on a claims-occurring basis. CE Heath acted as the underwriting agent and insured the risk into Lloyd’s of London and the London Market. However, during this period both CE Heath Underwriting Agencies (CEHUA) and CE Heath Underwriting & Insurance (CEH U&I) also insured some of the risk, reinsuring their placement on a facultative basis.

•	For the period 1986/87 to 1989/90, the insurance policies were written on a claims made basis. CE Heath acted as the underwriting agent and insured the risk into Lloyd’s of London and the London market.

Valuation of the asbestos-related disease liabilities of the
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30 September 2006
•	For the period 1990/91 to 1996/97, the insurance policies responded on a claims made basis. However, CE Heath Casualty & General (later HIH Casualty & General, now in liquidation) acted as the insurer of the programme and reinsured it on a facultative basis into Lloyd’s of London and the London Market. CE Heath Casualty & General retained some share on some of the layers.
We understand that defence legal costs are additional to the cover.

We have allowed for the benefits of the insurance arrangements of the Liable Entities based on information provided to us by the MRCF relating to the insurance programme.

The methodology describing our approach for valuing the Insurance Recoveries is detailed in Section 5.9.

11.2	Allowance for Insurance Recoveries

It should be noted that only product and public liability Insurance Recoveries are allowed for within our liability assessment, and only in relation to the period of exposure and insurance placement up to, and including, 1985/86.

Insurance protection purchased from 1986 onwards was placed on a “claims made” basis and as such may not provide protection or recoveries against the cost of future claim notifications made by claimants against the Liable Entities. We have therefore, for the purposes of this report, made no allowance for the value of insurance contracts placed from 1986 onwards in our liability assessment.

We note that a claim of approximately $66m has been made by Amaca on behalf of the Liable Entities against HIH in relation to the insurance programme for the 1990/91 to 1996/97 years. This claim is presently being considered by the liquidators of HIH and we have not, for the purposes of this report, attempted to estimate any recovery for it at this time.

It should be noted that our decision is an actuarial one and is not based on consideration of the legal arguments that might be presented by Amaca, by HIH or by the reinsurers. We present no legal opinion, and have not based our assessment on any such legal opinion, as to the admissibility of the claim or the expected recovery under the claim.

To the extent recovery is made against this claim, the net asset position of the Special Purpose Fund would improve and would reduce the funding requirement.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
We have allowed for the value of the QBE commutation entered into in June 2000 which involves the payment to the MRCF of a consideration of $3.1m per annum for 15 years to 30 June 2014.

Where a claim filed under a Scheme of Arrangement has been accepted and payment made, we have assumed that the insurance liabilities of that entity to the Liable Entities have been fully discharged and no further recoveries fall due.

11.3	Bad debt allowance on Insurance Recoveries

We have made allowance for bad debts on future Insurance Recoveries within our valuation by use of the default rates in Appendix A. These have been sourced from Standard & Poors’ Rating Performance Book, March 2004 and are based on bond default rates. Where additional information regarding the expected payout rates of solvent and insolvent Schemes of Arrangement is available we have instead taken the expected payout rates to assess the credit risk allowance to be made in our liability assessment.

We have considered the credit rating of the insurers of the Liable Entities as at September 2006 and applied the relevant credit rating default rates to the expected future cashflows by year, treaty and insurer.

In relation to those contracts where CEHUA or CEH U&I insured some of the risks (and then facultatively reinsured that risk), we have assumed, for the purposes of this report, that no cut-through from the reinsurers directly to the Liable Entities will take place and that these Insurance Recoveries will rank alongside other creditors of the HIH Group. We note that this is not based on legal opinion and we pass no such opinion.

Were cut-through to be achieved this would be expected to increase the level of Insurance Recoveries, as the financial health of the reinsurers to the HIH Group is generally better than that of the HIH Group itself, so that a lower bad debt charge would apply.

11.4	Bolton Metropolitan Borough Council vs. Municipal Mutual Insurance Ltd (UK) and Commercial Union

11.4.1	Background

In June 2005, a judgment relating to Bolton Metropolitan Borough Council vs. Municipal Mutual Insurance Ltd and Commercial Union (2006) (“the Bolton Judgment”) was passed down in the Manchester District Court.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
The court case involved an asbestos-related exposure of a former employee of Bolton Metropolitan Borough Council, Mr Green. Mr Green worked as a contractor in the 1960s during which period he was exposed to asbestos fibres. He was diagnosed with mesothelioma in January 1991 and died in November 1991.

The case considered which of the periods of insurance of a product and public liability insurance programme of an assured (Bolton MBC in this case) responds to a claim. In particular, it considered when the relevant bodily injury arose for the purposes of determining which insurance policy responds, the alternatives being:
•	The policies in force at the time of the exposure to asbestos (which in some instances may take place over many years and affect a number of different insurers and policy years);

•	The policies in force at the time the disease begins to develop or manifest (e.g. the formation of mutating cells defining the date of “injury”); or

•	The policies in force at the time the disease becomes apparent, e.g. through diagnosis.
In this instance, the Court held that Mr Green became fatally ill at the time the tumour developed and not at the time the asbestos fibres were inhaled. Accordingly the policy in effect at the time of manifestation responded to the claim (i.e. the second definition in the above list of three alternative interpretations).
The UK High Court agreed and held that Mr Green became fatally ill in or about 1980 at the time the tumour developed, and not earlier at the time the asbestos fibres were inhaled. Accordingly, MMI, who were the insurers on risk during the latter period, were deemed liable to indemnify Bolton Council for the amount it paid in settlement to Mr Green’s widow. No liability was attributed to Commercial Union as the court held that Mr Green did not become ill or injured during the period of this insurance cover when the fibre was supposedly inhaled.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
The case was appealed and the Court of Appeal handed down its judgment on 6 February 2006 and unanimously concurred with the original decision of the District Court, i.e. that the relevant injury for the purposes of determining which of the insurance policies should indemnify the Bolton Council was the time of the onset of the malignant tumour and not the event of the initial exposure to asbestos. This decision was made on the basis that it was not until the disease manifested itself that Mr. Green had an actionable claim (or first suffered damage)

11.4.2	Relevant decisions in Australia

We understand that there have been a number of judicial decisions in the Australian Courts in the past dealing with this issue of the definition of occurrence of injury, notably:
•	Orica vs. CGU (2003);

•	Crimmins vs. Stevedoring Industry Finance Committee (“SIFC”) (1999);

•	GRE vs. Bristile (1991); and

•	American Home Assurance Company (“AHAC”) vs. Saunders (1987).
However, the High Court has not considered the question and consequently there may be further development in Australian law on this issue.

In the most recent decision, Orica vs. CGU (2003), it was determined that the injury arose when the fibres were inhaled, based on decisions in Favelle Mort vs. Murray (1976) and GRE vs. Bristile (1991), on the grounds that once the fibres were inhaled nothing could be done to avert the onset of disease. The court considered that the fact that in some cases inhalation does not give rise to a manifestation of a disease was not relevant. It is of note that the NSW Government passed legislation under the Workers Compensation Legislation Amendment Bill in June 2004 to nullify some of the other potential impacts of the Orica vs. CGU (2003) decision.

In the case of Crimmins vs. SIFC (1999), Kirby J noted that physiological change took place at the time of exposure and that whilst the injury per se did not take place at the point of exposure, the potentiality to claim for damages arose out of the exposure.

In the case of GRE vs. Bristile (1991), Nicholson J determined that the entry of the fibres into the body constituted injury and referred to four other decisions that indicated personal injury took place at the time of inhalation.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
In the case of AHAC vs. Saunders (1987), the Court of Appeal had to consider whether the onset of mesothelioma constituted a bodily injury under the terms of an accident and sickness policy.

Mahoney JA noted that the question was what was the ordinary meaning of bodily injury and noting the earlier decisions of the High Court in Deeble vs. Nott (1941) and Favelle Mort vs. Murray (1976). Mahoney JA considered that the malignancy of mesothelioma was caused by the inhalation of fibres and that the disablement was a consequence of the event that produced the disease (i.e. the inhalation) rather than the manifestation of the disease itself.

11.4.3	Our approach

Even though the Court of Appeal in the UK found that the District Court decision was correct in law having regard to the policy wordings of the insurance contracts in Bolton, it does not mean that the same view will be adopted in Australia (which is the governing law applying to these policies). We note in particular the reasoning applied to date by the Australian Courts in the above decisions and the meaning of injury adopted by Australian Courts, being the inhalation of the asbestos fibres.

In valuing the insurance recoveries, we have not allowed for any application of a “Bolton-type” judgment being applied to the insurance policies in the period up to 1985 / 86 (being the claims occurring policies period).

We have assumed that these insurance policies will continue to respond to claims occurring by reference to the period of exposure to asbestos (and not the date of manifestation of the disease, or some other definition). It should be noted that we have placed no value on the claims-made policies so the interpretation in relation to these policies is not of relevance in our valuation.

In forming a view and making a determination as to the value of the insurance assets, we have also given consideration to the decisions in Fairchild vs. Glenhaven Funeral Services & Ors [2002] and Barker vs. Corus [2006] but with particular reference to current Australian law under which different rules of causation apply to those in the UK.

To the extent that the Bolton judgment or some similar decision was applied in Australia, the value of the insurance assets of the Liable Entities could be materially impaired. However, at this time, and given the above factors, there is no strong evidence to indicate this to be the case.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
11.5	Expected Insurance Recoveries

The following table shows the Insurance Recoveries and the bad debt allowances that we have made within our valuation assessment, including the position allowing for the introduction of the DDT Act 2005 in NSW and also if similar reforms were introduced Australia-wide, on both a discounted and an undiscounted basis.
Table 11.1: Insurance recoveries at 30 September 2006

			Post cost savings in		Post cost savings
	Pre cost savings		NSW Only		Australia-wide
	Undiscounted	Discounted	Undiscounted	Discounted	Undiscounted	Discounted
	($m)	($m)	($m)	($m)	($m)	($m)
Gross Liability	3,756.9	1,827.9	3,672.3	1,788.3	3,616.3	1,762.0
QBE Recoveries	(24.8)	(19.5)	(24.8)	(19.5)	(24.8)	(19.5)
Product and Public liability recoveries	(587.1)	(264.9)	(575.7)	(259.5)	(568.4)	(255.9)
Bad Debt Allowance	99.0	46.4	97.1	45.5	95.9	44.9
Net Liability after Bad Debt	3,244.0	1,590.0	3,168.9	1,554.8	3,118.9	1,531.5
As such, Insurance Recoveries (after allowing for bad debt) support approximately 13% of the gross liabilities.
The overall bad debt allowance amounts to around 16% of the expected Insurance Recoveries.
In determining our net liability assessment, we have assumed that the insurance policies of the Liable Entities will continue to respond to relevant claims we have projected as they fall due. Other than making a general credit risk (“bad debt”) allowance in valuing the Insurance Recoveries, we have assumed they will otherwise be fully recovered.
To the extent that:
•	one or more significant insurers fail in the future; and/or

•	insurers dispute payments due to the Liable Entities; and/or

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
•	legal cases change the way in which insurances respond to claims (e.g. due to changing legal interpretations of the “date of loss”); and/or

•	insurance assets may be subject to claims by non-Australian claimants; and/or

•	insurers negotiate commutations of their obligations to the Liable Entities for more or less than our valuation allowance;
the net liabilities of the Liable Entities would vary accordingly. For example an event resulting in a loss of 10% of the anticipated Insurance Recoveries included in our valuation (in addition to the general bad debt allowance) would increase the net liability by approximately $20 million.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
12	VALUATION RESULTS

12.1	Central estimate liability

At 30 September 2006, our central estimate of the liabilities of the Liable Entities (the Discounted Central Estimate) to be met by the Special Purpose Fund taking credit for the anticipated cost savings from the implementation of procedural reforms resulting from the DDT Act 2005 in NSW is $1,554.8m (March 2006: $1,517.0m).

Within that assessment, we have estimated the future cost savings arising from the procedural reforms in NSW as being $35.2m (March 2006: $74.5m), although it should be noted that the reduction in future cost savings is due to some of the projected cost savings at 31 March 2006 having now been realised owing to internal cost savings initiatives by ACS and the DDT Act 2005 and allowed for in our base valuation assumptions at 30 September 2006.

Accordingly our central estimate of the net liabilities of the Liable Entities before any allowance for future cost savings is $1,590.0m (March 2006: $1,591.5m).

If similar reforms as those enacted under the DDT Act 2005 were implemented in States outside of NSW, then our central estimate of the liabilities of the Liable Entities would be $1,531.5m (March 2006: $1,468.0m). That is, we estimate the potential savings from the implementation of procedural reforms in other States at $23.3m (March 2006: $49.0m). However, it should be noted that there has been no indication of a commitment by the Governments of the other States to accept or implement any procedural reforms at this time.

All of the above liability figures are discounted and are net of cross-claim recoveries and Insurance Recoveries.

The following table shows a summary of our central estimate liability assessment and compares the current assessment with previous assessments.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
Table 12.1: Comparison of central estimate of liabilities

	September 2006			March 2006	June 2005
	$m			$m	$m
	Gross of		Net of	Net of	Net of
	insurance	Insurance	insurance	insurance	insurance
	recoveries	recoveries	recoveries	recoveries	recoveries

Total projected cashflows in current dollars (uninflated and undiscounted)	1,718.7	239.7	1,479.0	1,478.5	1,596.9
Future inflation allowance (base and superimposed inflation)	2,038.2	273.3	1,764.9	1,763.2	1,709.1

Total projected cash-flows with inflation allowance	3,756.9	512.9	3,244.0	3,241.7	3,306.0
Discounting allowance	(1,929.0)	(275.0)	(1,654.0)	(1,650.2)	(1,654.3)

Net present value liabilities (pre cost savings)	1,827.9	237.9	1,590.0	1,591.5	1,651.7
Net present value liabilities allowing for the DDT Act 2005 applying in NSW only*	1,788.3	233.5	1,554.8	1,517.0	1,568.4
Net present value liabilities allowing for procedural reforms applying nationally**	1,762.0	230.5	1,531.5	1,468.0	1,513.3

*	This is based on our estimate that NSW represents 50% of the future liabilities. All future figures showing “NSW only” use this estimate.

**	As noted in Section 6.3.1, the estimation of the legal cost savings arising from the other States is subject to considerably greater uncertainty than those assessed for NSW.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
As we have noted in Section 1.3.1 Workers Compensation claims, being claims by current and former employees of the Liable Entities, are included to the extent that such liabilities are not met by a Workers Compensation Scheme or Policy (as a result of the existence of limits of indemnity and policy deductibles on those contracts of insurance). The amounts of Workers Compensation claims which are met by the contracts of insurance are not included within the definition of a Personal Asbestos Claim and are therefore not met by the Special Purpose Fund. Workers Compensation claims in excess of the insurance limits of indemnity are included in the definition of Personal Asbestos Claim and these amounts are therefore met by the Special Purpose Fund.

We have not allowed for the future Operating Expenses of the Special Purpose Fund or the Liable Entities in the liability assessments.

12.2	Comparison with previous valuations

12.2.1	Comparison with 31 March 2006 valuation

In the absence of any change to the claim projection assumptions from our 31 March 2006 valuation, other than allowing for the changes in the discount rate, we would have projected a Discounted Central Estimate liability of $1,522.5m (net of NSW cost savings) as at 30 September 2006. Consequently, our revised assessment at 30 September 2006 represents an increase of $32.3m from that assessment.

The increase from that net liability estimate is principally a consequence of:
•	An increase in projected future claim numbers, especially for asbestosis claims; and

•	An increase in the rate of future claims inflation assumed based on recent emerging trends in overall claim cost inflation;
 offset by
•	A lower assumed overall average cost per claim based on recent trends; and

•	An increase in the proportion of mesothelioma claims which are expected to settle for nil costs.
The following table shows an analysis of the change in our liability assessments from March 2006 to September 2006.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
Table 12.2: Analysis of change: March 2006 to September 2006

$m
Net liability at start of valuation period allowing for cost savings on NSW only	1,517.0

Expected net claims payments	(35.1)

Unwind of discount	41.0

Expected liability at end of valuation period	1,522.9

Change in discount rate	(0.4)

Expected net liability at end of valuation period adjusted for discount rate	1,522.5

Impact of Change in valuation bases:

- Claim numbers and peak year	62.6

- Nil settlement rate	(8.5)

- Average claims costs and legal costs	(50.2)

- Claims inflation	43.4

- Emerging experience on reported claims and pending claims	(15.0)

Total development in net liability	32.3

Net liability at end of valuation period allowing for cost savings in NSW only	1,554.8

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
12.3	Claims and legal costs

We have estimated the amount of plaintiff legal costs contained within settlements made on an “inclusive” basis and plaintiff and defence legal costs that have been separately identified.

The following chart shows the composition of settlements for the period 2003 to 2005 for each disease type.

We have identified the elements of legal costs (defined as Claims Legal Costs) within our valuation.
Figure 12.1: Composition of claim settlements: 2003-2005
It is not surprising that mesothelioma has the lowest expenditure on legal costs (as a percentage of the award). This is in part due to the fewer matters being in dispute and also a result of the higher average awards paid to claimants.
The charts show that legal costs currently represent approximately 21% of the total gross expenditure, or 26% of the gross claims settlement amounts.
Applying these to our valuation projections result in $359.7m of legal costs (prior to future cost savings), of which $197.5m relates to plaintiff legal costs and $162.2m relates to defence legal costs.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
Table 12.3: Breakdown of components of net central estimate liabilities

	Net Liability	Net Liability	Net Liability
	at Sept 2006	at March 2006	at June 2005
	$m	$m	$m
Net claim costs (excl Claims Legal Costs)	1,230.3	1,190.6	1,222.2

Total Claims Legal Costs (plaintiff and defendant costs)	359.7	400.9	429.5

Net Liability before cost savings	1,590.0	1,591.5	1,651.7

	NSW	Australia	NSW	Australia	NSW	Australia-
	Only	-wide	Only	-wide	Only	wide
Estimate of cost savings	(35.2)	(58.5)	(74.5)	(123.5)	(83.3)	(138.4)

Net Liability after savings	1,554.8	1,531.5	1,517.0	1,468.0	1,568.4	1,513.3

Claims Legal Costs after savings	324.5	301.2	326.4	277.4	346.2	291.1

Claims Legal Costs, as % of gross costs of settlements	22.1%	20.5%	22.8%	19.4%	24.2%	20.3%

Claims Legal Costs, as % of net costs of settlements	26.4%	24.5%	27.4%	23.3%	28.3%	23.8%
Note: The net present value of the Insurance Recoveries have been assessed as $237.9m for the September 2006 valuation; $241.2m for the March 2006 valuation; $209.8m for the June 2005 valuation.

12.4	Cashflow projections

It is worth contextualising the projected rate of future expenditure with that exhibited in the past.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
The following chart shows the monthly rate of expenditure by the MRCF relating to asbestos-related claim settlements over the last four years.
Figure 12.2: Past cashflow of the MRCF from1 January 2003 to 30 September 2006
Cashflow payments in the six months to September 2006 were approximately $36m gross and $25m net of insurance and other recoveries.
Cashflow payments in the 12 months to 31 March 2006 were approximately $75m gross of insurance and other recoveries and $48m net of insurance and other recoveries; whilst in the 12-month period to 31 March 2005, the comparative cashflow figures were $74m and $66m respectively.
It should be noted that the above chart is compiled on a “cash basis” rather than an “accruals basis” so that the figures are not directly applicable to the actuarial basis of projection. However, the difference in timing should be relatively small (i.e. of the order of 1-2 months generally).
Figure 12.3 shows a comparison of the projected gross and net cashflows underlying our 30 September 2006 valuation before and after allowance for the DDT Act 2005.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
Figure 12.3: Cashflow projections — 30 September 2006 ($m)
Note: The cashflow for 2006/07 included in the chart relates to the remaining 6 months of the financial year.

The underlying cashflows for this chart are detailed in Appendix C, with additional detail in relation to future cost savings separately disclosed.

Given the extremely long-tail nature of asbestos-related liabilities, a small change in an individual assumption can have a significant impact upon the cashflow profile of the liabilities.

12.5	Final Funding Agreement calculations

The Final Funding Agreement sets out the basis on which payments will be made to the Special Purpose Fund. Additionally, there are a number of other figures specified within the Final Funding Agreement that we are required to calculate. These are:
•	Discounted Central Estimate: This is the central estimate of the present value of the liabilities of the Former James Hardie Companies and Marlew in respect of expected Proven Claims and Claims Legal Costs, after allowing for Insurance and Other Recoveries.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
•	Term Central Estimate: This is the central estimate of the present value of the liabilities of the Former James Hardie Companies and Marlew in respect of expected Proven Claims and Claims Legal Costs, in each case which are reasonably expected to become payable up to 31 March 2045, after allowing for Insurance and Other Recoveries.

•	Period Actuarial Estimate: This is the central estimate of the present value of the liabilities of the Former James Hardie Companies and Marlew in respect of expected Proven Claims and Claims Legal Costs, in each case which are reasonably expected to become payable in the next three years, before allowing for Insurance and Other Recoveries.
Table 12.4: Final Funding Agreement calculations ($m) – NSW cost savings scenario

Post cost savings
(NSW only)
Discounted Central Estimate (net of cross-claim recoveries, Insurance and Other Recoveries)	1,554.8

Period Actuarial Estimate (net of cross-claim recoveries, gross of Insurance and Other Recoveries) comprising:	199.9

Discounted value of cashflow in 2006/07	37.0

Discounted value of cashflow in 2007/08	75.0

Discounted value of cashflow in 2008/09	88.0

Term Central Estimate (net of cross-claim recoveries, Insurance and Other Recoveries)	1,550.9
Note: 2006/07 cashflow includes only 6 months cashflow and the Period Actuarial Estimate therefore only measures 2 years 6 months rather than 3 years of cashflows.
It should be noted that the actual funding required at a particular date will depend upon a number of factors, including:
•	the net asset position of the Special Purpose Fund at that time;

•	the free cash flow amount of the JHINV Group in the preceding financial year; and

•	the Period Actuarial Estimate in the latest Annual Actuarial Report.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
12.6	Accounting liability calculations

The determination of the accounting liability to be established by James Hardie is ultimately a decision for the Board of James Hardie.

However, the calculation of the accounting liability is, in part, based upon the liabilities we have estimated within this report.

The cashflows used in the derivation of the accounting liability are “net of NSW cost savings” and are “uninflated and undiscounted” (“UIUD”).

No credit is taken within the determination of the accounting liability under US GAAP for “cross claim recoveries” from third parties until such recoveries have been received, and additional bad debt charges are held in relation to Equitas for accounting purposes.

The provision we have estimated, consistent with the accounting basis for the liability determination, is for a gross of tax UIUD provision of $1,473.8m.

Additional allowance is then made for the expected claims handling costs to be incurred in managing these liabilities and these are then offset by the assets of the MRCF in calculating the accounting liability, which is then also adjusted for tax and converted to US dollars.

Appendix I details the basis of our calculations in arriving at the accounting liability.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
13	UNCERTAINTY

13.1	Overview

There is uncertainty involved in any valuation of the liabilities of an insurance company or a self-insurer. The sources of such uncertainty include:
•	Parameter error — this is the risk that the parameters and assumptions chosen ultimately prove not to be reflective of future experience.

•	Model error — this is the risk that the model selected for the valuation of the liabilities ultimately proves not to be adequate for the projection of the liabilities.

•	Legal and social developments — this is the risk that the legal environment in which claims are settled changes relative to its current and historic position thereby causing significantly different awards.

•	Future actual rates of inflation.

•	The general economic environment.

•	Potential sources of exposure — this is the risk that there exist sources of exposure which are as yet unknown or unquantifiable, or for which no liabilities have yet been observed, but which may trigger future claims.
In the case of asbestos liabilities, these uncertainties are exacerbated by the extremely long latency period from exposure to onset of disease and notification of a claim. Asbestos-related claims often take in excess of 40 years from original exposure or event, compared with 4-5 years for many other liabilities such as Comprehensive Third-Party or other Workers Compensation claims. These specific forms of uncertainty include:
•	The difficulty in quantifying the extent and pattern of past asbestos exposures and the number and incidence of the ultimate number of lives that may be affected by asbestos related diseases arising from such past asbestos exposures;

•	The propensity of individuals affected by diseases arising from such exposure to file common law claims against defendants;

•	The extent to which the Liable Entities will be joined in such future common law claims;

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
•	The fact that the ultimate severity of the impact of the disease and the quantum of the claims that will be awarded will be subject to the outcome of events that have not yet occurred, including:
▪	medical and epidemiological developments;

▪	court interpretations;

▪	legislative changes;

▪	changes to the form and range of benefits for which compensation may be awarded (“heads of damage”);

▪	public attitudes to claiming;

▪	the impact of new (and future) procedural reforms in NSW upon the legal costs incurred in managing and settling claims;

▪	the potential for future procedural reforms in other States affecting the legal costs incurred in managing and settling claims in those States;

▪	potential third-wave exposures; and

▪	social and economic conditions such as inflation.
Furthermore, within this valuation there is additional uncertainty arising from the estimation of the potential legal cost savings resulting from the DDT Act 2005 and estimation of the equivalent Australia-wide application of similar reforms. Such savings will depend in part upon the future approach adopted by both defendant and plaintiff lawyers and their clients which is inevitably difficult to gauge at this early stage.

13.2	Sensitivity testing

As we have noted above, there are many sources of uncertainty. Actuaries often perform “sensitivity testing” to identify the impact of different assumptions as to future experience, thereby providing an indication of the degree of parameter error risk to which the valuation assessment is exposed.

Sensitivity testing may be considered as being a mechanism for testing “what will the liabilities be if instead of choosing [x] for assumption [a] we chose [y]?” It is also a mechanism for identifying how the result will change if experience turns out different in a particular way relative to that which underlies the central estimate expectations. As such, it provides an indication of the level of variability inherent in the valuation.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
We have performed some sensitivity tests of the results of our central estimate valuation. We have sensitivity tested the following factors:
•	nil settlement rate: 5 percentage points above and below our best estimate assumption.

•	average claim cost of a non-nil claim: 10% above and below our best estimate assumption.

•	peak year of claims: increase/decrease by 1, 3 and 5 years.

•	number of claims notified: 5% above and below our best estimate assumption.

•	superimposed inflation: 2.25% per annum superimposed inflation for 5 years reducing to -2% per annum after a further five years and remaining at -2% per annum thereafter; and 6.25% per annum superimposed inflation for the next five years, linearly reducing to 2.25% per annum after a further five years and remaining at 2.25% per annum thereafter.

•	discount rates: 1 percentage point above and below our best estimate assumption.

•	base inflation: 1 percentage point above and below our best estimate assumption.
There are other factors which influence the liability assessment and which could be sensitivity tested, including:
•	The cross-claim recovery rate;

•	The pattern of claim notifications; and

•	The pattern and delay of claim settlements from claim notification.
We have not sensitivity tested these factors noting them to be of less financial significance or uncertainty individually, although in aggregate they could be of more significance.
We have not sensitivity tested the value of Insurance Recoveries as these uncertainties relate to legal risks and disputation risks, and it is not possible to parameterise a sensitivity test in an informed manner.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
13.3	Results of sensitivity testing

Figure 13.1 shows the impact of various individual sensitivity tests on the Discounted Central Estimate of the liabilities, and of a combined sensitivity test of a number of factors.

It should be noted that although we have tested multiple scenarios of each assumption, one cannot gauge an overall potential range by simply adding these tests together.

It should also be noted that because of the interactions between assumptions, the maximum range will not be the sum of the constituent parts. Rather it is important to recognise that it is unlikely that all assumptions would deteriorate together, and there are often compensating upsides to the downsides that can arise. This is especially so when considering the inter-dependencies and correlations between parameters, such as higher inflation often being associated with higher discount rates: the former would increase the liabilities whilst the latter would decrease the liabilities.

As such, in the figure below, we have considered the relationship between base inflation and the discount rate as the key sensitivity test rather than each assumption independently.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
Figure 13.1: Sensitivity testing results — Impact around the net central estimate (discounted) (in $m), based on application of the DDT Act 2005 in NSW only

*	The superimposed inflation sensitivity tests are for 6.25% per annum for 5 years reducing to 2.25% per annum; and 2.25% per annum for 5 years reducing to –2% per annum.
         Whilst our combined sensitivity test of a number of factors (including superimposed inflation, average claim costs and numbers of claims) indicates a range around the Discounted Central Estimate of liabilities of -$600m to +$800m (i.e. $1.0bn to $2.4bn), the actual cost of liabilities could fall outside that range depending on the out-turn of the actual experience.
         The above chart may imply that the single most sensitive assumption is potentially the peak year of claims. This is related to the fact that one of the most substantial uncertainties is the ultimate number of claims that may eventuate against the Liable Entities. Shifting the peak year by 5 years from 2010/11 to 2015/2016 for mesothelioma would imply an increase in the future number of mesothelioma claims reported (both at a national level and to the Liable Entities) of around 50%.
         It should also be noted that inflation has an effect on these figures for the peak year of claims. At this valuation, the rate of claim inflation exceeds the rate of discounting and as such, the change in the assumption of the peak year will lead to considerably more downside risk than upside risk in relation to the discounted values.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
We have performed the sensitivity analysis on the undiscounted cashflows. The chart below shows how the results change for the undiscounted cashflow projections for each of the scenarios.
Figure 13.2: Sensitivity testing results — Impact around the net central estimate (undiscounted) (in $m), based on application of the DDT Act
2005 in NSW only

*	The superimposed inflation sensitivity tests are for 6.25% per annum for 5 years reducing to 2.25% per annum; and 2.25% per annum for 5 years reducing to –2% per annum.
Whilst our combined sensitivity test of a number of factors (including superimposed inflation, average claim costs and numbers of claims) indicates a range around the central estimate of liabilities on an undiscounted basis of -$1.4bn to +$2.6bn (i.e. $1.8bn to $5.7bn), the actual cost of liabilities could fall outside that range depending on the out-turn of the actual experience.
         Our sensitivity testing has regard only to matters potentially impacting the liability assessment. It does not consider, or take into account, the manner in which the liabilities may be funded by James Hardie and the Special Purpose Fund. The extent to which the assets held do not match the liabilities (for example, non-income earning assets, currency risk or duration mismatch) could introduce further uncertainty as to the eventual cost of meeting the liabilities. As noted in Section 1.5, consideration of such investment risks is outside the scope of this report and is a matter for James Hardie and the Special Purpose Fund to consider separately.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
APPENDICES

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
A. Credit rating default rates by duration

Rating	Yr. 1	Yr. 2	Yr. 3	Yr. 4	Yr. 5	Yr. 6	Yr. 7	Yr. 8	Yr. 9	Yr. 10	Yr. 11	Yr. 12	Yr. 13	Yr. 14	Yr. 15
AAA	0.0%	0.0%	0.0%	0.1%	0.1%	0.2%	0.3%	0.4%	0.4%	0.5%	0.5%	0.5%	0.5%	0.6%	0.7%
AA+	0.0%	0.0%	0.0%	0.1%	0.2%	0.3%	0.4%	0.4%	0.4%	0.4%	0.4%	0.4%	0.4%	0.4%	0.4%
AA	0.0%	0.0%	0.0%	0.1%	0.1%	0.2%	0.3%	0.5%	0.6%	0.8%	0.9%	1.0%	1.2%	1.3%	1.4%
AA-	0.0%	0.1%	0.2%	0.4%	0.6%	0.7%	1.0%	1.1%	1.2%	1.3%	1.5%	1.7%	1.7%	1.8%	2.0%
A+	0.1%	0.1%	0.3%	0.5%	0.6%	0.8%	1.0%	1.2%	1.5%	1.8%	2.1%	2.4%	2.7%	2.9%	3.2%
A	0.1%	0.1%	0.2%	0.3%	0.5%	0.7%	0.9%	1.2%	1.4%	1.8%	2.2%	2.4%	2.6%	2.7%	3.0%
A-	0.0%	0.2%	0.4%	0.6%	0.9%	1.2%	1.6%	1.8%	2.2%	2.4%	2.5%	2.7%	2.8%	3.0%	3.2%
BBB+	0.3%	0.9%	1.6%	2.2%	2.8%	3.5%	4.0%	4.4%	4.9%	5.4%	5.8%	6.1%	6.7%	7.5%	8.4%
BBB	0.3%	0.7%	1.1%	1.7%	2.4%	3.0%	3.7%	4.5%	5.1%	5.9%	6.8%	7.3%	7.9%	8.2%	8.8%
BBB-	0.5%	1.5%	2.6%	4.1%	5.5%	6.9%	7.9%	8.7%	9.4%	10.2%	10.9%	11.8%	12.3%	13.1%	13.8%
BB+	0.6%	2.1%	4.3%	6.1%	7.6%	9.2%	10.8%	11.5%	12.7%	13.7%	14.4%	14.9%	15.2%	15.6%	16.5%
BB	1.2%	3.4%	6.2%	8.6%	11.0%	13.4%	15.1%	16.6%	18.1%	19.1%	20.3%	21.1%	21.5%	21.6%	21.6%
BB-	2.0%	5.7%	9.6%	13.2%	16.3%	19.1%	21.3%	23.4%	25.3%	26.7%	28.0%	28.8%	30.0%	30.7%	31.5%
B+	3.2%	8.9%	14.2%	18.8%	22.0%	24.4%	26.7%	28.6%	30.1%	31.6%	32.9%	34.1%	35.2%	36.4%	37.5%
B	9.0%	17.9%	24.3%	28.4%	31.5%	34.1%	35.5%	36.7%	37.7%	38.6%	39.5%	40.7%	41.9%	42.8%	44.0%
B-	13.0%	23.6%	31.5%	36.2%	39.2%	41.6%	43.8%	45.4%	45.9%	46.5%	46.9%	47.1%	47.4%	47.6%	47.9%
CCC+	30.9%	39.8%	45.5%	49.5%	53.0%	53.4%	55.5%	56.1%	57.6%	58.4%	59.3%	60.1%	60.8%	61.6%	61.6%
L	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
NR	5.3%	10.5%	15.1%	18.7%	21.6%	24.0%	25.9%	27.5%	28.9%	30.0%	31.1%	32.1%	33.0%	33.7%	34.5%
R	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Source: Standard and Poors’ Rating Performance Book, March 2004

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
Notes:
These rates are not used for those solvent and insolvent Schemes of Arrangement where the payout rates are known or have been estimated. In those cases, the payout rate has been used to determine the credit rating default rates
R relates to companies which have been subject to Regulatory Action regarding solvency.
L relates to Lloyds’ of London and Equitas.
NR relates to companies which are Not Rated.
The credit ratings used for individual companies are as at September 2006

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
B. Summary results ($m)
B.1 Prior to cost savings
DISCOUNTED VALUE OF CASHFLOWS ($m)

										Workers
						General		Net	Workers	Compensation	Workers		Cross
			Lung	ARPD &	Defendant	Liability	Insurance	General	Compensation	Legal	Compensation	Wharf	Claim
Years	Mesothelioma	Asbestosis	Cancer	Other	Legal Costs	Cost	Recoveries	Liability	Claims	Costs	Costs	Claims	Recoveries	Baryulgil	Net Liabilities
1-5	274.1	50.1	12.9	12.3	28.7	378.2	51.3	326.9	2.6	0.4	3.0	2.3	6.8	2.7	328.1
6-10	330.7	53.7	15.1	13.0	40.7	453.2	55.9	397.3	2.7	0.6	3.3	2.1	8.1	1.7	396.2
11-15	297.0	44.7	14.2	10.8	36.5	403.2	47.1	356.1	2.2	0.6	2.8	1.4	7.2	0.9	354.0
16-20	217.8	30.8	11.3	7.5	26.2	293.5	34.3	259.3	1.5	0.4	1.9	0.7	5.3	0.4	257.1
21+	228.7	29.9	14.0	7.3	26.9	306.8	49.4	257.4	1.5	0.4	1.9	0.5	5.5	0.2	254.6

All	1,348.3	209.1	67.6	50.9	159.0	1,834.9	237.9	1,596.9	10.5	2.3	12.9	7.0	32.9	6.1	1,590.0

UNDISCOUNTED CASHFLOWS ($m)

										Workers
						General		Net	Workers	Compensation	Workers		Cross
			Lung	ARPD &	Defendant	Liability	Insurance	General	Compensation	Legal	Compensation	Wharf	Claim
Years	Mesothelioma	Asbestosis	Cancer	Other	Legal Costs	Cost	Recoveries	Liability	Claims	Costs	Costs	Claims	Recoveries	Baryulgil	Net Liabilities
1-5	314.0	57.2	14.7	14.0	32.9	432.9	58.7	374.2	2.9	0.5	3.4	2.6	7.8	3.1	375.4
6-10	486.4	78.8	22.3	19.1	59.9	666.5	81.9	584.6	3.9	0.9	4.8	3.0	11.9	2.5	583.0
11-15	565.0	84.9	27.1	20.6	69.4	767.0	89.8	677.1	4.2	1.1	5.3	2.6	13.7	1.8	673.0
16-20	535.9	75.7	27.8	18.4	64.4	722.2	84.6	637.5	3.8	1.0	4.8	1.8	12.9	1.1	632.3
21+	884.4	115.5	56.7	28.0	104.6	1,189.3	197.9	991.4	5.7	1.5	7.3	1.9	21.3	0.9	980.2

All	2,785.7	412.1	148.7	100.1	331.2	3,777.8	512.9	3,264.8	20.6	4.9	25.5	12.0	67.7	9.2	3,244.0

Note: Plaintiff Claims Legal Costs are included within the claim cost figures for the various disease types.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
B.2 Post cost savings in NSW only
DISCOUNTED VALUE OF CASHFLOWS ($m)

										Workers
						General		Net	Workers	Compensation	Workers		Cross
			Lung	ARPD &	Defendant	Liability	Insurance	General	Compensation	Legal	Compensation	Wharf	Claim
Years	Mesothelioma	Asbestosis	Cancer	Other	Legal Costs	Cost	Recoveries	Liability	Claims	Costs	Costs	Claims	Recoveries	Baryulgil	Net Liabilities
1-5	270.5	49.6	12.8	12.1	27.1	372.1	50.6	321.5	2.5	0.4	2.9	2.3	6.8	2.7	322.7
6-10	325.8	52.8	14.9	12.8	36.6	443.0	54.9	388.1	2.6	0.5	3.2	2.0	8.0	1.7	387.1
11-15	292.6	44.0	14.0	10.7	32.6	393.8	46.1	347.7	2.2	0.5	2.7	1.3	7.1	0.9	345.6
16-20	214.6	30.3	11.1	7.4	23.3	286.7	33.4	253.2	1.5	0.4	1.9	0.7	5.2	0.4	251.1
21+	225.3	29.4	13.8	7.1	24.0	299.6	48.4	251.2	1.5	0.4	1.8	0.5	5.4	0.2	248.4

All	1,328.9	206.1	66.6	50.1	143.6	1,795.3	233.5	1,561.8	10.4	2.1	12.5	6.9	32.4	6.1	1,554.8

UNDISCOUNTED CASHFLOWS ($m)

										Workers
						General		Net	Workers	Compensation	Workers
			Lung	ARPD &	Defendant	Liability	Insurance	General	Compensation	Legal	Compensation	Wharf	Claim
Years	Mesothelioma	Asbestosis	Cancer	Other	Legal Costs	Cost	Recoveries	Liability	Claims	Costs	Costs	Claims	Recoveries	Baryulgil	Net Liabilities
1-5	309.9	56.6	14.6	13.9	31.0	425.9	57.9	367.9	2.9	0.4	3.3	2.6	7.7	3.1	369.2
6-10	479.3	77.6	21.9	18.8	53.9	651.5	80.3	571.1	3.9	0.8	4.7	3.0	11.8	2.5	569.5
11-15	556.7	83.5	26.7	20.3	61.9	749.1	87.9	661.2	4.2	0.9	5.1	2.5	13.5	1.8	657.1
16-20	528.0	74.5	27.4	18.1	57.4	705.3	82.6	622.7	3.7	0.9	4.6	1.8	12.7	1.1	617.4
21+	871.4	113.6	55.8	27.6	93.1	1,161.5	194.7	966.8	5.6	1.4	7.0	1.9	21.0	0.9	955.6

All	2,745.2	405.7	146.4	98.6	297.3	3,693.3	503.5	3,189.8	20.3	4.4	24.7	11.7	66.7	9.2	3,168.9

     Note: Plaintiff Claims Legal Costs are included within the claim cost figures for the various disease types.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
B.3 Post cost savings applied Australia-wide
DISCOUNTED VALUE OF CASHFLOWS ($m)

										Workers
						General		Net	Workers	Compensation	Workers		Cross
			Lung	ARPD &	Defendant	Liability	Insurance	General	Compensation	Legal	Compensation	Wharf	Claim
Years	Mesothelioma	Asbestosis	Cancer	Other	Legal Costs	Cost	Recoveries	Liability	Claims	Costs	Costs	Claims	Recoveries	Baryulgil	Net Liabilities
1-5	268.1	49.2	12.7	12.1	26.1	368.1	50.2	318.0	2.5	0.4	2.9	2.3	6.7	2.7	319.2
6-10	322.6	52.3	14.7	12.7	33.9	436.3	54.2	382.1	2.6	0.5	3.1	2.0	7.9	1.7	381.0
11-15	289.7	43.5	13.9	10.5	30.0	387.6	45.4	342.2	2.2	0.5	2.6	1.3	7.0	0.9	340.0
16-20	212.5	30.0	11.0	7.3	21.4	282.1	32.9	249.2	1.5	0.3	1.8	0.7	5.1	0.4	247.1
21+	223.1	29.1	13.7	7.1	22.0	294.9	47.8	247.1	1.4	0.3	1.8	0.5	5.4	0.2	244.2

All	1,316.1	204.0	65.9	49.6	133.4	1,769.0	230.5	1,538.5	10.3	2.0	12.2	6.8	32.1	6.1	1,531.5

UNDISCOUNTED CASHFLOWS ($m)

										Workers
						General		Net	Workers	Compensation	Workers		Cross
			Lung	ARPD &	Defendant	Liability	Insurance	General	Compensation	Legal	Compensation	Wharf	Claim
Years	Mesothelioma	Asbestosis	Cancer	Other	Legal Costs	Cost	Recoveries	Liability	Claims	Costs	Costs	Claims	Recoveries	Baryulgil	Net Liabilities
1-5	307.1	56.1	14.5	13.8	29.8	421.2	57.4	363.8	2.9	0.4	3.3	2.6	7.7	3.1	365.1
6-10	474.6	76.7	21.7	18.6	49.9	641.5	79.3	562.2	3.8	0.7	4.6	2.9	11.6	2.5	560.6
11-15	551.2	82.6	26.4	20.0	57.0	737.3	86.6	650.7	4.1	0.9	5.0	2.5	13.4	1.8	646.5
16-20	522.8	73.7	27.1	17.9	52.7	694.1	81.3	612.8	3.7	0.8	4.5	1.7	12.6	1.1	607.5
21+	862.8	112.4	55.2	27.3	85.5	1,143.2	192.8	950.4	5.6	1.3	6.8	1.8	20.7	0.9	939.2

All	2,718.4	401.5	144.9	97.6	274.9	3,637.3	497.4	3,139.9	20.1	4.1	24.2	11.5	66.0	9.2	3,118.9

Note: Plaintiff Claims Legal Costs are included within the claim cost figures for the various disease types.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
C. Projected cashflows ($m)
C.1 Prior to cost savings

							Workers
						Workers	Compensation
				ARPD &	Defendant	Compensation	Legal	Wharf	Wharf Legal		Cross Claim
Payment Year	Mesothelioma	Asbestosis	Lung Cancer	Other	Legal Costs	Claims	Costs	Claims	Costs	Baryulgil	Recoveries	Gross	Insurance	Net
2006 / 2007	23.5	6.3	1.6	1.6	3.9	0.4	0.1	0.3	0.0	0.6	0.6	37.7	4.3	33.4
2007 / 2008	60.5	9.8	2.5	2.3	5.2	0.5	0.1	0.4	0.0	0.6	1.5	80.5	11.6	68.9
2008 / 2009	73.7	13.1	3.4	3.2	6.8	0.7	0.1	0.5	0.1	0.6	1.8	100.4	13.8	86.6
2009 / 2010	75.4	13.7	3.5	3.4	8.0	0.7	0.1	0.6	0.1	0.6	1.9	104.2	14.3	89.9
2010 / 2011	80.9	14.2	3.7	3.5	9.1	0.7	0.1	0.6	0.1	0.6	2.0	111.4	14.8	96.6
2011 / 2012	86.7	14.7	3.9	3.6	10.2	0.7	0.1	0.6	0.1	0.6	2.1	119.0	15.8	103.2
2012 / 2013	92.2	15.3	4.2	3.7	11.4	0.8	0.2	0.6	0.1	0.5	2.3	126.7	16.2	110.5
2013 / 2014	98.0	15.8	4.5	3.8	12.5	0.8	0.2	0.5	0.1	0.5	2.4	134.3	16.7	117.6
2014 / 2015	102.6	16.3	4.7	4.0	12.7	0.8	0.2	0.5	0.1	0.5	2.5	139.9	17.7	122.2
2015 / 2016	106.9	16.6	4.9	4.0	13.1	0.8	0.2	0.5	0.1	0.4	2.6	145.1	15.6	129.5
2016 / 2017	110.1	16.9	5.1	4.1	13.5	0.8	0.2	0.5	0.1	0.4	2.7	149.0	16.6	132.4
2017 / 2018	112.4	17.1	5.3	4.1	13.8	0.9	0.2	0.5	0.1	0.4	2.7	151.9	17.5	134.4
2018 / 2019	113.9	17.1	5.5	4.2	14.0	0.9	0.2	0.4	0.1	0.4	2.8	153.8	18.3	135.5
2019 / 2020	114.5	17.0	5.6	4.1	14.1	0.9	0.2	0.4	0.1	0.3	2.8	154.4	18.9	135.5
2020 / 2021	114.2	16.8	5.7	4.1	14.0	0.8	0.2	0.4	0.1	0.3	2.8	153.7	18.5	135.2
2021 / 2022	113.0	16.4	5.7	4.0	13.8	0.8	0.2	0.4	0.1	0.3	2.7	151.8	16.6	135.1
2022 / 2023	110.9	15.9	5.7	3.9	13.4	0.8	0.2	0.3	0.1	0.2	2.7	148.7	16.9	131.8
2023 / 2024	108.0	15.3	5.6	3.7	13.0	0.8	0.2	0.3	0.0	0.2	2.6	144.4	17.1	127.3
2024 / 2025	104.2	14.5	5.5	3.5	12.4	0.7	0.2	0.3	0.0	0.2	2.5	139.1	17.1	122.0
2025 / 2026	99.8	13.7	5.3	3.3	11.9	0.7	0.2	0.3	0.0	0.2	2.4	132.9	16.9	116.0
2026 / 2027	94.8	12.8	5.2	3.1	11.2	0.6	0.2	0.2	0.0	0.1	2.3	126.0	16.6	109.4
2027 / 2028	89.3	11.9	4.9	2.9	10.5	0.6	0.2	0.2	0.0	0.1	2.1	118.4	16.2	102.3
2028 / 2029	83.4	11.0	4.7	2.7	9.7	0.5	0.1	0.2	0.0	0.1	2.0	110.5	15.7	94.8
2029 / 2030	77.1	10.1	4.4	2.4	9.0	0.5	0.1	0.2	0.0	0.1	1.8	102.1	15.1	87.1
2030 / 2031	70.7	9.1	4.2	2.2	8.2	0.5	0.1	0.1	0.0	0.1	1.7	93.6	14.6	79.0
2031 / 2032	64.3	8.2	3.9	2.0	7.5	0.4	0.1	0.1	0.0	0.1	1.5	85.1	13.9	71.1
2032 / 2033	57.9	7.4	3.6	1.8	6.7	0.4	0.1	0.1	0.0	0.1	1.4	76.7	13.2	63.4
2033 / 2034	51.8	6.6	3.3	1.6	6.0	0.3	0.1	0.1	0.0	0.0	1.2	68.6	12.5	56.1
2034 / 2035	45.9	5.8	3.0	1.4	5.4	0.3	0.1	0.1	0.0	0.0	1.1	60.8	11.7	49.0
2035 / 2036	40.3	5.1	2.7	1.2	4.7	0.3	0.1	0.1	0.0	0.0	1.0	53.4	10.9	42.5
2036 / 2037	35.1	4.4	2.4	1.1	4.1	0.2	0.1	0.1	0.0	0.0	0.8	46.6	10.1	36.5
2037 / 2038	30.3	3.8	2.1	0.9	3.6	0.2	0.1	0.0	0.0	0.0	0.7	40.3	9.3	31.0
2038 / 2039	25.9	3.3	1.9	0.8	3.1	0.2	0.0	0.0	0.0	0.0	0.6	34.6	8.3	26.3
2039 / 2040	21.9	2.8	1.7	0.7	2.6	0.1	0.0	0.0	0.0	0.0	0.5	29.4	6.1	23.4
2040 / 2041	18.5	2.4	1.4	0.6	2.2	0.1	0.0	0.0	0.0	0.0	0.4	24.8	5.4	19.4
2041 / 2042	15.4	2.0	1.2	0.5	1.9	0.1	0.0	0.0	0.0	0.0	0.4	20.8	4.9	15.9
2042 / 2043	12.7	1.7	1.1	0.4	1.6	0.1	0.0	0.0	0.0	0.0	0.3	17.2	3.2	14.0
2043 / 2044	10.4	1.4	0.9	0.3	1.3	0.1	0.0	0.0	0.0	0.0	0.3	14.2	2.2	11.9
2044 / 2045	8.5	1.1	0.8	0.3	1.1	0.1	0.0	0.0	0.0	0.0	0.2	11.6	1.7	9.9
2045 / 2046	6.8	0.9	0.7	0.2	0.9	0.0	0.0	0.0	0.0	0.0	0.2	9.4	1.4	8.0
2046 / 2047	5.4	0.8	0.5	0.2	0.7	0.0	0.0	0.0	0.0	0.0	0.1	7.5	1.1	6.5
2047 / 2048	4.3	0.6	0.5	0.1	0.6	0.0	0.0	0.0	0.0	0.0	0.1	6.0	0.8	5.2
2048 / 2049	3.4	0.5	0.4	0.1	0.5	0.0	0.0	0.0	0.0	0.0	0.1	4.8	0.7	4.1
2049 / 2050	2.6	0.4	0.3	0.1	0.4	0.0	0.0	0.0	0.0	0.0	0.1	3.7	0.5	3.2
2050 / 2051	2.0	0.3	0.2	0.1	0.3	0.0	0.0	0.0	0.0	0.0	0.1	2.9	0.4	2.5
2051 / 2052	1.5	0.2	0.2	0.1	0.2	0.0	0.0	0.0	0.0	0.0	0.0	2.2	0.3	1.9
2052 / 2053	1.2	0.2	0.2	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.0	1.7	0.2	1.5
2053 / 2054	0.9	0.2	0.1	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	1.3	0.2	1.1
2054 / 2055	0.7	0.1	0.1	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	1.0	0.1	0.9
2055 / 2056	0.5	0.1	0.1	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.8	0.1	0.6
2056 / 2057	0.4	0.1	0.1	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.6	0.1	0.5
2057 / 2058	0.3	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.4	0.1	0.4
2058 / 2059	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3	0.0	0.3
2059 / 2060	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.2
2060 / 2061	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.2
2061 / 2062	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.1
2062 / 2063	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.0
2063 / 2064	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2064 / 2065	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2065 / 2066	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2066 / 2067	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2067 / 2068	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2068 / 2069	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2069 / 2070	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2070 / 2071	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2071 / 2072	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2072 / 2073	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

TOTAL	2,785.7	412.1	148.7	100.1	331.2	20.6	4.9	10.6	1.4	9.2	67.7	3,756.9	512.9	3,244.0

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
C.2 Post cost savings in NSW only

							Workers
						Workers	Compensation
				ARPD &	Defendant	Compensation	Legal	Wharf	Wharf Legal		Cross Claim
Payment Year	Mesothelioma	Asbestosis	Lung Cancer	Other	Legal Costs	Claims	Costs	Claims	Costs	Baryulgil	Recoveries	Gross	Insurance	Net
2006 / 2007	23.4	6.3	1.6	1.6	3.8	0.4	0.0	0.3	0.0	0.6	0.6	37.5	4.3	33.2
2007 / 2008	59.7	9.8	2.5	2.3	5.0	0.5	0.1	0.4	0.0	0.6	1.5	79.5	11.4	68.0
2008 / 2009	72.7	13.0	3.3	3.2	6.4	0.6	0.1	0.5	0.1	0.6	1.8	98.7	13.6	85.1
2009 / 2010	74.3	13.5	3.5	3.3	7.4	0.7	0.1	0.5	0.1	0.6	1.9	102.2	14.1	88.2
2010 / 2011	79.7	14.0	3.7	3.4	8.3	0.7	0.1	0.5	0.1	0.6	2.0	109.2	14.6	94.6
2011 / 2012	85.4	14.5	3.9	3.5	9.3	0.7	0.1	0.5	0.1	0.6	2.1	116.5	15.6	100.9
2012 / 2013	90.9	15.1	4.1	3.7	10.3	0.8	0.1	0.5	0.1	0.5	2.2	123.8	15.9	108.0
2013 / 2014	96.5	15.6	4.4	3.8	11.2	0.8	0.2	0.5	0.1	0.5	2.4	131.2	16.4	114.8
2014 / 2015	101.1	16.1	4.6	3.9	11.4	0.8	0.2	0.5	0.1	0.5	2.5	136.7	17.3	119.3
2015 / 2016	105.3	16.4	4.8	4.0	11.7	0.8	0.2	0.5	0.1	0.4	2.6	141.7	15.2	126.5
2016 / 2017	108.5	16.7	5.1	4.0	12.0	0.8	0.2	0.5	0.1	0.4	2.6	145.6	16.2	129.3
2017 / 2018	110.7	16.8	5.2	4.1	12.3	0.8	0.2	0.5	0.1	0.4	2.7	148.4	17.1	131.3
2018 / 2019	112.2	16.8	5.4	4.1	12.5	0.8	0.2	0.4	0.1	0.4	2.7	150.2	17.9	132.3
2019 / 2020	112.8	16.7	5.5	4.1	12.6	0.8	0.2	0.4	0.1	0.3	2.7	150.8	18.4	132.3
2020 / 2021	112.5	16.5	5.6	4.0	12.5	0.8	0.2	0.4	0.1	0.3	2.7	150.1	18.2	131.9
2021 / 2022	111.3	16.1	5.6	3.9	12.3	0.8	0.2	0.4	0.1	0.3	2.7	148.2	16.3	131.9
2022 / 2023	109.3	15.6	5.6	3.8	11.9	0.8	0.2	0.3	0.0	0.2	2.6	145.2	16.5	128.7
2023 / 2024	106.4	15.0	5.5	3.6	11.6	0.7	0.2	0.3	0.0	0.2	2.6	141.0	16.7	124.3
2024 / 2025	102.7	14.2	5.4	3.5	11.1	0.7	0.2	0.3	0.0	0.2	2.5	135.8	16.7	119.1
2025 / 2026	98.3	13.4	5.3	3.3	10.6	0.7	0.2	0.3	0.0	0.2	2.4	129.8	16.5	113.3
2026 / 2027	93.4	12.6	5.1	3.1	10.0	0.6	0.1	0.2	0.0	0.1	2.2	123.0	16.2	106.8
2027 / 2028	87.9	11.7	4.9	2.8	9.3	0.6	0.1	0.2	0.0	0.1	2.1	115.7	15.8	99.9
2028 / 2029	82.1	10.8	4.6	2.6	8.7	0.5	0.1	0.2	0.0	0.1	2.0	107.9	15.3	92.6
2029 / 2030	76.0	9.9	4.4	2.4	8.0	0.5	0.1	0.2	0.0	0.1	1.8	99.7	14.7	85.0
2030 / 2031	69.7	9.0	4.1	2.2	7.3	0.4	0.1	0.1	0.0	0.1	1.7	91.4	14.2	77.2
2031 / 2032	63.3	8.1	3.8	2.0	6.7	0.4	0.1	0.1	0.0	0.1	1.5	83.1	13.6	69.5
2032 / 2033	57.1	7.3	3.5	1.8	6.0	0.4	0.1	0.1	0.0	0.1	1.4	74.9	12.9	61.9
2033 / 2034	51.0	6.5	3.2	1.6	5.4	0.3	0.1	0.1	0.0	0.0	1.2	66.9	12.2	54.7
2034 / 2035	45.2	5.7	2.9	1.4	4.8	0.3	0.1	0.1	0.0	0.0	1.1	59.3	11.5	47.9
2035 / 2036	39.7	5.0	2.6	1.2	4.2	0.2	0.1	0.1	0.0	0.0	1.0	52.2	10.7	41.5
2036 / 2037	34.5	4.4	2.4	1.1	3.7	0.2	0.1	0.1	0.0	0.0	0.8	45.5	9.9	35.6
2037 / 2038	29.8	3.8	2.1	0.9	3.2	0.2	0.0	0.0	0.0	0.0	0.7	39.4	9.1	30.3
2038 / 2039	25.5	3.2	1.9	0.8	2.7	0.2	0.0	0.0	0.0	0.0	0.6	33.8	8.3	25.5
2039 / 2040	21.6	2.8	1.6	0.7	2.3	0.1	0.0	0.0	0.0	0.0	0.5	28.7	6.3	22.5
2040 / 2041	18.2	2.3	1.4	0.6	2.0	0.1	0.0	0.0	0.0	0.0	0.4	24.2	5.3	18.9
2041 / 2042	15.2	2.0	1.2	0.5	1.7	0.1	0.0	0.0	0.0	0.0	0.4	20.3	4.7	15.5
2042 / 2043	12.5	1.6	1.1	0.4	1.4	0.1	0.0	0.0	0.0	0.0	0.3	16.8	3.7	13.1
2043 / 2044	10.3	1.4	0.9	0.3	1.2	0.1	0.0	0.0	0.0	0.0	0.3	13.9	2.6	11.3
2044 / 2045	8.3	1.1	0.8	0.3	0.9	0.1	0.0	0.0	0.0	0.0	0.2	11.3	1.6	9.7
2045 / 2046	6.7	0.9	0.6	0.2	0.8	0.0	0.0	0.0	0.0	0.0	0.2	9.2	1.3	7.8
2046 / 2047	5.3	0.8	0.5	0.2	0.6	0.0	0.0	0.0	0.0	0.0	0.1	7.4	1.0	6.3
2047 / 2048	4.2	0.6	0.4	0.1	0.5	0.0	0.0	0.0	0.0	0.0	0.1	5.9	0.8	5.0
2048 / 2049	3.3	0.5	0.4	0.1	0.4	0.0	0.0	0.0	0.0	0.0	0.1	4.6	0.7	4.0
2049 / 2050	2.6	0.4	0.3	0.1	0.3	0.0	0.0	0.0	0.0	0.0	0.1	3.6	0.5	3.1
2050 / 2051	2.0	0.3	0.2	0.1	0.2	0.0	0.0	0.0	0.0	0.0	0.1	2.8	0.4	2.4
2051 / 2052	1.5	0.2	0.2	0.1	0.2	0.0	0.0	0.0	0.0	0.0	0.0	2.2	0.3	1.9
2052 / 2053	1.1	0.2	0.2	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	1.7	0.2	1.4
2053 / 2054	0.9	0.1	0.1	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	1.3	0.2	1.1
2054 / 2055	0.7	0.1	0.1	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	1.0	0.1	0.8
2055 / 2056	0.5	0.1	0.1	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.7	0.1	0.6
2056 / 2057	0.4	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.6	0.1	0.5
2057 / 2058	0.3	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.4	0.1	0.4
2058 / 2059	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3	0.0	0.3
2059 / 2060	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.2
2060 / 2061	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.1
2061 / 2062	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.1
2062 / 2063	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.0
2063 / 2064	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2064 / 2065	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2065 / 2066	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2066 / 2067	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2067 / 2068	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2068 / 2069	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2069 / 2070	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2070 / 2071	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2071 / 2072	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2072 / 2073	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

TOTAL	2,745.2	405.7	146.4	98.6	297.3	20.3	4.4	10.4	1.3	9.2	66.7	3,672.3	503.5	3,168.9

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
C.3 Post cost savings applied Australia-wide

							Workers
						Workers	Compensation
				ARPD &	Defendant	Compensation	Legal	Wharf	Wharf Legal		Cross Claim
Payment Year	Mesothelioma	Asbestosis	Lung Cancer	Other	Legal Costs	Claims	Costs	Claims	Costs	Baryulgil	Recoveries	Gross	Insurance	Net
2006 / 2007	23.3	6.3	1.6	1.6	3.8	0.4	0.0	0.3	0.0	0.6	0.6	37.4	4.3	33.1
2007 / 2008	59.2	9.7	2.5	2.3	4.9	0.5	0.1	0.4	0.0	0.6	1.4	78.8	11.4	67.4
2008 / 2009	72.0	12.9	3.3	3.1	6.2	0.6	0.1	0.5	0.1	0.6	1.8	97.6	13.5	84.2
2009 / 2010	73.6	13.4	3.5	3.3	7.0	0.7	0.1	0.5	0.1	0.6	1.8	101.0	13.9	87.0
2010 / 2011	79.0	13.8	3.6	3.4	7.9	0.7	0.1	0.5	0.1	0.6	2.0	107.7	14.4	93.3
2011 / 2012	84.6	14.3	3.9	3.5	8.7	0.7	0.1	0.5	0.1	0.6	2.1	114.8	15.4	99.4
2012 / 2013	90.0	14.9	4.1	3.6	9.5	0.7	0.1	0.5	0.1	0.5	2.2	122.0	15.7	106.3
2013 / 2014	95.6	15.4	4.4	3.7	10.3	0.8	0.1	0.5	0.1	0.5	2.3	129.1	16.2	112.9
2014 / 2015	100.1	15.9	4.6	3.9	10.5	0.8	0.2	0.5	0.1	0.5	2.4	134.5	17.1	117.4
2015 / 2016	104.3	16.2	4.8	3.9	10.8	0.8	0.2	0.5	0.1	0.4	2.5	139.5	15.0	124.5
2016 / 2017	107.4	16.5	5.0	4.0	11.1	0.8	0.2	0.5	0.1	0.4	2.6	143.3	16.0	127.3
2017 / 2018	109.6	16.6	5.2	4.0	11.4	0.8	0.2	0.5	0.1	0.4	2.7	146.0	16.8	129.2
2018 / 2019	111.1	16.6	5.3	4.0	11.5	0.8	0.2	0.4	0.1	0.4	2.7	147.8	17.6	130.2
2019 / 2020	111.7	16.6	5.4	4.0	11.6	0.8	0.2	0.4	0.1	0.3	2.7	148.3	18.1	130.2
2020 / 2021	111.4	16.3	5.5	4.0	11.5	0.8	0.2	0.4	0.0	0.3	2.7	147.7	18.0	129.6
2021 / 2022	110.2	15.9	5.5	3.9	11.3	0.8	0.2	0.4	0.0	0.3	2.7	145.8	16.0	129.8
2022 / 2023	108.2	15.5	5.5	3.8	11.0	0.8	0.2	0.3	0.0	0.2	2.6	142.8	16.2	126.6
2023 / 2024	105.3	14.9	5.5	3.6	10.6	0.7	0.2	0.3	0.0	0.2	2.5	138.8	16.4	122.3
2024 / 2025	101.7	14.1	5.3	3.4	10.2	0.7	0.2	0.3	0.0	0.2	2.4	133.6	16.4	117.2
2025 / 2026	97.4	13.3	5.2	3.2	9.7	0.7	0.1	0.3	0.0	0.2	2.3	127.7	16.2	111.5
2026 / 2027	92.5	12.5	5.0	3.0	9.2	0.6	0.1	0.2	0.0	0.1	2.2	121.1	15.9	105.1
2027 / 2028	87.1	11.6	4.8	2.8	8.6	0.6	0.1	0.2	0.0	0.1	2.1	113.8	15.6	98.3
2028 / 2029	81.3	10.7	4.6	2.6	8.0	0.5	0.1	0.2	0.0	0.1	1.9	106.2	15.1	91.1
2029 / 2030	75.2	9.8	4.3	2.4	7.4	0.5	0.1	0.2	0.0	0.1	1.8	98.1	14.5	83.6
2030 / 2031	69.0	8.9	4.0	2.2	6.7	0.4	0.1	0.1	0.0	0.1	1.7	89.9	14.0	76.0
2031 / 2032	62.7	8.0	3.8	1.9	6.1	0.4	0.1	0.1	0.0	0.1	1.5	81.7	13.4	68.3
2032 / 2033	56.5	7.2	3.5	1.7	5.5	0.4	0.1	0.1	0.0	0.1	1.4	73.7	12.7	61.0
2033 / 2034	50.5	6.4	3.2	1.6	4.9	0.3	0.1	0.1	0.0	0.0	1.2	65.9	12.0	53.9
2034 / 2035	44.7	5.6	2.9	1.4	4.4	0.3	0.1	0.1	0.0	0.0	1.1	58.4	11.3	47.1
2035 / 2036	39.3	4.9	2.6	1.2	3.9	0.2	0.1	0.1	0.0	0.0	0.9	51.3	10.5	40.8
2036 / 2037	34.2	4.3	2.3	1.0	3.4	0.2	0.0	0.1	0.0	0.0	0.8	44.8	9.7	35.0
2037 / 2038	29.5	3.7	2.1	0.9	2.9	0.2	0.0	0.0	0.0	0.0	0.7	38.7	9.0	29.8
2038 / 2039	25.2	3.2	1.8	0.8	2.5	0.2	0.0	0.0	0.0	0.0	0.6	33.2	8.2	25.0
2039 / 2040	21.4	2.7	1.6	0.7	2.2	0.1	0.0	0.0	0.0	0.0	0.5	28.3	6.6	21.7
2040 / 2041	18.0	2.3	1.4	0.6	1.8	0.1	0.0	0.0	0.0	0.0	0.4	23.8	5.2	18.6
2041 / 2042	15.0	1.9	1.2	0.5	1.5	0.1	0.0	0.0	0.0	0.0	0.4	19.9	4.7	15.3
2042 / 2043	12.4	1.6	1.0	0.4	1.3	0.1	0.0	0.0	0.0	0.0	0.3	16.6	4.1	12.5
2043 / 2044	10.2	1.3	0.9	0.3	1.1	0.1	0.0	0.0	0.0	0.0	0.2	13.6	2.6	11.0
2044 / 2045	8.2	1.1	0.8	0.3	0.9	0.1	0.0	0.0	0.0	0.0	0.2	11.1	1.8	9.3
2045 / 2046	6.6	0.9	0.6	0.2	0.7	0.0	0.0	0.0	0.0	0.0	0.2	9.0	1.3	7.7
2046 / 2047	5.3	0.7	0.5	0.2	0.6	0.0	0.0	0.0	0.0	0.0	0.1	7.2	1.0	6.2
2047 / 2048	4.2	0.6	0.4	0.1	0.5	0.0	0.0	0.0	0.0	0.0	0.1	5.8	0.8	5.0
2048 / 2049	3.3	0.5	0.4	0.1	0.4	0.0	0.0	0.0	0.0	0.0	0.1	4.6	0.6	3.9
2049 / 2050	2.6	0.4	0.3	0.1	0.3	0.0	0.0	0.0	0.0	0.0	0.1	3.6	0.5	3.1
2050 / 2051	2.0	0.3	0.2	0.1	0.2	0.0	0.0	0.0	0.0	0.0	0.1	2.8	0.4	2.4
2051 / 2052	1.5	0.2	0.2	0.1	0.2	0.0	0.0	0.0	0.0	0.0	0.0	2.2	0.3	1.9
2052 / 2053	1.1	0.2	0.2	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	1.7	0.2	1.4
2053 / 2054	0.9	0.1	0.1	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	1.3	0.2	1.1
2054 / 2055	0.6	0.1	0.1	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	1.0	0.1	0.8
2055 / 2056	0.5	0.1	0.1	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.7	0.1	0.6
2056 / 2057	0.4	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5	0.1	0.5
2057 / 2058	0.3	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.4	0.1	0.4
2058 / 2059	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3	0.0	0.3
2059 / 2060	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.2
2060 / 2061	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.1
2061 / 2062	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.1
2062 / 2063	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.0
2063 / 2064	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2064 / 2065	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2065 / 2066	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2066 / 2067	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2067 / 2068	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2068 / 2069	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2069 / 2070	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2070 / 2071	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2071 / 2072	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2072 / 2073	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

TOTAL	2,718.4	401.5	144.9	97.6	274.9	20.1	4.1	10.3	1.2	9.2	66.0	3,616.3	497.4	3,118.9

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
D. Projected discounted cashflows ($m)
D.1 Prior to cost savings

							Workers
						Workers	Compensation
				ARPD &	Defendant	Compensation	Legal	Wharf	Wharf Legal		Cross Claim
Payment Year	Mesothelioma	Asbestosis	Lung Cancer	Other	Legal Costs	Claims	Costs	Claims	Costs	Baryulgil	Recoveries	Gross	Insurance	Net
2006 / 2007	23.2	6.2	1.6	1.6	3.8	0.4	0.0	0.3	0.0	0.6	0.6	37.1	4.2	32.9
2007 / 2008	57.0	9.3	2.4	2.2	4.9	0.5	0.1	0.4	0.0	0.6	1.4	75.9	10.9	65.0
2008 / 2009	65.7	11.7	3.0	2.8	6.1	0.6	0.1	0.5	0.1	0.5	1.6	89.4	12.3	77.2
2009 / 2010	63.6	11.6	3.0	2.8	6.7	0.6	0.1	0.5	0.1	0.5	1.6	87.8	12.0	75.8
2010 / 2011	64.6	11.3	3.0	2.8	7.3	0.6	0.1	0.4	0.1	0.5	1.6	89.0	11.8	77.2
2011 / 2012	65.6	11.1	3.0	2.7	7.7	0.6	0.1	0.4	0.1	0.4	1.6	90.1	12.0	78.1
2012 / 2013	66.3	11.0	3.0	2.7	8.2	0.6	0.1	0.4	0.0	0.4	1.6	91.0	11.6	79.4
2013 / 2014	66.8	10.8	3.0	2.6	8.5	0.5	0.1	0.4	0.0	0.3	1.6	91.5	11.4	80.1
2014 / 2015	66.4	10.6	3.0	2.6	8.2	0.5	0.1	0.3	0.0	0.3	1.6	90.5	11.4	79.1
2015 / 2016	65.6	10.2	3.0	2.5	8.1	0.5	0.1	0.3	0.0	0.3	1.6	89.0	9.5	79.5
2016 / 2017	64.1	9.9	3.0	2.4	7.8	0.5	0.1	0.3	0.0	0.2	1.6	86.8	9.7	77.2
2017 / 2018	62.1	9.4	2.9	2.3	7.6	0.5	0.1	0.3	0.0	0.2	1.5	84.0	9.7	74.3
2018 / 2019	59.8	9.0	2.9	2.2	7.4	0.4	0.1	0.2	0.0	0.2	1.4	80.7	9.6	71.1
2019 / 2020	57.0	8.5	2.8	2.1	7.0	0.4	0.1	0.2	0.0	0.2	1.4	76.9	9.4	67.5
2020 / 2021	54.0	7.9	2.7	1.9	6.6	0.4	0.1	0.2	0.0	0.1	1.3	72.6	8.7	63.9
2021 / 2022	50.7	7.4	2.6	1.8	6.2	0.4	0.1	0.2	0.0	0.1	1.2	68.1	7.5	60.6
2022 / 2023	47.2	6.8	2.4	1.6	5.7	0.3	0.1	0.1	0.0	0.1	1.1	63.3	7.2	56.1
2023 / 2024	43.6	6.2	2.3	1.5	5.2	0.3	0.1	0.1	0.0	0.1	1.1	58.4	6.9	51.4
2024 / 2025	40.0	5.6	2.1	1.3	4.8	0.3	0.1	0.1	0.0	0.1	1.0	53.3	6.5	46.8
2025 / 2026	36.3	5.0	1.9	1.2	4.3	0.2	0.1	0.1	0.0	0.1	0.9	48.4	6.1	42.2
2026 / 2027	32.7	4.4	1.8	1.1	3.9	0.2	0.1	0.1	0.0	0.0	0.8	43.5	5.7	37.8
2027 / 2028	29.2	3.9	1.6	0.9	3.4	0.2	0.1	0.1	0.0	0.0	0.7	38.8	5.3	33.5
2028 / 2029	25.9	3.4	1.5	0.8	3.0	0.2	0.0	0.1	0.0	0.0	0.6	34.4	4.9	29.5
2029 / 2030	22.8	3.0	1.3	0.7	2.7	0.1	0.0	0.0	0.0	0.0	0.5	30.1	4.4	25.7
2030 / 2031	19.8	2.6	1.2	0.6	2.3	0.1	0.0	0.0	0.0	0.0	0.5	26.2	4.1	22.1
2031 / 2032	17.1	2.2	1.0	0.5	2.0	0.1	0.0	0.0	0.0	0.0	0.4	22.6	3.7	18.9
2032 / 2033	14.6	1.9	0.9	0.5	1.7	0.1	0.0	0.0	0.0	0.0	0.3	19.3	3.3	16.0
2033 / 2034	12.4	1.6	0.8	0.4	1.4	0.1	0.0	0.0	0.0	0.0	0.3	16.4	3.0	13.4
2034 / 2035	10.4	1.3	0.7	0.3	1.2	0.1	0.0	0.0	0.0	0.0	0.2	13.8	2.7	11.1
2035 / 2036	8.7	1.1	0.6	0.3	1.0	0.1	0.0	0.0	0.0	0.0	0.2	11.5	2.4	9.2
2036 / 2037	7.2	0.9	0.5	0.2	0.8	0.0	0.0	0.0	0.0	0.0	0.2	9.5	2.1	7.5
2037 / 2038	5.9	0.7	0.4	0.2	0.7	0.0	0.0	0.0	0.0	0.0	0.1	7.8	1.8	6.0
2038 / 2039	4.8	0.6	0.3	0.1	0.6	0.0	0.0	0.0	0.0	0.0	0.1	6.4	1.5	4.8
2039 / 2040	3.8	0.5	0.3	0.1	0.5	0.0	0.0	0.0	0.0	0.0	0.1	5.1	1.1	4.1
2040 / 2041	3.1	0.4	0.2	0.1	0.4	0.0	0.0	0.0	0.0	0.0	0.1	4.1	0.9	3.2
2041 / 2042	2.4	0.3	0.2	0.1	0.3	0.0	0.0	0.0	0.0	0.0	0.1	3.3	0.8	2.5
2042 / 2043	1.9	0.2	0.2	0.1	0.2	0.0	0.0	0.0	0.0	0.0	0.0	2.6	0.5	2.1
2043 / 2044	1.5	0.2	0.1	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.0	2.0	0.3	1.7
2044 / 2045	1.1	0.2	0.1	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	1.6	0.2	1.3
2045 / 2046	0.9	0.1	0.1	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	1.2	0.2	1.0
2046 / 2047	0.7	0.1	0.1	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.9	0.1	0.8
2047 / 2048	0.5	0.1	0.1	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.7	0.1	0.6
2048 / 2049	0.4	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5	0.1	0.4
2049 / 2050	0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.4	0.1	0.3
2050 / 2051	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3	0.0	0.2
2051 / 2052	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.2
2052 / 2053	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.1
2053 / 2054	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.1
2054 / 2055	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.1
2055 / 2056	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.0
2056 / 2057	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2057 / 2058	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2058 / 2059	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2059 / 2060	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2060 / 2061	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2061 / 2062	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2062 / 2063	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2063 / 2064	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2064 / 2065	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2065 / 2066	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2066 / 2067	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2067 / 2068	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2068 / 2069	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2069 / 2070	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2070 / 2071	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2071 / 2072	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2072 / 2073	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

TOTAL	1,348.3	209.1	67.6	50.9	159.0	10.5	2.3	6.2	0.8	6.1	32.9	1,827.9	237.9	1,590.0

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
D.2 Post cost savings in NSW only

							Workers
						Workers	Compensation
				ARPD &	Defendant	Compensation	Legal	Wharf	Wharf Legal		Cross Claim
Payment Year	Mesothelioma	Asbestosis	Lung Cancer	Other	Legal Costs	Claims	Costs	Claims	Costs	Baryulgil	Recoveries	Gross	Insurance	Net
2006 / 2007	23.0	6.2	1.6	1.6	3.8	0.4	0.0	0.3	0.0	0.6	0.6	37.0	4.2	32.8
2007 / 2008	56.3	9.2	2.4	2.2	4.7	0.5	0.1	0.4	0.0	0.6	1.4	75.0	10.8	64.2
2008 / 2009	64.8	11.6	3.0	2.8	5.7	0.6	0.1	0.5	0.0	0.5	1.6	88.0	12.1	75.9
2009 / 2010	62.7	11.4	2.9	2.8	6.3	0.6	0.1	0.5	0.0	0.5	1.6	86.2	11.9	74.4
2010 / 2011	63.7	11.2	2.9	2.7	6.7	0.6	0.1	0.4	0.0	0.5	1.6	87.2	11.6	75.6
2011 / 2012	64.7	10.9	2.9	2.7	7.0	0.6	0.1	0.4	0.0	0.4	1.6	88.2	11.8	76.4
2012 / 2013	65.3	10.8	3.0	2.6	7.4	0.5	0.1	0.4	0.0	0.4	1.6	89.0	11.4	77.6
2013 / 2014	65.8	10.6	3.0	2.6	7.6	0.5	0.1	0.4	0.0	0.3	1.6	89.4	11.2	78.2
2014 / 2015	65.4	10.4	3.0	2.5	7.4	0.5	0.1	0.3	0.0	0.3	1.6	88.4	11.2	77.2
2015 / 2016	64.6	10.1	3.0	2.4	7.2	0.5	0.1	0.3	0.0	0.3	1.6	87.0	9.3	77.7
2016 / 2017	63.2	9.7	2.9	2.4	7.0	0.5	0.1	0.3	0.0	0.2	1.5	84.8	9.5	75.4
2017 / 2018	61.2	9.3	2.9	2.3	6.8	0.5	0.1	0.3	0.0	0.2	1.5	82.0	9.5	72.6
2018 / 2019	58.9	8.8	2.8	2.1	6.6	0.4	0.1	0.2	0.0	0.2	1.4	78.8	9.4	69.4
2019 / 2020	56.2	8.3	2.7	2.0	6.3	0.4	0.1	0.2	0.0	0.2	1.4	75.1	9.2	65.9
2020 / 2021	53.2	7.8	2.6	1.9	5.9	0.4	0.1	0.2	0.0	0.1	1.3	70.9	8.6	62.3
2021 / 2022	49.9	7.2	2.5	1.8	5.5	0.4	0.1	0.2	0.0	0.1	1.2	66.5	7.3	59.2
2022 / 2023	46.5	6.7	2.4	1.6	5.1	0.3	0.1	0.1	0.0	0.1	1.1	61.8	7.0	54.8
2023 / 2024	43.0	6.1	2.2	1.5	4.7	0.3	0.1	0.1	0.0	0.1	1.0	57.0	6.8	50.2
2024 / 2025	39.4	5.5	2.1	1.3	4.3	0.3	0.1	0.1	0.0	0.1	0.9	52.1	6.4	45.7
2025 / 2026	35.8	4.9	1.9	1.2	3.8	0.2	0.1	0.1	0.0	0.1	0.9	47.2	6.0	41.2
2026 / 2027	32.2	4.3	1.8	1.1	3.4	0.2	0.1	0.1	0.0	0.0	0.8	42.5	5.6	36.9
2027 / 2028	28.8	3.8	1.6	0.9	3.1	0.2	0.0	0.1	0.0	0.0	0.7	37.9	5.2	32.7
2028 / 2029	25.5	3.4	1.4	0.8	2.7	0.2	0.0	0.1	0.0	0.0	0.6	33.6	4.8	28.8
2029 / 2030	22.4	2.9	1.3	0.7	2.4	0.1	0.0	0.0	0.0	0.0	0.5	29.4	4.3	25.1
2030 / 2031	19.5	2.5	1.1	0.6	2.1	0.1	0.0	0.0	0.0	0.0	0.5	25.6	4.0	21.6
2031 / 2032	16.8	2.2	1.0	0.5	1.8	0.1	0.0	0.0	0.0	0.0	0.4	22.1	3.6	18.5
2032 / 2033	14.4	1.8	0.9	0.4	1.5	0.1	0.0	0.0	0.0	0.0	0.3	18.9	3.3	15.6
2033 / 2034	12.2	1.5	0.8	0.4	1.3	0.1	0.0	0.0	0.0	0.0	0.3	16.0	2.9	13.1
2034 / 2035	10.3	1.3	0.7	0.3	1.1	0.1	0.0	0.0	0.0	0.0	0.2	13.5	2.6	10.9
2035 / 2036	8.6	1.1	0.6	0.3	0.9	0.1	0.0	0.0	0.0	0.0	0.2	11.3	2.3	8.9
2036 / 2037	7.1	0.9	0.5	0.2	0.8	0.0	0.0	0.0	0.0	0.0	0.2	9.3	2.0	7.3
2037 / 2038	5.8	0.7	0.4	0.2	0.6	0.0	0.0	0.0	0.0	0.0	0.1	7.6	1.8	5.9
2038 / 2039	4.7	0.6	0.3	0.1	0.5	0.0	0.0	0.0	0.0	0.0	0.1	6.2	1.5	4.7
2039 / 2040	3.8	0.5	0.3	0.1	0.4	0.0	0.0	0.0	0.0	0.0	0.1	5.0	1.1	3.9
2040 / 2041	3.0	0.4	0.2	0.1	0.3	0.0	0.0	0.0	0.0	0.0	0.1	4.0	0.9	3.1
2041 / 2042	2.4	0.3	0.2	0.1	0.3	0.0	0.0	0.0	0.0	0.0	0.1	3.2	0.7	2.4
2042 / 2043	1.9	0.2	0.2	0.1	0.2	0.0	0.0	0.0	0.0	0.0	0.0	2.5	0.6	2.0
2043 / 2044	1.5	0.2	0.1	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.0	2.0	0.4	1.6
2044 / 2045	1.1	0.2	0.1	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	1.5	0.2	1.3
2045 / 2046	0.9	0.1	0.1	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	1.2	0.2	1.0
2046 / 2047	0.6	0.1	0.1	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.9	0.1	0.8
2047 / 2048	0.5	0.1	0.1	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.7	0.1	0.6
2048 / 2049	0.4	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5	0.1	0.4
2049 / 2050	0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.4	0.1	0.3
2050 / 2051	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3	0.0	0.2
2051 / 2052	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.2
2052 / 2053	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.1
2053 / 2054	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.1
2054 / 2055	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.1
2055 / 2056	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.0
2056 / 2057	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2057 / 2058	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2058 / 2059	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2059 / 2060	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2060 / 2061	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2061 / 2062	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2062 / 2063	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2063 / 2064	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2064 / 2065	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2065 / 2066	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2066 / 2067	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2067 / 2068	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2068 / 2069	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2069 / 2070	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2070 / 2071	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2071 / 2072	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2072 / 2073	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

TOTAL	1,328.9	206.1	66.6	50.1	143.6	10.4	2.1	6.1	0.8	6.1	32.4	1,788.3	233.5	1,554.8

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
D.3 Post cost savings applied Australia-wide

							Workers
						Workers	Compensation
				ARPD &	Defendant	Compensation	Legal	Wharf	Wharf Legal		Cross Claim
Payment Year	Mesothelioma	Asbestosis	Lung Cancer	Other	Legal Costs	Claims	Costs	Claims	Costs	Baryulgil	Recoveries	Gross	Insurance	Net
2006 / 2007	22.9	6.2	1.6	1.6	3.8	0.4	0.0	0.3	0.0	0.6	0.6	36.9	4.2	32.7
2007 / 2008	55.9	9.2	2.4	2.2	4.6	0.5	0.1	0.4	0.0	0.6	1.4	74.3	10.7	63.6
2008 / 2009	64.2	11.5	2.9	2.8	5.5	0.6	0.1	0.5	0.0	0.5	1.6	87.0	12.0	75.0
2009 / 2010	62.1	11.3	2.9	2.8	5.9	0.6	0.1	0.5	0.0	0.5	1.6	85.1	11.7	73.4
2010 / 2011	63.1	11.1	2.9	2.7	6.3	0.6	0.1	0.4	0.0	0.5	1.6	86.0	11.5	74.5
2011 / 2012	64.1	10.8	2.9	2.6	6.6	0.5	0.1	0.4	0.0	0.4	1.6	86.9	11.6	75.3
2012 / 2013	64.7	10.7	2.9	2.6	6.9	0.5	0.1	0.4	0.0	0.4	1.6	87.6	11.3	76.3
2013 / 2014	65.1	10.5	3.0	2.6	7.1	0.5	0.1	0.4	0.0	0.3	1.6	88.0	11.0	77.0
2014 / 2015	64.8	10.3	3.0	2.5	6.8	0.5	0.1	0.3	0.0	0.3	1.6	87.0	11.1	76.0
2015 / 2016	64.0	10.0	2.9	2.4	6.6	0.5	0.1	0.3	0.0	0.3	1.6	85.6	9.2	76.4
2016 / 2017	62.6	9.6	2.9	2.3	6.5	0.5	0.1	0.3	0.0	0.2	1.5	83.5	9.3	74.2
2017 / 2018	60.6	9.2	2.9	2.2	6.3	0.5	0.1	0.3	0.0	0.2	1.5	80.7	9.3	71.4
2018 / 2019	58.3	8.7	2.8	2.1	6.1	0.4	0.1	0.2	0.0	0.2	1.4	77.6	9.2	68.3
2019 / 2020	55.6	8.2	2.7	2.0	5.8	0.4	0.1	0.2	0.0	0.2	1.3	73.9	9.0	64.8
2020 / 2021	52.7	7.7	2.6	1.9	5.4	0.4	0.1	0.2	0.0	0.1	1.3	69.8	8.5	61.3
2021 / 2022	49.4	7.2	2.5	1.7	5.1	0.4	0.1	0.2	0.0	0.1	1.2	65.4	7.2	58.2
2022 / 2023	46.1	6.6	2.4	1.6	4.7	0.3	0.1	0.1	0.0	0.1	1.1	60.8	6.9	53.9
2023 / 2024	42.5	6.0	2.2	1.5	4.3	0.3	0.1	0.1	0.0	0.1	1.0	56.1	6.6	49.4
2024 / 2025	39.0	5.4	2.1	1.3	3.9	0.3	0.1	0.1	0.0	0.1	0.9	51.2	6.3	44.9
2025 / 2026	35.4	4.8	1.9	1.2	3.5	0.2	0.1	0.1	0.0	0.1	0.9	46.5	5.9	40.6
2026 / 2027	31.9	4.3	1.7	1.0	3.2	0.2	0.0	0.1	0.0	0.0	0.8	41.8	5.5	36.3
2027 / 2028	28.5	3.8	1.6	0.9	2.8	0.2	0.0	0.1	0.0	0.0	0.7	37.3	5.1	32.2
2028 / 2029	25.3	3.3	1.4	0.8	2.5	0.2	0.0	0.1	0.0	0.0	0.6	33.0	4.7	28.3
2029 / 2030	22.2	2.9	1.3	0.7	2.2	0.1	0.0	0.0	0.0	0.0	0.5	29.0	4.3	24.7
2030 / 2031	19.3	2.5	1.1	0.6	1.9	0.1	0.0	0.0	0.0	0.0	0.5	25.2	3.9	21.3
2031 / 2032	16.7	2.1	1.0	0.5	1.6	0.1	0.0	0.0	0.0	0.0	0.4	21.7	3.6	18.2
2032 / 2033	14.3	1.8	0.9	0.4	1.4	0.1	0.0	0.0	0.0	0.0	0.3	18.6	3.2	15.4
2033 / 2034	12.1	1.5	0.8	0.4	1.2	0.1	0.0	0.0	0.0	0.0	0.3	15.8	2.9	12.9
2034 / 2035	10.2	1.3	0.7	0.3	1.0	0.1	0.0	0.0	0.0	0.0	0.2	13.3	2.6	10.7
2035 / 2036	8.5	1.1	0.6	0.3	0.8	0.1	0.0	0.0	0.0	0.0	0.2	11.1	2.3	8.8
2036 / 2037	7.0	0.9	0.5	0.2	0.7	0.0	0.0	0.0	0.0	0.0	0.2	9.2	2.0	7.2
2037 / 2038	5.7	0.7	0.4	0.2	0.6	0.0	0.0	0.0	0.0	0.0	0.1	7.5	1.7	5.8
2038 / 2039	4.7	0.6	0.3	0.1	0.5	0.0	0.0	0.0	0.0	0.0	0.1	6.1	1.5	4.6
2039 / 2040	3.7	0.5	0.3	0.1	0.4	0.0	0.0	0.0	0.0	0.0	0.1	4.9	1.2	3.8
2040 / 2041	3.0	0.4	0.2	0.1	0.3	0.0	0.0	0.0	0.0	0.0	0.1	4.0	0.9	3.1
2041 / 2042	2.4	0.3	0.2	0.1	0.2	0.0	0.0	0.0	0.0	0.0	0.1	3.1	0.7	2.4
2042 / 2043	1.9	0.2	0.2	0.1	0.2	0.0	0.0	0.0	0.0	0.0	0.0	2.5	0.6	1.9
2043 / 2044	1.4	0.2	0.1	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.0	1.9	0.4	1.6
2044 / 2045	1.1	0.1	0.1	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	1.5	0.2	1.3
2045 / 2046	0.8	0.1	0.1	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	1.2	0.2	1.0
2046 / 2047	0.6	0.1	0.1	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.9	0.1	0.8
2047 / 2048	0.5	0.1	0.1	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.7	0.1	0.6
2048 / 2049	0.4	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5	0.1	0.4
2049 / 2050	0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.4	0.1	0.3
2050 / 2051	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3	0.0	0.2
2051 / 2052	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.2
2052 / 2053	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.1
2053 / 2054	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.1
2054 / 2055	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.1
2055 / 2056	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.0
2056 / 2057	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2057 / 2058	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2058 / 2059	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2059 / 2060	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2060 / 2061	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2061 / 2062	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2062 / 2063	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2063 / 2064	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2064 / 2065	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2065 / 2066	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2066 / 2067	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2067 / 2068	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2068 / 2069	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2069 / 2070	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2070 / 2071	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2071 / 2072	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2072 / 2073	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

TOTAL	1,316.1	204.0	65.9	49.6	133.4	10.3	2.0	6.1	0.7	6.1	32.1	1,762.0	230.5	1,531.5

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
E. Comparison of costs: 30 September 2006

	Pre cost savings			Post cost savings in NSW only			Post cost savings Australia-wide
	$m			$m			$m
	Gross of		Net of	Gross of		Net of	Gross of		Net of
	insurance	Insurance	insurance	insurance	Insurance	insurance	insurance	Insurance	insurance
Total projected cashflows in current dollars (uninflated and undiscounted)	1,718.7	239.7	1,479.0	1,676.8	234.5	1,442.3	1,649.0	231.0	1,417.9
Future inflation allowance (base and superimposed inflation)	2,038.2	273.3	1,764.9	1,995.6	269.0	1,726.6	1,967.3	266.3	1,701.0
Total projected cash-flows with inflation allowance	3,756.9	512.9	3,244.0	3,672.3	503.5	3,168.9	3,616.3	497.4	3,118.9
Discounting allowance	(1,929.0)	(275.0)	(1,654.0)	(1,884.0)	(270.0)	(1,614.0)	(1,854.2)	(266.9)	(1,587.4)
Net present value liabilities	1,827.9	237.9	1,590.0	1,788.3	233.5	1,554.8	1,762.0	230.5	1,531.5

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
F. Actuarial valuation assumptions
F.1 Total number of claims notifications (past & future)

	30 September	31 March 2006	30 June 2005
	2006 valuation	valuation	valuation
Mesothelioma	6,510	6,518	6,528
Asbestosis	2,791	2,217	2,214
Lung Cancer	893	904	893
ARPD & Other	915	835	849
Wharf	186	180	168
Workers Compensation	1,772	1,859	2,075
F.2 Latency model

	30 September		31 March 2006		30 June 2005
	2006 valuation		valuation		valuation
		Std		Std
	Mean	Dev	Mean	Dev	Mean	Std Dev
	(years)	(years)	(years)	(years)	(years)	(years)
Mesothelioma	35	10	35	10	35	10
Asbestosis	30	10	30	10	30	10
Lung Cancer	35	10	35	10	35	10
ARPD & Other	30	11	30	11	30	11
Wharf	n/a	n/a	n/a	n/a	n/a	n/a
Workers Compensation	n/a	n/a	n/a	n/a	n/a	n/a

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
F.3 Assumed peak year of notifications

	30 September	31 March 2006	30 June 2005
	2006 valuation	valuation	valuation
Mesothelioma	2010/11	2010/11	2010/11
Asbestosis	2006/07	2005/06	2005/06
Lung Cancer	2010/11	2010/11	2010/11
ARPD & Other	2006/07	2006/07	2006/07
Wharf	2000/01	2000/01	2000/01
Workers Compensation	2006/07	2006/07	2006/07

Notes for F.4 to F.7:

[1]	Average costs at 30 September 2006 valuation are in mid 2006/07 money terms

[2]	Average costs at 31 March 2006 valuation are in mid 2005/06 money terms

[3]	Average costs at 30 June 2005 valuation are in mid 2005/06 money terms

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006

F.4	Projected average Liable Entities share of claim award costs of non-nil settlements (pre cost savings)

	30 September	31 March 2006	30 June 2005
	2006 valuation [1]	valuation [2]	valuation [3]
Mesothelioma	260,000	260,000	265,000
Asbestosis	97,500	100,000	100,000
Lung Cancer	125,000	135,000	140,000
ARPD & Other	90,000	90,000	90,000
Wharf	100,000	90,000	90,000
Workers Compensation	135,000	135,000	135,000

F.5 Projected average Liable Entities’ defendant costs of nil settlements (pre cost savings)

	30 September	31 March 2006	30 June 2005
	2006 valuation [1]	valuation [2]	valuation [3]
Mesothelioma	17,500	20,000	22,500
Asbestosis	15,000	15,000	3,500
Lung Cancer	7,500	7,500	7,500
ARPD & Other	10,000	15,000	15,000
Wharf	2,500	1,500	1,500
Workers Compensation	2,500	7,500	7,500

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006

F.6	Projected average Liable Entities share of defendant claims legal costs of non-nil settlements (pre cost savings)

	30 September	31 March 2006	30 June 2005
	2006 valuation [1]	valuation [2]	valuation [3]
Mesothelioma	25,000	30,000	35,000
Asbestosis	25,000	25,000	25,000
Lung Cancer	20,000	12,500	12,500
ARPD & Other	25,000	30,000	35,000
Wharf	15,000	15,000	15,000
Workers Compensation	15,000	15,000	25,000

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006

F.7	Large claims loading (for claims in excess of $1m in 2005/06 money terms)

	30 September	31 March 2006	30 June 2005
	2006 valuation [1]	valuation [2]	valuation [3]
Mesothelioma	$1,650,000 average claim 1.6% incidence rate $26,400 per claim	$1,500,000 average claim 1.5% incidence rate $22,500 per claim	$1,500,000 average claim 1.5% incidence rate $22,500 per claim
Asbestosis	Nil	Nil	Nil
Lung Cancer	Nil	Nil	Nil
ARPD & Other	Nil	Nil	Nil
Wharf	Nil	Nil	Nil
Workers Compensation	Nil	Nil	Nil

F.8 Nil claim settlement rate

	30 September	31 March 2006	30 June 2005
	2006 valuation	valuation	valuation
Mesothelioma	12%	11.5%	14%
Asbestosis	9.5%	9.5%	10%
Lung Cancer	30%	30%	32%
ARPD & Other	20%	20%	20%
Wharf	25%	35%	35%
Workers Compensation	92%	90%	90%

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006

F.9	Cross-claim recoveries and Other Recoveries rate

	30 September	31 March 2006	30 June 2005
	2006 valuation	valuation	valuation
Cross-claim recoveries rate	2.00%	2.00%	1.40%
Other Recoveries rate	0.00%	0.00%	0.00%
Total recoveries rate	2.00%	2.00%	1.40%

F.10	Margin in case estimates

	30 September	31 March 2006	30 June 2005
	2006 valuation	valuation	valuation
Assumed surplus as a % of case estimates	15.0% of the	0.0%	0.0%
	award amount
F.11 Economic assumptions excluding discount rate

	30 September	31 March 2006	30 June 2005
	2006 valuation	valuation	valuation
Base inflation	4.25% per annum	4.25% per annum	4.00% per annum
Superimposed inflation	2.25% per annum	2.00% per annum	2.00% per annum
Total claim inflation	6.60% per annum	6.34% per annum	6.08% per annum

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006

F.12	Discount rate by year

	30 September	31 March 2006	30 June 2005
Year	2006 valuation	valuation	valuation
1	6.02%	5.44%	5.33%
2	5.84%	5.41%	5.08%
3	5.69%	5.44%	5.09%
4	5.57%	5.46%	5.11%
5	5.48%	5.49%	5.14%
6	5.42%	5.51%	5.17%
7	5.38%	5.54%	5.20%
8	5.37%	5.56%	5.23%
9+	5.37%	5.57%	5.25%

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
G. Pending claims reserve adequacy additional analysis
G.1 MRCF analysis
The following chart shows the results of the MRCF’s analysis of the past adequacy of case estimates (on a case-by-case basis). The analysis seems to suggest that historically the level of savings that have eventuated from case estimates have been as high as 35% (averaged over a 12 month period) during 2004 although this has fallen in recent periods to around 25%.
The chart shows the savings averaged over a 3-month, a 12-month and 1-month period.
The chart seems to be supportive of our inference that there is some degree of prudence in the existing case estimates, but that the extent of prudence has been reducing in the last two years.
In these circumstances, it is perhaps appropriate that our prospective assumption of the savings that will eventuate from currently pending claims is not as high as that exhibited in past experience.
Note: Based on MRCF Monthly Management Reports to 31 August 2006

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
G.2 Actuarial estimate of future savings on pending claims
In assessing the degree of redundancy in case reserves, we have undertaken a projection of the future settlement cost of pending claims and compared this to the case reserves for such claims. Our projection is based on a blending of the following actuarial techniques:
•	Projection of future claim payments by year of notification using triangulation techniques as described in Section 5.5 and compare with the case reserves for those claims; and
•	Projection of future average cost per claim for reported, but not finalised claims, by year of notification. The average cost is assessed by reference to the delay from when the claim was reported to when the claim settles (this method is known as the PPCF method).
The results of our analysis are shown in the following tables:
Estimated savings on pending claims – Mesothelioma

		Selected	% projected
Notification Year	Case Reserve	IBNER	saving
2002	949,500	906,341	5%
2003	2,632,487	1,701,708	35%
2004	5,549,754	4,298,610	23%
2005	8,268,268	6,362,390	23%
2006	8,230,260	8,640,642	-5%
Total	27,825,308	22,739,486	18%

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
Estimated savings on pending claims – Non-mesothelioma

		Selected
Notification Year	Case Reserve	IBNER	% saving
2002	2,482,075	1,907,708	23%
2003	1,536,020	3,572,069	-133%
2004	6,311,604	4,510,218	29%
2005	8,084,342	5,402,408	33%
2006	5,533,604	3,367,799	39%
Total	28,600,345	21,082,597	26%

Estimated savings on pending claims – All

		Selected
Notification Year	Case Reserve	IBNER	% saving
2002	3,431,575	2,814,049	18%
2003	4,168,507	5,273,777	-27%
2004	11,861,358	8,808,828	26%
2005	16,352,610	11,764,798	28%
2006	13,763,864	12,008,441	13%
Total	56,425,653	43,822,083	22%

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
H. Australian asbestos consumption and production data: 1920-2002
Figures in this table are in 000’s metric tonnes

Year	Production	Import	Export	Consumption
1920	0	0	0	0
1921	1,182	0	0	1,182
1922	742	0	0	742
1923	217	0	0	217
1924	78	0	0	78
1925	51	0	0	51
1926	0	0	0	0
1927	11	0	0	11
1928	12	0	0	12
1929	255	3,679	0	3,934
1930	82	0	0	82
1931	128	1,200	0	1,328
1932	130	0	0	130
1933	279	2,676	0	2,955
1934	170	2,471	0	2,641
1935	170	4,423	0	4,593
1936	239	7,817	0	8,056
1937	298	6,199	0	6,497
1938	173	11,179	0	11,352
1939	78	10,081	0	10,159
1940	489	14,097	0	14,586
1941	251	14,220	0	14,471
1942	331	20,176	0	20,507
1943	678	14,229	0	14,907
1944	764	14,091	0	14,855
1945	1,629	9,131	32	10,728
1946	620	18,697	496	18,821
1947	1,377	14,246	652	14,971
1948	1,327	14,857	278	15,906
1949	1,645	14,767	346	16,066
1950	1,617	29,536	385	30,768
1951	2,558	25,289	588	27,259
1952	4,059	24,686	868	27,877
1953	4,970	28,784	1,631	32,123
1954	4,713	26,406	2,298	28,821
1955	5,352	42,677	3,287	44,742
1956	8,670	32,219	6,859	34,030
1957	13,098	23,235	11,644	24,689
1958	13,900	34,721	9,315	39,306
1959	15,959	34,223	11,584	38,598
1960	13,940	36,609	7,410	43,139
1961	14,952	32,947	7,196	40,703
1962	16,443	34,915	8,695	42,663
1963	11,941	32,704	2,347	42,298
1964	12,191	38,299	6,500	43,990
1965	10,326	46,179	4,295	52,210
1966	12,024	49,243	4,146	57,121
1967	647	46,950	2,254	45,343
1968	799	59,590	718	59,671
1969	734	52,739	162	53,311
1970	739	57,250	367	57,622
1971	756	71,777	174	72,359
1972	16,884	61,682	2,387	76,179
1973	43,529	61,373	27,810	77,092
1974	30,863	57,051	29,191	58,723
1975	47,922	69,794	24,524	93,192
1976	60,642	60,490	40,145	80,987
1977	50,601	54,267	20,510	84,358
1978	62,383	42,061	37,094	67,350
1979	79,721	23,735	54,041	49,415
1980	92,418	25,239	51,172	66,485
1981	45,494	20,960	38,576	27,878
1982	18,587	20,853	15,578	23,862
1983	3,909	10,113	4,460	9,562
1984	0	14,432	22	14,410
1985	0	12,194	0	12,194
1986	0	10,597	0	10,597
1987	0	6,294	0	6,294
1988	0	2,072	0	2,072
1989	0	2,128	0	2,128
1990	0	1,706	0	1,706
1991	0	1,342	0	1,342
1992	0	1,533	0	1,533
1993	0	2,198	0	2,198
1994	0	1,843	0	1,843
1995	0	1,488	0	1,488
1996	0	1,366	0	1,366
1997	0	1,556	0	1,556
1998	0	1,471	0	1,471
1999	0	1,316	0	1,316
2000	0	1,246	0	1,246
2001	0	945	0	945
2002	0	515	0	515

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
I. Derivation of US GAAP accounting liability
The table below shows how the US GAAP accounting liability established by James Hardie has been derived from the figures contained within this report. All figures are in AUD and no conversion to USD has been made within this report.

		30 September 2006	31 March 2006
		A$m	A$m	Source
(1)	Discounted Central Estimate	1,554.8	1,517.0	KPMGA report, Appendix D, column 6

(2)	Discounting Impact	1,614.0	1,562.2	KPMGA report, Appendix D, column 6

(3) = (1)+(2)	Inflated, Undiscounted Central Estimate	3,168.9	3,079.2	KPMGA report, Appendix D, column 6

(4)	Inflation Allowance	1,726.6	1,677.4	KPMGA report, Appendix D, column 6

(5) = (3)-(4)	Uninflated & Undiscounted Central Estimate	1,442.3	1,401.8	KPMGA report, Appendix D, column 6

(6)	Equitas Bad Debt Charge (on UIUD basis)	2.3	2.0	[KPMGA Model of UIUD cashflows]
(7)	Cross-Claim recoveries (on UIUD basis)	29.1	28.7	[KPMGA Model of UIUD cashflows]

(8) = (5)+(6)+(7)	KPMGA Uninflated & Undiscounted Provision for Accounting	1,473.8	1,432.5

(9)	Claims handling Costs of SPF	tbc	67.7	[to be assessed by JHINV / Amaca]

(10)	Net Assets of MRCF	tbc	71.6	[to be assessed by JHINV / Amaca]

(11) = (8)+(9)-(10)	Accounting Liability pre-tax	tbc	1,428.6	[to be assessed by JHINV]

(12) = 70% x (11)	Accounting Liability post-tax	tbc	1,000.0	[to be assessed by JHINV]

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
J. Additional claims information at 30 September 2006

	Australia
	Six months ended		Twelve months ended
	September 30, 2006	March 31, 2006	March 31, 2005	March 31, 2004	March 31, 2003
Number of claims filed	218	346	489	379	402
Number of claims dismissed	73	97	62	119	29
Number of claims settled or otherwise resolved	206	405	402	316	231
Average settlement amount per claim (AU$)	146,177	151,883	157,594	167,450	204,194

	New Zealand
	Six months ended		Twelve months ended
	September 30, 2006	March 31, 2006	March 31, 2005	March 31, 2004	March 31, 2003
Number of claims filed	0	0	0	0	0
Number of claims dismissed	0	0	0	0	2
Number of claims settled or otherwise resolved	0	0	0	0	1
Average settlement amount per claim (AU$)	0	0	0	0	2,000

	Unknown — Court not identified
	Six months ended		Twelve months ended
	September 30, 2006	March 31, 2006	March 31, 2005	March 31, 2004	March 31, 2003
Number of claims filed	0	6	7	1	7
Number of claims dismissed	2	10	20	15	0
Number of claims settled or otherwise resolved	2	12	2	0	3
Average settlement amount per claim (AU$)	7,356	198,892	47,000	0	37,090

	USA
	Six months ended		Twelve months ended
	September 30, 2006	March 31, 2006	March 31, 2005	March 31, 2004	March 31, 2003
Number of claims filed	0	0	0	0	0
Number of claims dismissed	1	0	3	1	0
Number of claims settled or otherwise resolved	0	0	1	0	0
Average settlement amount per claim (AU$)	0	0	228,293	0	0

			Australia
				As of
			September 30, 2006	March 31, 2006	March 31, 2005
Number of claims pending			503	556	712

			New Zealand
				As of
			September 30, 2006	March 31, 2006	March 31, 2005
Number of claims pending			—	—	—

			Unknown — Court not identified
				As of
			September 30, 2006	March 31, 2006	March 31, 2005
Number of claims pending			17	20	36

			USA
				As of
			September 30, 2006	March 31, 2006	March 31, 2005
Number of claims pending			—	1	1

			As of
	September 30, 2006	March 31, 2006	March 31, 2005	March 31, 2004	March 31, 2003
Number of open cases at beginning of year	586	749	743	814	671
Number of new cases	218	352	496	380	409
Number of closed cases	284	524	490	451	266
Number of open cases at end of year	520	577	749	743	814
Average Settlement per Settled Claim (AU$)	144,843	153,236	157,223	167,450	201,200
Average Settlement per Closed Claim (AU$)	106,082	121,945	129,949	117,327	177,752

Notes:

1.	Data for 2006 only relates to 11 months data as that was the information upon which the 31 March 2006 valuation report was based and the 12 months data was not available at the time of release of the financial statements of James Hardie Industries NV

2.	The location of the court has been used as the location indicator with any Australian state implying “Australia”. “Unknown — Court not identified” refers to claims where the location of the Court is blank or described as “Other” in the current claims database.

3.	The “Average Settlement per Settled Claim (AU$)” is defined as the sum of settlement amount divided by the numnber of claims settled where the settlement amount does not equal zero.

4.	The “Average Settlement per Closed Claim (AU$)” is the sum of settlement amount divided by the number of closed claims, so including claims where the settlement amount is equal to zero.

5.	A claim being dismissed relates to the case being closed and the MRCF’s share of the settlement amount being equal to zero.

6.	The settlement amount is equal to the MRCF’s share of the plaintiff award and plaintiff legal fees, so this excludes any legal costs relating to defence by the MRCF.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
K. Glossary of terms
The following provides a glossary of terms upon which we have relied in preparing our report.
The operation of these definitions cannot be considered in isolation but instead need to be considered in the context of the totality of the Final Funding Agreement. For the purpose of preparing our valuation report, we have been given full access to the Final Funding Agreement.
AICF means the trustee of the Asbestos Injuries Compensation Fund from time to time, in its capacity as trustee, initially being Asbestos Injuries Compensation Fund Limited.
AICF Funded Liability means:
(a)	any Proven Claim;

(b)	Operating Expenses;

(c)	Claims Legal Costs;

(d)	any claim that was made or brought in legal proceedings against a Former James Hardie Company commenced before 1 December 2005;

(e)	Statutory Recoveries within the meaning and subject to the limits set out in the Final Funding Agreement;

(f)	a claim or category of claim which James Hardie and the NSW Government agree in writing is a “AICF Funded Liability” or a category of “AICF Funded Liability”.
but in the cases of paragraphs (a), (c) and (d) excludes any such liabilities or claims to the extent that they have been recovered or are recoverable under a Worker’s Compensation Scheme or Policy
Claims Legal Costs means all costs, charges, expenses and outgoings incurred or expected to be borne by AICF or the Former James Hardie Companies, in respect of legal advisors, other advisors, experts, court proceedings and other dispute resolution methods in connection with Personal Asbestos Claims and Marlew Claims but in all cases excluding any costs included as a component of calculating a Proven Claim.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
Concurrent Wrongdoer in relation to a personal injury or death claim for damages under common law or other law (excluding any law introduced or imposed in breach of the restrictions on adverse regulatory or legislative action against the James Hardie Group under the Final Funding Agreement, and which breach has been notified to the NSW Government in accordance with Final Funding Agreement), means a person whose acts or omissions, together with the acts or omissions of one or more Former James Hardie Companies or Marlew or any member of the James Hardie Group (whether or not together with any other persons) caused, independently of each other or jointly, the damage or loss to another person that is the subject of that claim.
Contribution Claim means a cross-claim or other claim under common law or other law (excluding any law introduced or imposed in breach of the restrictions on adverse regulatory or legislative action against the James Hardie Group under the Final Funding Agreement, and which breach has been notified to the NSW Government in accordance with Final Funding Agreement):
(a)	for contribution by a Concurrent Wrongdoer against a Former James Hardie Company or a member of the James Hardie Group in relation to facts or circumstances which give rise to a right of a person to make a Personal Asbestos Claim or a Marlew Claim; or

(b)	by another person who is entitled under common law (including by way of contract) to be subrogated to such a first mentioned cross-claim or other claim;
Discounted Central Estimate means the central estimate of the present value (determined using the discount rate used within the relevant actuarial report) of the liabilities of the Former James Hardie Companies and Marlew in respect of expected Proven Claims and Claims Legal Costs, calculated in accordance with the Final Funding Agreement.
Excluded Claims are any of the following liabilities of the Former James Hardie Companies:
(i)	personal injury or death claims arising from exposure to Asbestos outside Australia;

(ii)	personal injury or death claims arising from exposure to Asbestos made outside Australia;

(iii)	claims for economic loss (other than any economic loss forming part of the calculation of an award of damages for personal injury or death) or loss of property, including those relating to land remediation and/or Asbestos or Asbestos products removal, arising out of or in connection

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
with Asbestos or Asbestos products manufactured, sold, distributed or used by or on behalf of the Liable Entities;

(iv)	any Excluded Marlew Claim;

(v)	any liabilities of the Liable Entities other than AICF Funded Liabilities.
Excluded Marlew Claim means a Marlew Claim:
(a)	covered by the indemnities granted by the Minister of Mineral Resources under the deed between the Minister, Fuller Earthmoving Pty Limited and James Hardie Industries Limited dated 11 March 1996; or

(b)	by a current or former employee of Marlew in relation to an exposure to Asbestos in the course of such employment to the extent:
(i)	the loss is recoverable under a Worker’s Compensation Scheme or Policy; or

(ii)	the Claimant is not unable to recover damages from a Marlew Joint Tortfeasor in accordance with the Marlew Legislation;
(c)	by an individual who was or is an employee of a person other than Marlew arising from exposure to Asbestos in the course of such employment by that other person where such loss is recoverable from that person or under a Worker’s Compensation Scheme or Policy; or

(d)	in which another defendant (or its insurer) is a Marlew Joint Tortfeasor from whom the plaintiff is entitled to recover compensation in proceedings in the Dust Diseases Tribunal, and the Claimant is not unable to recover damages from that Marlew Joint Tortfeasor in accordance with the Marlew Legislation.
Former James Hardie Companies means Amaca, Amaba and ABN 60.
Insurance and Other Recoveries means any proceeds which may reasonably be expected to be recovered or recoverable for the account of a Former James Hardie Company or to result in the satisfaction (in whole or part) of a liability of a Former James Hardie Company (of any nature) to a third party, under any product liability insurance policy or public liability insurance policy or commutation of such policy or under any other contract, including any contract of indemnity, but excluding any such amount recovered or recoverable under a Worker’s Compensation Scheme or Policy.
Liable Entities see Former James Hardie Companies
Marlew means Marlew Mining Pty Ltd (in liquidation), ACN 000 049 650, previously known as Asbestos Mines Pty Ltd.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
Marlew Claim means, subject to the limitation on Statutory Recoveries, a claim which satisfies one of the following paragraphs and which is not an Excluded Marlew Claim:
(a)	any present or future personal injury or death claim by an individual or the legal personal representative of an individual, for damages under common law or other law (excluding any law introduced or imposed in breach of the restrictions on adverse regulatory or legislative action against the James Hardie Group under the Final Funding Agreement, and which breach has been notified to the NSW Government in accordance with the Final Funding Agreement) which:
(i)	arose or arises from exposure to Asbestos in the Baryulgil region from Asbestos Mining Activities at Baryulgil conducted by Marlew, provided that:
A.	the individual’s exposure to Asbestos occurred wholly within Australia; or

B.	where the individual has been exposed to Asbestos both within and outside Australia, the amount of damages included in the Marlew Claim shall be limited to the amount attributable to the proportion of the exposure which caused or contributed to the loss or damage giving rise to the Marlew Claim which occurred in Australia;
(ii)	is commenced in New South Wales in the Dust Diseases Tribunal; and

(iii)	is or could have been made against Marlew had Marlew not been in external administration or wound up, or could be made against Marlew on the assumption (other than as contemplated under the Marlew legislation) that Marlew will not be in the future in external administration;
(b)	any claim made under compensation to relatives legislation by a relative of a deceased individual (or personal representative of such a relative) or (where permitted by law) the legal personal representative of a deceased individual in each case where the individual, but for such individual’s death, would have been entitled to bring a claim of the kind described in paragraph (a); or

(c)	a Contribution Claim relating to a claim described in paragraphs (a) or (b).

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
Marlew Joint Tortfeasor means any person who is or would be jointly and severally liable with Marlew in respect of a Marlew Claim, had Marlew not been in external administration or wound up, or on the assumption that Marlew will not in the future be, in external administration or wound up other than as contemplated under the Marlew Legislation.
Payable Liability means any of the following:
(a)	any Proven Claim (whether arising before or after the date of this deed);

(b)	Operating Expenses;

(c)	Claims Legal Costs;

(d)	any liability of a Former James Hardie Company to the AICF, however arising, in respect of any amounts paid by the AICF in respect of any liability or otherwise on behalf of the Former James Hardie Company;

(e)	any claim that was made or brought in legal proceedings against a Former James Hardie Company commenced before 1 December 2005;

(f)	if regulations are made pursuant to section 30 of the Transaction Legislation and if and to the extent the AICF and James Hardie have notified the NSW Government that any such liability is to be included in the scope of Payable Liability, any liability of a Former James Hardie Company to pay amounts received by it from an insurer in respect of a liability to a third party incurred by it for which it is or was insured under a contract of insurance entered into before 2 December 2005; and

(g)	Statutory Recoveries within the meaning and subject to the limits set out in the Final Funding Agreement, but in the cases of paragraphs (a), (c) and (e) excludes any such liabilities or claims to the extent that they have been recovered or are recoverable under a Worker’s Compensation Scheme or Policy.
Period Actuarial Estimate means, in respect of a period, the central estimate of the present value (determined using the discount rate used in the relevant actuarial report) of the liabilities of the Former James Hardie Companies and Marlew in respect of expected Proven Claims and Claims Legal Costs (in each case which are reasonably expected to become payable in that period), before allowing for Insurance and Other Recoveries, calculated in accordance with the Final Funding Agreement.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
Personal Asbestos Claim means any present or future personal injury or death claim by an individual or the legal personal representative of an individual, for damages under common law or under other law (excluding any law introduced or imposed in breach of the restrictions on adverse regulatory or legislative action against the James Hardie Group under the Final Funding Agreement, and which breach has been notified to the NSW Government under the Final Funding Agreement) which:
(a)	arises from exposure to Asbestos occurring in Australia, provided that:
(i)	the individual’s exposure to Asbestos occurred wholly within Australia; or

(ii)	where the individual has been exposed to Asbestos both within and outside Australia, damages included in the Marlew Claim shall be limited to the amount attributable to the proportion of the exposure which caused or contributed to the loss or damage giving rise to the Personal Asbestos Claim which occurred in Australia;
(b)	is made in proceedings in an Australian court or tribunal; and

(c)	is made against:
(i)	all or any of the Liable Entities; or

(ii)	any member of the James Hardie Group from time to time;
(d)	any claim made under compensation to relatives legislation by a relative of a deceased individual (or personal representative of such a relative) or (where permitted by law) the legal personal representative of a deceased individual in each case where the individual, but for such individual’s death, would have been entitled to bring a claim of the kind described in paragraph (a); or

(e)	a Contribution Claim made in relation to a claim described in paragraph (a) or (b)
but excludes all claims covered by a Worker’s Compensation Scheme or Policy.
Proven Claim means a proven Personal Asbestos Claim in respect of which final judgment has been given against, or a binding settlement has been entered into by, a Former James Hardie Company, to the extent to which that entity incurs liability under that judgment or settlement, or a Proven Marlew Claim.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the Special Purpose Fund
30 September 2006
Statutory Recoveries means any statutory entitlement of the NSW Government or any Other Government or any governmental agency or authority of any such government (“Relevant Body”) to impose liability on or to recover an amount or amounts from any person in respect of any payments made or to be made or benefits provided by a Relevant Body in respect of claims (other than as a defendant or in settlement of any claim, including a cross-claim or claim for contribution).
Term means the period
(i)	from the date on which the principal obligations under the Final Funding Agreement will commence to 31 March 2045,

(ii)	as may be extended in accordance with the terms of the Final Funding Agreement.
Term Central Estimate means the central estimate of the present value (determined using the discount rate used in the relevant Annual Actuarial Report) of the liabilities of the Former James Hardie Companies and Marlew in respect of expected Proven Claims and Claims Legal Costs (in each case reasonably expected to become payable in the relevant period) after allowing for Insurance and Other Recoveries during that period, from and including the day following the end of the Financial Year preceding that Payment Date up to and including the last day of the Term (excluding any automatic or potential extension of the Term, unless or until the Term has been extended.
Workers Compensation Scheme or Policy means any of the following:
(a)	any worker’s compensation scheme established by any law of the Commonwealth or of any State or Territory;

(b)	any fund established to cover liabilities under insurance policies upon the actual or prospective insolvency of the insurer (including without limitation the Insurer Guarantee Fund established under the Worker’s Compensation Act 1987 (NSW)); and

(c)	any policy of insurance issued under or pursuant to such a scheme.